SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2017

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2017 to June 30, 2017)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO

	(As of June 30, 2017)
Classification	Consolidated subsidiaries	Associates and joint ventures	Total
Domestic	22	59	81
Overseas	70	42	112

Total	92	101	193

5. Major changes in management

A.	At the extraordinary general meeting of shareholders of KEPCO held on January 10, 2017, Mr. Moon, Bong-Soo was appointed as a standing director and Executive Vice President & Chief Power System Officer, in replacement of Mr. Chang, Jae-Won who voluntarily resigned.

B.	At the annual general meeting of shareholders of KEPCO held on March 21, 2017, Mr. Cho, Hwan-Eik whose term of the office expired was re-elected as the President and Chief Executive Officer.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: Dividend payment of Won 1,980 per share for fiscal year 2016 (Won 1.27 trillion in aggregate). Dividend payments for fiscal year 2015, 2014 and 2013 were Won 3,100, Won 500 and Won 90 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for a six-month period ended June 30, 2016 and 2017

	(In billions of Won)
	January to June 2016		January to June 2017
	Sales	Operating profit	Sales	Operating profit
Electricity sales	28,819	2,175	28,445	-443
Nuclear generation	5,671	2,165	4,944	938
Thermal generation	10,270	1,982	11,384	1,718
Others(*)	1,474	195	1,454	163
Subtotal	46,234	6,517	46,227	2,376
Adjustment for related-party transactions	-17,273	-207	-18,155	-66

Total	28,961	6,310	28,072	2,310

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to 86 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

•	Sales and operating profit reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements.”

2. Changes in unit prices of major products

				(In Won per kWh)
Business sector		Company	January to December 2016	January to June 2017
Electricity sold	Residential	KEPCO	121.52	106.04
	Commercial		130.41	126.90
	Educational		111.51	98.66
	Industrial		107.11	105.23
	Agricultural		47.41	47.85
	Street lighting		113.35	114.24
	Overnight usage		67.56	67.52
Electricity from nuclear generation	Nuclear Generation	KHNP	68.89	62.47
Electricity from thermal generation	Thermal generation	KOSEP	71.57	85.42
		KOMIPO	84.33	97.04
		KOWEPO	86.11	99.22
		KOSPO	86.47	97.02
		EWP	84.62	99.36

3. Power purchase from generation companies for a six-month period ended June 30, 2017

Company	Volume (MWh)	Expense (In billions of Won)
KHNP	76,716,439	4,799
KOSEP	31,183,167	2,591
KOMIPO	23,914,826	2,249
KOWEPO	21,835,371	2,134
KOSPO	22,052,961	2,127
EWP	23,540,598	2,344
Others	54,312,867	5,641

Total	253,556,229	21,885

•	Excludes expense related to the renewable portfolio standard provisions and carbon emissions.

4. Intellectual property as of June 30, 2017

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	1,837	196	84	67	142	43	2,369
Consolidated subsidiaries	3,709	581	780	109	253	22	5,454
Total	5,546	777	864	176	395	65	7,823

III. Financial Information

1. Condensed consolidated financial results as of and for a six-month period ended June 30, 2016 and 2017

							(In billions of Won)
Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2016	January to June 2017	Change (%)		December 31, 2016	June 30, 2017	Change (%)
Sales	28,961	28,072	-3.1	Total assets	177,837	179,938	1.2
Operating profit	6,310	2,310	-63.4	Total liabilities	104,786	107,068	2.2
Net income	3,931	1,259	-68.0	Total equity	73,051	72,870	-0.2

2. Condensed separate financial results as of and for a six-month period ended June 30, 2016 and 2017

							(In billions of Won)
Separate statements of comprehensive income				Separate statements of financial position
	January to June 2016	January to June 2017	Change (%)		December 31, 2016	June 30, 2017	Change (%)
Sales	28,819	28,445	-1.3	Total assets	105,321	106,022	0.7
Operating profit	2,175	-443	-120.4	Total liabilities	49,854	51,244	2.8
Net income	2,448	549	-77.6	Total equity	55,467	54,778	-1.2

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a six-month period ended June 30, 2017

Number of meetings	Number of agendas	Classification
		Resolutions	Results	Reports	Results
7	20	15	Approved as proposed	5	Accepted as reported

*	The audit committee held 6 meetings with 18 agendas (of which, 9 were resolved as proposed and 9 were approved as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 19, 2017	Approval of contribution to KEPCO medical corporation	Conditional Approval	Resolution
	Approval of plan to establish ICT backup center	Approved as proposed	Resolution
	Approval of amendment to the rules on employment	Approved as proposed	Resolution

February 17, 2017	Approval of the maximum aggregate amount of remuneration for directors in 2017	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2016	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution
	Approval to expand target business to invest in to secure financial resources required for the Energy Valley Dream Plan	Approved as amended	Resolution
	Report on the annual management of commercial papers in 2016	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2016	Accepted as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Accepted as reported	Report
	Report on the audit result for fiscal year 2016	Accepted as reported	Report

March 3, 2017	Approval of the Statement of Appropriation of Retained Earnings for fiscal year 2016	Approved as proposed	Resolution

March 17, 2017	Approval of guarantee for the solar energy project in Colorado, U.S.A., according to the change of business structure	Approved as proposed	Resolution

	Approval of forming Executive Recommendation Committee and evaluation standard for the candidate of non-standing directors	Approved as proposed	Resolution

April 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	Approved as proposed	Resolution

June 16, 2017	Approval of the establishment of a new regional office	Approved as proposed	Resolution
	Report on results of external and internal audits for the first quarter of 2017	Accepted as reported	Report

June 30, 2017	Approval of mid-to-long term financial management plan (2017-2021)	Approved as proposed	Resolution

4. Major Activities and Attendance Status of Non-standing directors

Date	Agenda	Ahn, Choong- Yong	Lee, Gang- Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Kim, Joo- Suen	Kim, Ji- Hong
January 19, 2017	Approval of contribution to KEPCO medical corporation	For	For	For	For	For	For	For	Against
	Approval of plan to establish ICT backup center	For	For	For	For	For	For	For	For
	Approval of amendment to the rules on employment	For	For	For	For	For	For	For	For

February 17, 2017	Approval of the maximum aggregate amount of remuneration for directors in 2017	For	For	For	For	For	For	For	Absence
	Approval of consolidated and separate financial statements for the fiscal year 2016	For	For	For	For	For	For	For	Absence

	Approval to call for the annual general meeting of shareholders for the fiscal year 2016	For	For	For	For	For	For	For	Absence
	Approval to expand target business to invest in to secure financial resources required for the Energy Valley Dream Plan	For	For	For	For	For	For	For	Absence
	Report on the annual management of commercial papers in 2016	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2016	Agenda for Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Agenda for Report
	Report on the audit result for fiscal year 2016	Agenda for Report

March 3, 2017	Approval of the Statement of Appropriation of Retained Earnings for fiscal year 2016	For	For	For	For	For	For	For	For

March 17, 2017	Approval of guarantee for the solar energy project in Colorado, U.S.A., according to the change of business structure	For	For	For	For	For	For	For	For
	Approval of forming Executive Recommendation Committee and evaluation standard for the candidate of non-standing directors	For	For	For	For	For	For	For	For

April 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	Absence	For	For	For	For	For	For	For
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Absence	For	For	Against	For	For	For	For
	Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	Absence	For	For	For	For	For	For	For

June 16, 2017	Approval of the establishment of a new regional office	Absence	For	For	For	For	For	For	For
	Report on results of external and internal audits for the first quarter of 2017	Agenda for Report

June 30, 2017	Approval of mid-to-long term financial management plan (2017-2021)	For	For	For	For	For	For	For	For

Attendance Rate		71.4%	100%	100%	100%	100%	100%	100%	85.7%

5. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 19, 2017	Audit plans for 2017	Approved as proposed	Resolution
	Education plans for auditors for 2017	Approved as reported	Report

February 17, 2017	Report on the audit result for fiscal year 2016	Approved as reported	Report
	Report on internal control over financial reporting for the fiscal year 2016	Approved as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Approved as reported	Report

March 17, 2017	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Accepted as proposed	Resolution
	Independent auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2016	Accepted as reported	Report

April 21, 2017	Approval of selection of independent auditors of subsidiaries	Accepted as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2016 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report

	Auditor’s report for fiscal year 2016 in accordance with U.S. accounting principles	Accepted as reported	Report

May 17, 2017	Amendments to guidelines for internal audit regulations	Accepted as proposed	Resolution
	Amendments to code of conduct for KEPCO executives and staff members	Accepted as proposed	Resolution
	Amendments to the guidelines for disciplinary actions	Accepted as proposed	Resolution

June 16, 2017	Amendments to the guidelines for the whistleblowing process and whistleblower protection	Accepted as proposed	Resolution
	Report on results of external and internal audits during the first quarter of 2017	Accepted as reported	Report
	Independent auditor’s report on the audit plans for the fiscal year 2017	Accepted as reported	Report

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

V. Shareholders

1. List of shareholders as of December 31, 2016

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	41,705,930	6.50
Public (non-Koreans)	Common shares	1,701	161,040,488	25.09
	American depositary shares (ADS)	1	36,267,926	5.65
Public (Koreans)	Corporate	1,398	44,126,225	6.87
	Individual	376,643	30,746,450	4.79
Total		379,746	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a six-month period ended June 30, 2017 (KEPCO Only)

1. Directors

			(In thousands of Won)
Type	Number of directors	Total remuneration	Average remuneration per person
Standing director	6	707,796	117,966
Non-standing director	6	90,000	15,000
Member of Audit Committee	3	140,001	46,667
Total	15	937,797	62,520

2. Employees

						(In thousands of Won)
Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non- regular	Total
Male	17,084	493	17,577	18.5	727,338,274	41,380
Female	3,879	154	4,033	14.0	128,086,598	31,760
Total	20,963	647	21,610	17.6	855,424,872	39,585

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for a six-month period ended June 30

Type	Agenda	Results
Extraordinary General Meeting held on January 10, 2017	Election of a Standing Director : Moon, Bong-Soo	Approved as proposed

Annual General Meeting held on March 21, 2017	Approval of financial statements for the fiscal year 2016	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2017	Approved as proposed
	Election of President and CEO : Cho, Hwan-Eik	Approved as proposed

2. Pending legal proceedings as of June 30, 2017

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	667	633
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	193	614

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: September 7, 2017

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated interim statement of financial position as of June 30, 2017, the consolidated interim statements of comprehensive income for the three and six-month periods ended June 30, 2017 and 2016, changes in equity and cash flows for the six-month periods ended June 30, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews. We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034, ‘Interim Financial Reporting’.

Emphasis of Matters

Without qualifying our review report, we draw attention to the following key audit matters of the build-to-order industry that were of significance in our review of the consolidated financial statements as of and for the three and six-month periods ended June 30, 2017, which determination is based on auditor’s professional judgment and communications with those charged with governance, in accordance with the Practical Guide of Korean Standards on Auditing 2016-1. These matters were addressed in the context of our review of the consolidated financial statements as a whole, and we do not issue a separate opinion on this matter.

Also, as stated above under “Auditors’ Review Responsibility”, our responsibility is to issue a report on these consolidated interim financial statements based on our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. Accordingly, we have inquired primarily of persons responsible for financial and accounting matters, and applied analytical and other review procedures on the key audit matters of the build-to-order industry.

We have considered the results from review procedures for these key audit matters in forming our review conclusion on the consolidated interim financial statements as of and for the three and six-month periods ended June 30, 2017.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenue and costs based on the percentage-of-completion method at the end of the reporting period. Also, the gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits exceed progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits.

Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events. Total contract costs are estimated based on the estimates of future costs such as material costs, labor costs and construction period. The uncertainty of estimated total contract costs and changes in such estimates has an impact on the completion progress and contract revenue.

Considering the impacts from these uncertainty and changes in estimates on profit or loss for the current or future periods, we identified the Company’s revenue recognition accounting policy utilizing the input method, uncertainty of estimated total contract costs, assessment of the percentage-of-completion and accounting for the variation of construction works as significant risks.

We conducted the following review procedures regarding those significant risks described above as of and for the three and six-month periods ended June 30, 2017:

•	Inquiry of the accounting policy of revenue recognition and any changes, and significant changes to the contracts

•	Analytical review of financial indicators such as contract price, estimated contract costs, cost ratio, ratio of amounts due from/to customers for contract work and others

•	Inquiry and analytical review of changes in major components of estimated contract costs

•	Inquiry and analytical review of fluctuations in completion progress of contracts including contract price, accumulated contract costs and total contract costs

Other Matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We have previously audited, in accordance with Korean Standards on Auditing, the consolidated statement of financial position of the Company as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, and we expressed an unqualified opinion on those consolidated financial statements in our report dated March 6, 2017. The accompanying consolidated financial position of the Company as of December 31, 2016, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2017

This report is effective as of August 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2017 and December 31, 2016

(Unaudited)

In millions of won	Note	June 30, 2017		December 31, 2016
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	3,482,936	3,051,353
Current financial assets, net	5,10,11,12,44		1,813,848	2,671,989
Trade and other receivables, net	5,8,14,20,44,45,46		6,837,853	7,788,876
Inventories, net	13		5,806,987	5,479,443
Income tax refund receivables	40		14,619	19,163
Current non-financial assets	15		1,042,278	631,860
Assets held-for-sale	41		64,703	65,842

Total current assets			19,063,224	19,708,526

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,44		2,358,400	2,657,494
Non-current trade and other receivables, net	5,8,14,44,45,46		1,791,146	1,903,515
Property, plant and equipment, net	18,27,48		148,646,272	145,743,056
Investment properties, net	19,27		291,218	353,680
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,45		1,174,094	980,821
Investments in associates	4,17		4,137,137	4,092,252
Investments in joint ventures	4,17		1,507,477	1,418,196
Deferred tax assets	40		824,051	795,131
Non-current non-financial assets	15		142,615	181,789

Total non-current assets			160,874,992	158,128,516

Total Assets	4	~~W~~	179,938,216	177,837,042

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2017 and December 31, 2016

(Unaudited)

In millions of won	Note	June 30, 2017		December 31, 2016
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	5,251,058	5,585,411
Current financial liabilities, net	5,11,23,44,46		10,570,832	8,942,329
Income tax payables	40		673,102	1,843,288
Current non-financial liabilities	20,28,29		6,092,501	6,368,210
Current provisions	26,44		2,321,778	1,999,988

Total current liabilities			24,909,271	24,739,226

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		3,480,256	3,558,175
Non-current financial liabilities, net	5,11,23,44,46		46,312,317	44,835,562
Non-current non-financial liabilities	28,29		7,923,053	7,591,605
Employee benefits liabilities, net	25,44		1,917,721	1,686,258
Deferred tax liabilities	40		9,092,258	8,948,520
Non-current provisions	26,44		13,433,317	13,427,151

Total non-current liabilities			82,158,922	80,047,271

Total Liabilities	4	~~W~~	107,068,193	104,786,497

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,833,844	31,847,275
Unappropriated retained earnings			16,629,110	19,721,686

			53,067,864	53,173,871

Other components of equity	33
Other capital surplus			1,235,304	1,235,146
Accumulated other comprehensive loss			(121,921)	(33,875)
Other equity			13,294,973	13,294,973

			14,408,356	14,496,244

Equity attributable to owners of the controlling company			71,529,798	71,723,693
Non-controlling interests	16,32		1,340,225	1,326,852

Total Equity		~~W~~	72,870,023	73,050,545

Total Liabilities and Equity		~~W~~	179,938,216	177,837,042

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2017 and 2016

(Unaudited)

In millions of won, except per share information		June 30, 2017			June 30, 2016
	Note	Three-month period ended		Six- month period ended	Three-month period ended	Six- month period ended
Sales	4,34,44,46
Sales of goods		~~W~~	11,932,055	26,231,521	12,155,550	26,657,484
Sales of services			87,929	159,834	74,098	177,728
Sales of construction services	20		786,491	1,445,583	945,481	1,927,326
Revenue related to transfer of assets from customers			119,064	235,210	100,295	198,213

			12,925,539	28,072,148	13,275,424	28,960,751

Cost of sales	13,25,42,46
Cost of sales of goods			(10,577,811)	(22,949,336)	(9,005,798)	(19,522,816)
Cost of sales of services			(136,072)	(232,350)	(111,863)	(205,097)
Cost of sales of construction services			(735,737)	(1,398,375)	(861,011)	(1,821,882)

			(11,449,620)	(24,580,061)	(9,978,672)	(21,549,795)

Gross profit			1,475,919	3,492,087	3,296,752	7,410,956
Selling and administrative expenses	25,35,42,46		(629,427)	(1,182,409)	(592,258)	(1,101,115)

Operating profit	4		846,492	2,309,678	2,704,494	6,309,841
Other non-operating income	36		107,246	192,662	103,010	195,312
Other non-operating expense	36		(29,064)	(65,498)	(31,888)	(52,590)
Other gains, net	37		23,989	153,001	30,883	70,786
Finance income	5,11,38		457,963	779,694	207,714	379,446
Finance expenses	5,11,39		(768,651)	(1,502,552)	(610,604)	(1,149,549)
Profit related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			(24,037)	152,958	28,274	214,055
Gain on disposal of investments in associates and joint ventures			265	333	52	52
Share in loss of associates and joint ventures			(30,985)	(47,498)	(27,352)	(54,212)
Loss on disposal of investments in associates and joint ventures			—	—	(171)	(171)

			(54,757)	105,793	803	159,724

Profit before income tax			583,218	1,972,778	2,404,412	5,912,970
Income tax expense	40		(224,297)	(713,826)	(636,624)	(1,982,349)

Profit for the period		~~W~~	358,921	1,258,952	1,767,788	3,930,621

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income, Continued

For the three and six-month periods ended June 30, 2017 and 2016

(Unaudited)

In millions of won, except per share information		June 30, 2017			June 30, 2016
	Note	Three-month period ended		Six- month period ended	Three-month period ended	Six- month period ended
Other comprehensive income (loss)	5,11,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	~~W~~	(34,209)	(30,292)	(101,290)	(201,861)
Share in other comprehensive loss of associates and joint ventures, net of tax	31		(194)	(2,085)	(459)	(643)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	33		2,277	1,103	(4,694)	22,476
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,33		5,886	(51)	43,282	30,478
Foreign currency translation of foreign operations, net of tax	33		58,825	(56,316)	1,378	4,721
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	33		53,193	(50,090)	(43,811)	(39,222)

Other comprehensive income (loss), net of tax			85,778	(137,731)	(105,594)	(184,051)

Total comprehensive income for the period		~~W~~	444,699	1,121,221	1,662,194	3,746,570

Profit or loss attributable to:
Owners of the controlling company	43	~~W~~	327,166	1,194,079	1,726,467	3,861,917
Non-controlling interests			31,755	64,873	41,321	68,704

		~~W~~	358,921	1,258,952	1,767,788	3,930,621

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	411,283	1,077,036	1,625,395	3,693,429
Non-controlling interests			33,416	44,185	36,799	53,141

		~~W~~	444,699	1,121,221	1,662,194	3,746,570

Earnings per share (in won)	43
Basic and diluted earnings per share		~~W~~	510	1,860	2,689	6,016

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

In millions of won	Equity attributable to owners of the controlling Company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2016	~~W~~	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

Total comprehensive income (loss) for the period
Profit for the period		—	3,861,917	—	3,861,917	68,704	3,930,621
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(188,083)	—	(188,083)	(13,778)	(201,861)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(635)	—	(635)	(8)	(643)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	22,477	22,477	(1)	22,476
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	30,486	30,486	(8)	30,478
Foreign currency translation of foreign operations, net of tax		—	—	6,493	6,493	(1,772)	4,721
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(39,226)	(39,226)	4	(39,222)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,990,089)	—	(1,990,089)	(68,099)	(2,058,188)
Issuance of shares of capital by subsidiaries and others		—	—	(260)	(260)	14,815	14,555
Changes in consolidation scope		—	—	—	—	2,453	2,453
Dividends paid (hybrid securities)		—	—	—	—	(8,227)	(8,227)

Balance at June 30, 2016	~~W~~	4,053,578	49,870,351	14,413,618	68,337,547	1,302,091	69,639,638

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2017	~~W~~	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

Total comprehensive income (loss) for the period
Profit for the period		—	1,194,079	—	1,194,079	64,873	1,258,952
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(26,909)	—	(26,909)	(3,383)	(30,292)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(2,088)	—	(2,088)	3	(2,085)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	1,104	1,104	(1)	1,103
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(51)	(51)	—	(51)
Foreign currency translation of foreign operations, net of tax		—	—	(38,711)	(38,711)	(17,605)	(56,316)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(50,388)	(50,388)	298	(50,090)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,271,089)	—	(1,271,089)	(44,400)	(1,315,489)
Issuance of shares of capital by subsidiaries and others		—	—	158	158	21,798	21,956
Dividends paid (hybrid securities)		—	—	—	—	(8,210)	(8,210)

Balance at June 30, 2017	~~W~~	4,053,578	53,067,864	14,408,356	71,529,798	1,340,225	72,870,023

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

In millions of won	June 30, 2017		June 30, 2016
Cash flows from operating activities
Profit for the period	~~W~~	1,258,952	3,930,621

Adjustments for:
Income tax expense		713,826	1,982,349
Depreciation		4,765,106	4,247,987
Amortization		61,329	37,421
Employee benefit expense		186,400	172,046
Bad debt expense		14,926	14,550
Interest expense		877,376	881,259
Loss on sale of financial assets		1,092	—
Loss on disposal of property, plant and equipment		20,196	3,232
Loss on abandonment of property, plant, and equipment		152,766	185,261
Loss on disposal of intangible assets		78	138
Increase to provisions		791,309	701,038
Gain on foreign currency translation, net		(438,980)	(45,699)
Loss on valuation of financial assets at fair value through profit or loss		451	—
Valuation and transaction loss on derivative instruments, net		474,522	47,307
Share in income of associates and joint ventures, net		(105,460)	(159,843)
Gain on sale of financial assets		(508)	(1,480)
Gain on disposal of property, plant and equipment		(20,018)	(29,958)
Gain on disposal of intangible assets		(484)	—
Gain on disposal of associates and joint ventures		(333)	(52)
Loss on disposal of associates and joint ventures		—	171
Interest income		(108,353)	(132,521)
Dividend income		(10,971)	(9,995)
Impairment loss on available-for-sale securities		118	93
Others, net		(32,363)	23,973

		7,342,025	7,917,277

Changes in:
Trade receivables		952,158	944,568
Non-trade receivables		2,991	(210,067)
Accrued income		212,887	(148,170)
Other receivables		7,033	4,631
Other current assets		(383,620)	(228,884)
Inventories		(734,900)	(415,405)
Other non-current assets		(13,017)	(25,486)
Trade payables		(597,942)	(772,771)
Non-trade payables		68,598	142,366
Accrued expenses		(67,970)	588,683
Other current liabilities		(225,293)	577,089
Other non-current liabilities		485,124	399,562
Investments in associates and joint ventures		43,690	46,851
Provisions		(707,990)	(523,884)
Payments of employee benefit obligations		(35,810)	(23,704)
Plan assets		(305)	(2,176)

		(994,366)	353,203

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

In millions of won	June 30, 2017		June 30, 2016
Cash generated from operating activities	~~W~~	7,606,611	12,201,101
Dividends received		11,497	10,681
Interest paid		(984,863)	(1,016,999)
Interest received		100,393	107,571
Income taxes paid		(1,713,737)	(2,293,616)

Net cash from operating activities		5,019,901	9,008,738

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		1,393	10,942
Acquisition of associates and joint ventures		(149,934)	(93,700)
Proceeds from disposals of property, plant and equipment		41,594	30,490
Acquisition of property, plant and equipment		(7,245,235)	(7,458,658)
Proceeds from disposals of intangible assets		2,577	134
Acquisition of intangible assets		(51,592)	(48,213)
Proceeds from disposals of financial assets		2,946,156	4,842,813
Acquisition of financial assets		(2,188,103)	(1,499,610)
Increase in loans		(140,370)	(165,654)
Collection of loans		41,651	67,324
Increase in deposits		(159,260)	(238,624)
Decrease in deposits		52,316	96,147
Receipt of government grants		32,983	17,065
Usage of government grants		(27,457)	(19,470)
Net cash inflow (outflow) from changes in consolidation scope		(31,036)	2,480
Other cash inflow from investing activities, net		23,345	19,175

Net cash used in investing activities		(6,850,972)	(4,437,359)

Cash flows from financing activities
Proceeds from short-term borrowings, net		2,901,847	29,775
Proceeds from long-term borrowings and debt securities		6,434,241	883,008
Repayment of long-term borrowings and debt securities		(5,717,962)	(3,872,266)
Payment of finance lease liabilities		(61,666)	(59,439)
Settlement of derivative instruments, net		34,238	56,358
Change in non-controlling interest		20,921	14,264
Dividends paid (hybrid bond)		(8,210)	(8,227)
Dividends paid		(1,314,048)	(2,058,188)
Other cash outflow from financing activities, net		—	(523)

Net cash from (used in) financing activities		2,289,361	(5,015,238)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		458,290	(443,859)
Effect of exchange rate fluctuations on cash held		(26,707)	21,570

Net increase (decrease) in cash and cash equivalents		431,583	(422,289)
Cash and cash equivalents at January 1		3,051,353	3,783,065

Cash and cash equivalents at June 30	~~W~~	3,482,936	3,360,776

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2017

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of June 30, 2017, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 197,308,414 shares (30.74%) as of the most recent closing date of Register of Shareholders (December 31, 2016).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with K-IFRS 1034, ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Company”) K-IFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 25).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is calculated at the reporting date and is estimated based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of June 30, 2017 and 2016 are ~~W~~1,221,809 million and ~~W~~1,121,003 million, respectively.

(vi)	Construction contracts

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the total estimated costs expected to be incurred in the future, costs incurred which are not related to construction progress, changes in costs due to change of contract or design, etc. Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events.

(vii)	Continuing operation of Wolsong Unit 1 nuclear power plant

Wolsong unit 1 nuclear power plant of the Company commenced operations on November 21, 1982 and ended its operations on November 20, 2012 pursuant to its 30-year operating license. On February 27, 2015, the Nuclear Safety and Security Commission (NSSC) evaluated the safety of operation on the Wolsong Unit 1 nuclear power plant and approved to continue its operation until November 20, 2022. As described in note 49, the lawsuit related to the validity of the approval of NSSC is currently ongoing. The consolidated interim financial statements were prepared based on the judgment of the Company that the approval of NSSC is valid and Wolsong Unit 1 nuclear power plant will be operating until 2022.

(5)	Changes in accounting policies

The significant accounting policies followed by the Company in the preparation of its consolidated interim financial statements are the same as those followed by the Company in its preparation of the consolidated financial statements as of and for the year ended December 31, 2016, except for the application of K-IFRS 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(i)	Amendments to K-IFRS 1007, ‘Statement of Cash Flows’

The Company has adopted the amendments to K-IFRS 1007, Statement of Cash Flows, since January 1, 2017. The amendments require changes in liabilities arising from financing activities to be disclosed. Information about changes in liabilities arising from financing activities is included in note 23 and note 24.

(ii)	Amendments to K-IFRS 1012, ‘Income Taxes’

The Company has adopted the amendments to K-IFRS 1012, Income Taxes, since January 1, 2017. The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Company assesses whether there will be sufficient taxable profit, the Company should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted

The following new standards, interpretations and amendments to existing standards have been published for mandatory application for annual periods beginning after January 1, 2017.

(i)	K-IFRS 1109, ‘Financial Instruments’

K-IFRS 1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’. The Company plans to adopt K-IFRS 1109 for the year beginning on January 1, 2018. K-IFRS 1109 will generally be applied retrospectively; however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

K-IFRS 1109 will require the Company to assess the financial impact from application of K-IFRS 1109 and revise its accounting processes and internal controls related to financial instruments. Actual impact of adopting K-IFRS 1109 will be dependent on the financial instruments the Company holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

The Company has not initiated any changes in internal controls processes or accounting processing systems, and has not performed an assessment of the impact resulting from the application of K-IFRS 1109. The Company is currently performing a detailed assessment of the potential impact from the application of K-IFRS 1109 and plans to complete the assessment in advance of its effective date. Expected impacts on the consolidated financial statements are generally categorized as follows:

①	Classification and measurement of financial assets

Under K-IFRS 1109, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. Under K-IFRS 1109, derivatives embedded in hybrid contracts where the host is a financial asset are not bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS 1109 compared to the existing guidance in K-IFRS 1039, the adoption of K-IFRS 1109 would potentially increase the proportion of financial assets that are measured at FVTPL, increasing volatility in the Company’s profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

The criteria for classification and measurement of financial assets under K-IFRS 1109 are as follows:

•	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

•	A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

•	On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify(recycle) the those items in OCI to profit or loss subsequently.

•	A financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI.

As of June 30, 2017, the Company has loans and receivables amounting to ~~W~~15,059,972 million, held-to-maturity investments amounting to ~~W~~3,172 million, available-for-sale financial assets amounting to ~~W~~875,936 million, and financial assets at fair value through profit or loss amounting to ~~W~~228,141 million.

②	Classification and measurement of financial liabilities

Under K-IFRS 1109, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

As a portion of fair value change which was recognized in profit or loss under the existing standard, K-IFRS 1039, will be presented in OCI under K-IFRS 1109, profit or loss related to valuation of the same financial liabilities is likely to decrease.

③	Impairment: Financial assets and contract assets

K-IFRS 1109 replaces the ‘incurred loss’ model in the existing standard with a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

Under K-IFRS 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS 1039 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increase significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under K-IFRS 1109, financial assets of which the credit was impaired at the initial recognition, cumulative changes in lifetime ECL since the initial recognition are recognized as loss allowances.

As of June 30, 2017, the Company has debt instruments in financial assets measured at amortized cost amounting to ~~W~~15,232,168 million (loans and receivables) and has recognized loss allowances of ~~W~~172,196 million.

④	Hedge accounting

K-IFRS 1109 retains the mechanics of hedge accounting (fair value hedge, cash flow hedge, hedging on net investment in a foreign operation) which was defined in the existing guidance in K-IFRS 1109, but provides principle-based and less complex guidance in hedging which focuses on the risk management activities. More hedged items and hedging instruments would qualify for hedge accounting, more qualitative and forward-looking approach will be taken to assessing hedge effectiveness, and qualitative threshold (80~125%) is removed under K-IFRS 1109.

Certain transactions which were not qualified for hedge accounting under the existing standard will likely quality for hedge accounting under K-IFRS 1109, decreasing volatility in the Company’s profits or loss.

As of June 30, 2017, the Company has asset and liabilities designated as hedged items amounting to ~~W~~116,962 million and ~~W~~143,511 million, respectively.

When initially applying K-IFRS 1109, the Company may choose as its accounting policy to continue to apply the hedge accounting requirements of K-IFRS 1039.

(ii)	K-IFRS 1115, ‘Revenue from Contracts with Customers’

K-IFRS 1115, ‘Revenue from Contracts from Customers’, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company plans to adopt K-IFRS 1115 for the year beginning on January 1, 2018.

It replaces existing revenue recognition guidance, including K-IFRS 1018, ‘Revenue’, K-IFRS 1011, ‘Construction Contracts’, K-IFRS 2031, ‘Revenue-Barter transactions involving advertising services’, K-IFRS, ‘2113 Customer Loyalty Programs’, K-IFRS 2115, ‘Agreements for the construction of real estate’, K-IFRS 2118, ‘Transfers of assets from customers’.

Existing K-IFRS standards and interpretations including K-IFRS 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company is currently performing a detailed assessment of the impact resulting from the application of K-IFRS 1115 and plans to complete the assessment in advance of its effective date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

(iii)	Amendments to K-IFRS 1102, ‘Share-based Payment’

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the company settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

The adoption of the amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2016.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(1)	Basis of consolidation, continued

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘Income Taxes’ and K-IFRS 1019, ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039, ’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applicable to the K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the utility rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return.

The Company recognize revenue from electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general, etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of other services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3.(9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’, when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue on a straight-line basis over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is presented as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is presented as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advance received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(iii)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(25) Derivative financial instruments, including hedge accounting); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain machinery were changed during 2016. Depreciation expenses increased by ~~W~~160,985 million for the year ended December 31, 2016. Depreciation expenses are expected to increase by ~~W~~130,514 million and ~~W~~91,197 million for the years ending December 31, 2017 and 2018, respectively, and to decrease by ~~W~~382,696 million for the years after December 31, 2018.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 20	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Others	3 ~ 50 or Indefinite	Straight line
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Company’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(19)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(20)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(21)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(23)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(24)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with K-IFRS 1011, ’Construction Contracts’ and K-IFRS 1018, ‘Revenue’, respectively. If the Company performs more than one service under a single contract or arrangement, consideration received or receivable is allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

The Company recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(25)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(25) Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

4.    Segment, Geographic and Other Information, Continued

(2)    Financial information of the segments for the three and six-month periods ended June 30, 2017 and 2016, respectively, are as follows:

In millions of won
June 30, 2017
						Revenue from external				Depreciation and						Profit (loss) related to
Segment	Total segment revenue			Intersegment reveneue		customers		Operating profit (loss)		amortization		Interest income		Interest expense		associates and joint ventures
	Three-		Six-	Three-	Six-	Three-	Six-	Three-	Six-	Three-	Six-	Three-	Six-	Three-	Six-	Three-	Six-
	month		month	month	month	month	month	month	month	month	month	month	month	month	month	month	month
	period		period	period	period	period	period	period	period	period	period	period	period	period	period	period	period
	ended		ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended
Transmission and distribution	~~W~~	13,251,281	28,444,609	701,051	1,198,775	12,550,230	27,245,834	341,289	(442,691)	849,193	1,691,816	12,328	23,889	189,323	378,170	(35,094)	116,977
Electric power generation (Nuclear)		2,275,769	4,944,238	2,264,083	4,922,470	11,686	21,768	199,961	938,363	856,287	1,708,434	5,046	8,954	121,876	243,752	231	(15)
Electric power generation (Non-nuclear)		4,595,377	11,384,480	4,448,853	11,008,320	146,524	376,160	196,025	1,717,523	699,764	1,388,421	5,945	9,526	110,671	221,437	(20,183)	(10,891)
Plant maintenance & engineering service		647,375	1,180,781	550,561	988,547	96,814	192,234	77,201	122,527	27,163	54,344	2,405	5,166	872	1,653	289	(278)
Others		138,098	273,337	17,812	37,184	120,285	236,152	20,556	40,475	8,722	15,240	34,092	72,799	25,939	48,546	—	—
Consolidation adjustments		(7,982,361)	(18,155,297)	(7,982,360)	(18,155,296)	—	—	11,460	(66,519)	(18,556)	(31,820)	(5,919)	(11,981)	(12,259)	(16,182)	—	—

	~~W~~	12,925,539	28,072,148	—	—	12,925,539	28,072,148	846,492	2,309,678	2,422,573	4,826,435	53,897	108,353	436,422	877,376	(54,757)	105,793

In millions of won
June 30, 2016
						Revenue from external				Depreciation and						Profit (loss) related to
Segment	Total segment revenue			Intersegment reveneue		customers		Operating profit (loss)		amortization		Interest income		Interest expense		associates and joint ventures
	Three-		Six-	Three-	Six-	Three-	Six-	Three-	Six-	Three-	Six-	Three-	Six-	Three-	Six-	Three-	Six-
	month		month	month	month	month	month	month	month	month	month	month	month	month	month	month	month
	period		period	period	period	period	period	period	period	period	period	period	period	period	period	period	period
	ended		ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended	ended
Transmission and distribution	~~W~~	13,252,820	28,818,959	503,673	783,099	12,749,147	28,035,860	1,886,287	2,175,110	754,787	1,504,430	15,341	48,035	210,533	448,060	15,518	161,629
Electric power generation (Nuclear)		2,361,674	5,671,350	2,330,565	5,635,465	31,109	35,885	481,597	2,164,923	768,880	1,556,168	9,546	17,744	118,522	237,043	(641)	(821)
Electric power generation (Non-nuclear)		4,034,310	10,269,793	3,776,853	9,810,464	257,457	459,329	291,196	1,982,176	579,222	1,182,031	7,051	15,519	76,269	160,185	(15,842)	(2,107)
Plant maintenance & engineering service		628,315	1,189,569	518,465	1,000,500	109,850	189,069	78,355	136,257	24,766	49,448	2,363	5,736	922	1,412	1,768	1,023
Others		146,323	284,525	18,462	43,917	127,861	240,608	35,196	58,697	6,882	15,030	21,768	55,283	23,058	46,821	—	—
Consolidation adjustments		(7,148,018)	(17,273,445)	(7,148,018)	(17,273,445)	—	—	(68,137)	(207,322)	(11,467)	(21,699)	(3,867)	(9,796)	(6,280)	(12,262)	—	—

	~~W~~	13,275,424	28,960,751	—	—	13,275,424	28,960,751	2,704,494	6,309,841	2,123,070	4,285,408	52,202	132,521	423,024	881,259	803	159,724

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

4. Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2017 and as of and for the year ended December 31, 2016 are as follows:

In millions of won
June 30, 2017
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	106,021,585	4,153,986	4,134,079	51,243,497
Electric power generation (Nuclear)		52,090,439	17,364	1,053,462	26,590,117
Electric power generation (Non-nuclear)		48,580,398	1,419,551	1,838,668	26,565,686
Plant maintenance & engineering service		3,234,932	53,713	57,510	1,300,260
Others		7,755,777	—	215,870	2,911,363
Consolidation adjustments		(37,744,915)	—	(2,762)	(1,542,730)

Consolidated totals	~~W~~	179,938,216	5,644,614	7,296,827	107,068,193

In millions of won
Decembr 31, 2016
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	105,321,129	4,121,462	6,345,004	49,854,420
Electric power generation (Nuclear)		52,782,915	15,384	1,945,610	27,366,938
Electric power generation (Non-nuclear)		47,427,642	1,320,203	3,508,313	26,205,049
Plant maintenance & engineering service		3,106,909	53,399	180,715	1,218,047
Others		7,423,132	—	365,470	2,761,262
Consolidation adjustments		(38,224,685)	—	(191,901)	(2,619,219)

Consolidated totals	~~W~~	177,837,042	5,510,448	12,153,211	104,786,497

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	June 30, 2017			June 30, 2016		June 30, 2017	December 31, 2016
Geographical unit	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Domestic	~~W~~	12,040,532	26,415,885	12,254,627	26,835,890	151,406,051	148,297,677
Overseas (*1)		885,007	1,656,263	1,020,797	2,124,861	4,495,344	4,474,699

	~~W~~	12,925,539	28,072,148	13,275,424	28,960,751	155,901,395	152,772,376

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the six-month periods ended June 30, 2017 and 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

5. Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,482,936	—	—	—	3,482,936
Current financial assets
Held-to-maturity investments		—	—	—	53	—	53
Derivative assets		49,749	—	—	—	17,752	67,501
Other financial assets		49,548	1,696,746	—	—	—	1,746,294
Trade and other receivables		—	6,837,853	—	—	—	6,837,853

		99,297	12,017,535	—	53	17,752	12,134,637

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	875,936	—	—	875,936
Held-to-maturity investments		—	—	—	3,119	—	3,119
Derivative assets		128,844	—	—	—	99,210	228,054
Other financial assets		—	1,251,291	—	—	—	1,251,291
Trade and other receivables		—	1,791,146	—	—	—	1,791,146

		128,844	3,042,437	875,936	3,119	99,210	4,149,546

	~~W~~	228,141	15,059,972	875,936	3,172	116,962	16,284,183

In millions of won	December 31, 2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,051,353	—	—	—	3,051,353
Current financial assets
Held-to-maturity investments		—	—	—	114	—	114
Derivative assets		79,709	—	—	—	113,574	193,283
Other financial assets		—	2,478,592	—	—	—	2,478,592
Trade and other receivables		—	7,788,876	—	—	—	7,788,876

		79,709	13,318,821	—	114	113,574	13,512,218

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	1,014,732	—	—	1,014,732
Held-to-maturity investments		—	—	—	3,130	—	3,130
Derivative assets		287,768	—	—	—	300,323	588,091
Other financial assets		—	1,051,541	—	—	—	1,051,541
Trade and other receivables		—	1,903,515	—	—	—	1,903,515

		287,768	2,955,056	1,014,732	3,130	300,323	4,561,009

	~~W~~	367,477	16,273,877	1,014,732	3,244	413,897	18,073,227

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

5. Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	4,053,715	—	4,053,715
Debt securities		—	6,503,906	—	6,503,906
Derivative liabilities		4,600	—	8,611	13,211
Trade and other payables		—	5,251,058	—	5,251,058

		4,600	15,808,679	8,611	15,821,890

Non-current liabilities
Borrowings		—	2,054,325	—	2,054,325
Debt securities		—	44,105,728	—	44,105,728
Derivative liabilities		17,364	—	134,900	152,264
Trade and other payables		—	3,480,256	—	3,480,256

		17,364	49,640,309	134,900	49,792,573

	~~W~~	21,964	65,448,988	143,511	65,614,463

In millions of won	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,115,521	—	1,115,521
Debt securities		—	7,823,557	—	7,823,557
Derivative liabilities		3,251	—	—	3,251
Trade and other payables		—	5,585,411	—	5,585,411

		3,251	14,524,489	—	14,527,740

Non-current liabilities
Borrowings		—	1,773,891	—	1,773,891
Debt securities		—	42,926,236	—	42,926,236
Derivative liabilities		18,278	—	117,157	135,435
Trade and other payables		—	3,558,175	—	3,558,175

		18,278	48,258,302	117,157	48,393,737

	~~W~~	21,529	62,782,791	117,157	62,921,477

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

5. Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won		June 30, 2017			June 30, 2016
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Cash and cash equivalents	Interest income	~~W~~	10,242	18,614	17,856	38,539
Available-for-sale financial assets	Dividends income		1,294	10,971	628	9,995
	Impairment loss on available-for- sale financial assets		118	118	93	93
	Gain (loss) on disposal of available-for-sale financial assets		(40)	(584)	—	1,480
Held-to-maturity investments	Interest income		13	43	29	54
Loans and receivables	Interest income		8,950	14,495	7,163	14,101
Trade and other receivables	Interest income		27,732	61,221	18,414	49,475
Short-term financial instruments	Interest income		4,747	10,980	6,406	25,457
Long-term financial instruments	Interest income		2,212	3,000	2,334	4,895
Financial assets at fair value through profit or loss	Gain (loss) on valuation of derivatives		46,196	(140,643)	86,384	38,717
	Loss on transaction of derivatives		(29,696)	(39,428)	(4,338)	(6,170)
	Loss on valuation of financial assets		(451)	(451)	—	—
Derivative assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		73,180	(161,494)	27,884	(18,170)
	Gain on valuation of derivatives (equity, before tax) (*)		11,872	733	32,543	20,507
	Gain (loss) on transaction of derivatives		(46,046)	(65,276)	(146)	2,656
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(297,388)	(601,277)	(286,005)	(607,014)
	Interest expense of trade and other payables		(14,661)	(28,110)	(17,103)	(33,506)
	Interest expense of others		(124,373)	(247,989)	(119,916)	(240,739)
	Gain (loss) on foreign currency transactions and translations		(203,813)	540,522	(106,918)	9,319
	Loss on repayments of financial liabilities		(5)	(5)	—	—
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		136,423	(1,608)	(7,233)	(151)
	Gain on transaction of derivatives		11,887	1,254	5,146	7,277
Derivative liabilities (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		76,623	(67,308)	20,822	(19,956)
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		(1,628)	(822)	42,788	32,553
	Loss on transaction of derivatives		—	(19)	(51,510)	(51,510)

(*)	Items are included in other comprehensive income or loss. All other income and gain listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won		June 30, 2017		December 31, 2016
Cash and cash equivalents	Escrow accounts	~~W~~	99	91
	Deposits for government project		15,923	16,457
	Collateral provided for borrowings		94,767	80,327
	Collateral provided for lawsuit		—	241
	Deposits for transmission regional support program		6,679	2,137
Financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		49,549	—
Short-term financial instruments	Bidding guarantees		119	118
	Restriction on withdrawal related to ‘win-wingrowth program’ for small and medium enterprises		33,000	33,000
Other current receivables	Deposit for lawsuit		—	16,000
Available-for-sale financial assets	Decommissioning costs of nuclear power plants		287,803	437,015
Long-term financial instruments	Guarantee deposits for checking account		2	2
	Guarantee deposits for banking accounts at oversea branches		321	342
	Decommissioning costs of nuclear power plants		317,904	214,121
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,006,166	999,851

(*)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for high potential businesses as of June 30, 2017.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Cash	~~W~~	910	119
Other demand deposits		1,724,560	1,725,785
Short-term deposits classified as cash equivalents		687,707	120,594
Short-term investments classified as cash equivalents		1,069,759	1,204,855

	~~W~~	3,482,936	3,051,353

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,280,720	(74,524)	—	6,206,196
Other receivables		685,868	(52,265)	(1,946)	631,657

		6,966,588	(126,789)	(1,946)	6,837,853

Non-current assets
Trade receivables		463,098	—	(237)	462,861
Other receivables		1,372,341	(38,668)	(5,388)	1,328,285

		1,835,439	(38,668)	(5,625)	1,791,146

	~~W~~	8,802,027	(165,457)	(7,571)	8,628,999

In millions of won	December 31, 2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,260,227	(71,985)	—	7,188,242
Other receivables		652,782	(50,071)	(2,077)	600,634

		7,913,009	(122,056)	(2,077)	7,788,876

Non-current assets
Trade receivables		491,509	—	—	491,509
Other receivables		1,455,860	(37,590)	(6,264)	1,412,006

		1,947,369	(37,590)	(6,264)	1,903,515

	~~W~~	9,860,378	(159,646)	(8,341)	9,692,391

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

8. Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	385,849	(52,265)	—	333,584
Accrued income		58,089	—	—	58,089
Deposits		231,737	—	(1,946)	229,791
Finance lease receivables		5,773	—	—	5,773
Others		4,420	—	—	4,420

		685,868	(52,265)	(1,946)	631,657

Non-current assets
Non-trade receivables		77,111	(28,133)	—	48,978
Accrued income		1,331	—	—	1,331
Deposits		297,547	—	(5,388)	292,159
Finance lease receivables		903,188	—	—	903,188
Others		93,164	(10,535)	—	82,629

		1,372,341	(38,668)	(5,388)	1,328,285

	~~W~~	2,058,209	(90,933)	(7,334)	1,959,942

In millions of won	December 31, 2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	360,021	(50,071)	—	309,950
Accrued income		62,063	—	—	62,063
Deposits		193,720	—	(2,077)	191,643
Finance lease receivables		12,225	—	—	12,225
Others		24,753	—	—	24,753

		652,782	(50,071)	(2,077)	600,634

Non-current assets
Non-trade receivables		80,393	(26,942)	—	53,451
Accrued income		174	—	—	174
Deposits		320,935	—	(6,264)	314,671
Finance lease receivables		960,649	—	—	960,649
Others		93,709	(10,648)	—	83,061

		1,455,860	(37,590)	(6,264)	1,412,006

	~~W~~	2,108,642	(87,661)	(8,341)	2,012,640

(3)	Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

8. Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Trade receivables: (not overdue, not impaired)	~~W~~	6,572,580	7,592,363

Trade receivables: (overdue, not impaired)		654	820

Less than 60 days		654	820

Trade receivables: (impairment reviewed)		170,584	158,553

60 ~ 90 days		33,599	44,277
90 ~ 120 days		17,360	18,917
120 days ~ 1 year		60,141	42,534
Over 1 year		59,484	52,825

		6,743,818	7,751,736
Less: allowance for doubtful accounts		(74,524)	(71,985)
Less: present value discount		(237)	—

	~~W~~	6,669,057	7,679,751

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant. The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets an allowance based on past experience of collection.

(5)	Aging analysis of other receivables as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Other receivables: (not overdue, not impaired)	~~W~~	1,809,302	1,887,620

Other receivables: (overdue, not impaired)		34,978	46,887

Less than 60 days		34,978	46,887

Other receivables: (impairment reviewed)		213,929	174,135

60 ~ 90 days		179	7,352
90 ~ 120 days		3,643	2,160
120 days ~ 1year		35,208	17,613
Over 1 year		174,899	147,010

		2,058,209	2,108,642
Less: allowance for doubtful accounts		(90,933)	(87,661)
Less: present value discount		(7,334)	(8,341)

	~~W~~	1,959,942	2,012,640

(6)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	71,985	87,661	51,956	91,746
Bad debt expense		8,818	6,291	38,719	233
Write-off		(5,836)	(2,138)	(18,939)	(928)
Reversal		(183)	—	—	(5,489)
Others		(260)	(881)	249	2,099

Ending balance	~~W~~	74,524	90,933	71,985	87,661

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed:
Korea District Heating Corp.	~~W~~	154,183	—	—	22,867	—	—	177,050
Ssangyong Motor Co., Ltd.		304	—	—	(40)	—	—	264
Sungjee Construction. Co., Ltd.		21	—	—	(10)	—	—	11
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		—	—	—	—	—	—	—
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		74	—	—	3	—	—	77
PAN ocean Co., Ltd.		7	—	—	2	—	—	9
Borneo International Furniture Co., Ltd.		103	—	—	—	—	—	103
Dongbu Corporation		12	—	—	3	—	—	15
KSP Co., Ltd.		—	—	—	4	—	20	24
STX Heavy Industries Co., Ltd.		—	106	—	172	—	85	363
PT Adaro Energy Tbk		73,061	—	—	(8,218)	—	—	64,843
Energy Fuels Inc.		3,385	—	—	(220)	—	(72)	3,093
Baralaba Coal Company Limited		42	—	—	(19)	—	—	23
Denison Mines Corp.		36,504	—	—	(6,989)	—	(885)	28,630
Fission 3.0		16	—	—	3	—	—	19
Fission Uranium Corp.		459	—	—	(21)	—	(9)	429

		268,171	106	—	7,537	—	(861)	274,953

Unlisted:
K&C – Gyeongnam youth job creation Investment Fund		1,207	—	—	—	—	—	1,207
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I		571	—	—	—	—	—	571
Troika Overseas Resource Development Private Equity Firm		1,553	—	—	—	—	—	1,553
IBK-AUCTUS Green Growth Private Equity firm		41	—	—	—	—	—	41
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	9	—	—	—	—	2,242
Intellectual Discovery, Ltd.		1,375	—	—	—	—	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)		4,389	—	(26)	—	—	—	4,363
Construction Guarantee		819	—	—	(2)	—	—	817
Plant & Mechanical Contractors Financial Cooperative of Korea		36	45	—	—	—	—	81
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		3,301	—	—	—	—	—	3,301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	64	—	—	—	—	216
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	16	—	—	—	—	26
Korea Electric Engineers Association		40	—	—	—	—	—	40
Korea investment – Investment Pool for Public funds 10 (*1)		141,315	—	(90,442)	807	—	343	52,023
Samsung investment – Investment Pool for Public funds 2 (*1)		211,920	—	(161,650)	1,014	—	750	52,034
Samsung investment – Investment Pool for Public funds 1		53,212	—	—	20	—	407	53,639
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*1)		30,568	—	(1,214)	467	—	(13)	29,808

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended

December 31, 2016 are as follows, continued:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Repo A1 ABCP 2	~~W~~	—	50,000	—	279	—	—	50,279
Royal-class Repo plus A1 ABCP		—	50,000	—	22	—	—	50,022
Royal-class Repo & Fixed Income 1 (*1)		—	50,000	(50,000)	—	—	—	—
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
HANKOOK Silicon Co., Ltd.		1,495	—	—	—	—	—	1,495
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		3	—	—	—	—	—	3
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
DALIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA JEONJU Co., Ltd.		69	—	—	—	—	—	69
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		2	—	—	—	—	—	2
KS Remicon Co., Ltd.		3	—	—	—	—	—	3
SIN-E Steel Co., Ltd.		33	—	—	—	—	—	33
Joongang Platec Co., Ltd.		35	—	—	—	—	—	35
Pyungsan SI Ltd.		9	—	—	—	—	—	9
Samgong Development Co., Ltd.		7	—	—	—	—	—	7
Joongang Development Co., Ltd.		8	—	—	—	—	—	8
AJS Co., Ltd.		32	—	—	—	—	—	32
SHIN-E B&P Co., Ltd.		10	—	—	—	—	—	10
MSE Co., Ltd.		9	—	—	—	—	—	9
Ilrim Nano Tec Co., Ltd.		15	—	—	—	—	—	15
Youngjin Hi-Tech Co., Ltd.		21	—	—	—	—	—	21
Dong Woo International Co., Ltd.		18	—	—	—	—	(18)	—
Buyoung Co., Ltd.		3	—	—	—	—	—	3
Ilsuk Co., Ltd.		10	—	—	—	—	—	10
Dongyang Telecom Co., Ltd.		11	—	—	—	—	—	11
Han Young Construction Co., Ltd.		3	—	—	—	—	—	3
Jongwon Remicon Co., Ltd.		13	—	—	—	—	—	13
Ace Heat Treating Co., Ltd.		72	—	—	—	—	—	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Seyang Inc.		27	—	—	—	—	—	27
Seungri Enterprise Co., Ltd.		3	—	—	—	—	—	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended

December 31, 2016 are as follows, continued:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Onggane Food Co., Ltd.	~~W~~	1	—	—	—	—	—	1
Shin-E P&C Co., Ltd.		1	—	—	—	—	—	1
Ejung Ad Co., Ltd.		3	—	—	—	—	—	3
Solvus Co., Ltd.		3	—	—	—	—	—	3
Myung Co., Ltd.		2	—	—	—	—	—	2
Emotion Co., Ltd.		8	—	—	—	—	—	8
Youngdong Concrete Co., Ltd.		7	—	—	—	—	—	7
Shinil Engineering Co., Ltd.		3	—	—	—	—	—	3
Biwang Industry Co., Ltd		2	—	—	—	—	—	2
Huimun Co., Ltd.		4	—	—	—	—	—	4
Young Sung Co., Ltd.		27	—	—	—	—	—	27
Yuil Industrial Electronics Co., Ltd.		16	—	—	—	—	—	16
DN TEK Inc.		6	—	—	—	—	—	6
Daeyang F.M.S Corporation		23	—	—	—	—	—	23
Kwang Jin Structure Co., Ltd.		31	—	—	—	—	—	31
Woojin Industry Corporation		16	—	—	—	—	—	16
Kwang Sung Industry Co., Ltd.		7	—	—	—	—	—	7
Futech Mold Co., Ltd.		14	—	—	—	—	—	14
Samcheonri Industrial Co., Ltd.		13	—	—	—	—	—	13
Woojoo Environment Ind. Co., Ltd.		13	—	—	—	—	—	13
Cheongatti Co., Ltd.		4	—	—	—	—	—	4
Hyungji Esquire Co., Ltd.		22	—	—	—	—	—	22
Kolmar Pharma Co., Ltd.		3	—	—	—	—	—	3
Morado Co., Ltd.		2	—	—	—	—	—	2
Myung Sung Tex Co., Ltd.		2	—	—	—	—	—	2
Kwang Sung Co., Ltd.		31	—	—	—	—	—	31
EverTechno. Co.,Ltd.		7	—	—	—	—	—	7
Autowel Co.,Ltd.		13	—	—	—	—	—	13
Woobang Constructon Co., Ltd.		8	—	—	—	—	—	8
Shin Pyung Co., Ltd.		3	—	—	—	—	—	3
JMC Heavy Industries Co., Ltd.		27	—	—	—	—	—	27
Najin Steel Co., Ltd.		5	—	—	—	—	—	5
Sinkwang Industry Co., Ltd.		5	—	—	—	—	—	5
Join Land Co., Ltd.		1	—	—	—	—	—	1
Crystal Co., Ltd.		2	—	—	—	—	—	2
Elephant & Friends Co., Ltd.		3	—	—	—	—	—	3
Mireco Co., Ltd.		11	—	—	—	—	—	11
L&K Industry Co., Ltd.		24	—	—	—	—	—	24
JO Tech Co., Ltd.		25	—	—	—	—	—	25
Kendae Printing Co., Ltd.		21	—	—	—	—	—	21
Dauning Co., Ltd.		6	—	—	—	—	—	6
Korea Trecision Co., Ltd.		5	—	—	—	—	—	5
Ace Track Co., Ltd.		59	—	—	—	—	—	59

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended

December 31, 2016 are as follows, continued:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Taebok Machinery Co., Ltd.	~~W~~	11	—	—	—	—	—	11
Yooah Industry Co., Ltd.		13	—	—	—	—	—	13
Yoo-A Construction Co., Ltd.		11	—	—	—	—	—	11
Dung Hwan Co., Ltd.		5	—	—	—	—	—	5
Hurim Biocell Co., Ltd.		5	—	—	—	—	—	5
P. J, Trading Co., Ltd.		—	—	—	—	—	—	—
Sunjin Power Tech Co., Ltd.		90	—	—	—	—	—	90
Smart Power Co.,Ltd.		200	—	—	—	—	—	200
Haseung Industries Co., Ltd.		28	—	—	—	—	—	28
Beer Yeast Korea Inc.		7	—	—	—	—	—	7
Daeryung Corporation		10	—	—	—	—	—	10
Korea Bio Red Ginseng Co., Ltd.		10	—	—	—	—	—	10
HS Development Co.,Ltd.		54	—	—	—	—	—	54
OCO Co.,Ltd.		11	—	—	—	—	—	11
B CON Co.,Ltd.		6	—	—	—	—	—	6
CheonIl Metal Co., Ltd.		4	—	—	—	—	—	4
Teakwang Tech Co., Ltd.		12	—	—	—	—	—	12
SsangMa Machine Co., Ltd.		1	—	—	—	—	—	1
SinJin Co., Ltd.		9	—	—	—	—	—	9
Ace Integration Co., Ltd		21	—	—	—	—	2	23
AceInti Agricultiral Co., Ltd.		1	—	—	—	—	3	4
KyungDong Co., Ltd.		1	—	—	—	—	—	1
ChunWon Development Co., Ltd.		39	—	—	—	—	—	39
WonIl Co., Ltd.		50	—	—	—	—	—	50
SungLim Industrial Co., Ltd.		1	—	—	—	—	—	1
DaeHa Co., Ltd.		11	—	—	—	—	—	11
Korea Minerals Co., Ltd.		135	—	—	—	—	—	135
HyoDong Development Co., Ltd.		24	—	—	—	—	—	24
Haspe Tech Co., Ltd.		20	—	—	—	—	—	20
JoHyun Co., Ltd.		18	—	—	—	—	—	18
KC Co., Ltd.		3	—	—	—	—	—	3
SeongJi Industrial Co., Ltd.		1	—	—	—	—	—	1
DongKwang SD, Inc.		—	—	—	—	—	13	13
Dong Yang Metal Co., Ltd.		—	—	—	—	—	14	14
Seyang Precision Ind.Co., Ltd.		—	—	—	—	—	41	41
Dooriwon Food System Co., Ltd.		—	—	—	—	—	1	1
ShinShin Co., Ltd		—	—	—	—	—	17	17
Kitorang Co., Ltd.		—	—	—	—	—	49	49
Sung Kwang Co., Ltd.		—	—	—	—	—	6	6
Hyundai Metal Co., Ltd.		—	—	—	—	—	1,416	1,416
Shinheung petrol. Co. Ltd.		—	—	—	—	—	7	7
Force TEC Co., Ltd.		—	—	—	—	—	18	18
Haisung Industrial Systems Co., Ltd.		—	—	—	—	—	54	54
Poong Lim Industry Co., Ltd.		—	—	—	—	(118)	118	—
Samsung Tech Co., Ltd.		—	—	—	—	—	97	97
Tae Hyung Co., Ltd.		—	—	—	—	—	20	20
Samyangplant Co., Ltd.		—	—	—	—	—	16	16

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended

December 31, 2016 are as follows, continued:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Younil Metal Co., Ltd.	~~W~~	—	—	—	—	—	15	15
Myungjin Tech Co., Ltd.		—	—	—	—	—	4	4
Hankook Machine Tools Co., Ltd.		—	—	—	—	—	72	72
Hankook Precision Ind Co., Ltd.		—	—	—	—	—	8	8
Areva nc Expansion		98,472	—	—	—	—	2,880	101,352
Navanakorn Electric Co., Ltd.		18,509	—	—	—	—	(1,055)	17,454
PT. Kedap Saayq		—	—	—	—	—	—	—
Set Holding		170,170	—	—	—	—	—	170,170
PT. Cirebon Energi Prasarana		2,709	—	—	—	—	(154)	2,555

		746,561	150,134	(303,332)	2,607	(118)	5,131	600,983

	~~W~~	1,014,732	150,240	(303,332)	10,144	(118)	4,270	875,936

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~508 million and ~~W~~1,092 million, respectively, from the sales of Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and others for the six-month period ended June 30, 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended

December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed:
Korea District Heating Corp.	~~W~~	130,410	—	—	23,773	—	—	154,183
Kwanglim Co., Ltd. (*1)		262	—	(214)	598	—	(646)	—
Ssangyong Motor Co., Ltd.		299	—	—	5	—	—	304
Sungjee Construction. Co., Ltd.		5	—	—	16	—	—	21
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		1	—	—	(1)	—	—	—
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		53	—	—	21	—	—	74
PAN ocean Co., Ltd.		6	—	—	1	—	—	7
Borneo International Furniture Co., Ltd.		103	—	—	—	—	—	103
TONGYANG Inc. (*1)		217	—	(44)	25	—	(198)	—
TONGYANG networks Inc. (*1)		6	—	(3)	—	—	(3)	—
Nexolon Co., Ltd. (*1)		3,196	—	(3,137)	569	—	(628)	—
Dongbu Corporation		—	—	—	—	—	12	12
PT Adaro Energy Tbk		21,012	—	—	52,049	—	—	73,061
Energy Fuels Inc.		5,926	—	—	(2,775)	(3,273)	3,507	3,385
Baralaba Coal Company Limited		42	—	—	—	—	—	42
Denison Mines Corp.		34,457	—	—	—	(5,849)	7,896	36,504
Fission 3.0		30	—	—	(16)	—	2	16
Fission Uranium Corp.		554	—	—	(126)	—	31	459

		196,579	—	(3,398)	74,139	(9,122)	9,973	268,171

Unlisted:
K&C - Gyeongnam youth job creation Investment Fund		1,207	—	—	—	—	—	1,207
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I		571	—	—	—	—	—	571
Troika Overseas Resource Development Private Equity Firm		1,553	—	—	—	—	—	1,553
IBK-AUCTUS Green Growth Private Equity firm (*1)		855	—	(814)	—	—	—	41
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		1,375	—	—	—	—	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)		1,069	3,685	(365)	—	—	—	4,389
Construction Guarantee		805	—	—	14	—	—	819
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	3,000	—	—	—	—	3,301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Korea investment – Investment Pool for Public funds 10		—	142,470	—	(1,155)	—	—	141,315
Samsung investment – Investment Pool for Public funds 2		—	213,710	—	(1,790)	—	—	211,920
Samsung investment – Investment Pool for Public funds 1		—	53,220	—	(8)	—	—	53,212
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*1)		—	31,200	(640)	8	—	—	30,568

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended

December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Hwan Young Steel Co., Ltd.	~~W~~	97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	(22)	—	—
Dongnam Co., Ltd.		72	—	—	—	(72)	—	—
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		93	—	—	—	(93)	—	—
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	(6,018)	—	1,495
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	(3)	(2)	—
Pumyang Asset Management Co., Ltd.		3	—	—	—	(3)	—	—
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		3	—	—	—	—	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	(10)	—
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
DALIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA JEONJU Co., Ltd.		69	—	—	—	—	—	69
KYUNGWON Co., Ltd.		14	—	—	—	(14)	—	—
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	(4)	—	—
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		2	—	—	—	—	—	2
KS Remicon Co., Ltd.		3	—	—	—	—	—	3
Sewoong Heavy Industries Co., Ltd.		40	—	—	—	(40)	—	—
SIN-E Steel Co., Ltd.		33	—	—	—	—	—	33
Joongang Platec Co., Ltd.		72	—	—	—	(37)	—	35
Pyungsan SI Ltd.		9	—	—	—	—	—	9
Samgong Development Co., Ltd.		7	—	—	—	—	—	7
Joongang Development Co., Ltd.		8	—	—	—	—	—	8
AJS Co., Ltd.		32	—	—	—	—	—	32
SHIN-E B&P Co., Ltd.		10	—	—	—	—	—	10
MSE Co., Ltd.		9	—	—	—	—	—	9
Ilrim Nano Tec Co., Ltd.		15	—	—	—	—	—	15
Kwang Myeong Electronics Technology Co., Ltd.		11	—	—	—	(11)	—	—
Youngjin Hi-Tech Co., Ltd.		21	—	—	—	—	—	21
Dong Woo International Co., Ltd.		18	—	—	—	—	—	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		3	—	—	—	—	—	3
Ilsuk Co., Ltd.		10	—	—	—	—	—	10
Dongyang Telecom Co., Ltd.		11	—	—	—	—	—	11
Han Young Construction Co., Ltd.		3	—	—	—	—	—	3
Jongwon Remicon Co., Ltd.		13	—	—	—	—	—	13
Ace Heat Treating Co., Ltd.		72	—	—	—	—	—	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Seyang Inc.		27	—	—	—	—	—	27
Seungri Enterprise Co., Ltd.		3	—	—	—	—	—	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Onggane Food Co., Ltd.	~~W~~	1	—	—	—	—	—	1
Shin-E P&C Co., Ltd.		1	—	—	—	—	—	1
Ejung Ad Co., Ltd.		3	—	—	—	—	—	3
Solvus Co., Ltd.		3	—	—	—	—	—	3
Myung Co., Ltd.		2	—	—	—	—	—	2
Emotion Co., Ltd.		8	—	—	—	—	—	8
Youngdong Concrete Co., Ltd.		7	—	—	—	—	—	7
Shinil Engineering Co., Ltd.		3	—	—	—	—	—	3
Korea Castiron Industrial Co., Ltd.		22	—	—	—	(22)	—	—
FFG DMC Co., Ltd.		17	—	—	—	(68)	51	—
Daeseong Metal Co., Ltd.		47	—	—	—	—	(47)	—
Biwang Industry Co., Ltd		2	—	—	—	—	—	2
Huimun Co., Ltd.		4	—	—	—	—	—	4
Sunun IT F Co., Ltd.		8	—	—	—	—	(8)	—
Young Sung Co., Ltd.		27	—	—	—	—	—	27
Yuil Industrial Electronics Co., Ltd.		16	—	—	—	—	—	16
DN TEK Inc.		62	—	—	—	(56)	—	6
Daeyang F.M.S Corporation		3	—	—	—	—	20	23
Kwang Jin Structure Co., Ltd.		31	—	—	—	—	—	31
Woojin Industry Corporation		16	—	—	—	—	—	16
Kwang Sung Industry Co., Ltd.		7	—	—	—	—	—	7
Matsaeng Food Co., Ltd.		6	—	—	—	—	(6)	—
Futech Mold Co., Ltd.		14	—	—	—	—	—	14
Samcheonri Industrial Co., Ltd.		13	—	—	—	—	—	13
Woojoo Environment Ind. Co., Ltd.		13	—	—	—	—	—	13
Cheongatti Co., Ltd.		4	—	—	—	—	—	4
Hyungji Esquire Co., Ltd.		21	—	—	—	—	1	22
Kolmar Pharma Co., Ltd.		52	—	—	—	(49)	—	3
Morado Co., Ltd.		2	—	—	—	—	—	2
Myung Sung Tex Co., Ltd.		2	—	—	—	—	—	2
Kwang Sung Co., Ltd.		—	—	—	—	—	31	31
EverTechno. Co.,Ltd.		—	—	—	—	(140)	147	7
Autowel Co.,Ltd.		—	—	—	—	—	13	13
Woobang Constructon Co., Ltd.		—	—	—	—	—	8	8
Shin Pyung Co., Ltd.		—	—	—	—	—	3	3
JMC Heavy Industries Co., Ltd.		—	—	—	—	—	27	27
Najin Steel Co., Ltd.		—	—	—	—	—	5	5
Kunyang Food Co., Ltd.		—	—	—	—	(1)	1	—
Sinkwang Industry Co., Ltd.		—	—	—	—	—	5	5
Join Land Co., Ltd.		—	—	—	—	—	1	1
Crystal Co., Ltd.		—	—	—	—	—	2	2
Elephant & Friends Co., Ltd.		—	—	—	—	—	3	3
Mireco Co., Ltd.		—	—	—	—	—	11	11
L&K Industry Co., Ltd.		—	—	—	—	—	24	24
JO Tech Co., Ltd.		—	—	—	—	—	25	25
Samwoo EMC Co., Ltd.		—	—	—	—	(117)	117	—
Kendae Printing Co., Ltd.		—	—	—	—	—	21	21
Golden Tech Co., Ltd.		—	—	—	—	(114)	114	—
Dauning Co., Ltd.		—	—	—	—	—	6	6
Korea Trecision Co., Ltd.		—	—	—	—	—	5	5
Buhmwoo Chemical Corp.		—	—	—	—	(20)	20	—
Ace Track Co., Ltd.		—	—	—	—	(160)	219	59

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2017 and for the year ended

December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Taebok Machinery Co., Ltd.	~~W~~	—	—	—	—	—	11	11
Yooah Industry Co., Ltd.		—	—	—	—	—	13	13
Yoo-A Construction Co., Ltd.		—	—	—	—	—	11	11
Dung Hwan Co., Ltd.		—	—	—	—	—	5	5
Dongjin Metal Co., Ltd.		—	—	—	—	(27)	27	—
Hurim Biocell Co., Ltd.		—	—	—	—	—	5	5
P. J, Trading Co., LTd.		—	—	—	—	—	—	—
Sunjin Power Tech Co., Ltd.		—	—	—	—	(157)	247	90
Smart Power Co.,Ltd.		—	200	—	—	—	—	200
Sunjin Inprecision Co.,Ltd.		—	—	—	—	(169)	169	—
Haseung Industries Co.,Ltd.		—	—	—	—	—	28	28
Beer Yeast Korea Inc.		—	—	—	—	—	7	7
Daeryung Corporation		—	—	—	—	—	10	10
Korea Bio Red Ginseng Co.,Ltd.		—	—	—	—	—	10	10
ESGI Co.,Ltd.		—	—	—	—	(120)	120	—
ENH Co.,Ltd.		—	—	—	—	(55)	55	—
HS Development Co.,Ltd.		—	—	—	—	—	54	54
OCO Co.,Ltd.		—	—	—	—	—	11	11
B CON Co.,Ltd.		—	—	—	—	—	6	6
Doosun Co.,Ltd.		—	—	—	—	(62)	62	—
CheonIl Metal Co., Ltd.		—	—	—	—	—	4	4
Teakwang Tech Co., Ltd.		—	—	—	—	—	12	12
SsangMa Machine Co., Ltd.		—	—	—	—	—	1	1
SinJin Co., Ltd.		—	—	—	—	—	9	9
Ace Integration Co., Ltd		—	—	—	—	—	21	21
AceInti Agricultiral Co., Ltd.		—	—	—	—	—	1	1
KyungDong Co., Ltd.		—	—	—	—	—	1	1
ChunWon Development Co., Ltd.		—	—	—	—	—	39	39
WonIl Co., Ltd.		—	—	—	—	—	50	50
SungLim Industrial Co., Ltd.		—	—	—	—	—	1	1
DaeHa Co., Ltd.		—	—	—	—	—	11	11
Korea Minerals Co., Ltd.		—	—	—	—	—	135	135
HyoDong Development Co., Ltd.		—	—	—	—	—	24	24
Haspe Tech Co., Ltd.		—	—	—	—	—	20	20
JoHyun Co., Ltd.		—	—	—	—	—	18	18
KC Co., Ltd.		—	—	—	—	—	3	3
SeongJi Industrial Co.,Ltd.		—	—	—	—	—	1	1
SsangYong E&C Co., Ltd. (*1)		—	—	(9)	—	—	9	—
Areva nc Expansion		170,118	—	—	—	(69,927)	(1,719)	98,472
Navanakorn Electric Co., Ltd.		17,951	—	—	—	—	558	18,509
PT. Kedap Saayq		—	—	—	—	—	—	—
Set Holding		179,585	—	—	(9,415)	—	—	170,170
PT. Cirebon Energi Prasarana		635	1,999	—	—	—	75	2,709

		387,900	449,484	(1,828)	(12,346)	(77,581)	932	746,561

	~~W~~	584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~1,482 million and ~~W~~9 million, respectively, from the sales of shares of Kwanglim Co., Ltd., TONGYANG Inc., TONGYANG networks Inc., Nexolon Co., Ltd. and SsangYong E&C Co., Ltd. and from the partial sales of IBK-AUCTUS Green Growth Private Equity Firm, Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and Korea investment – Hanwha KT Master Lease Private Special Investment Trust for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	177,050	177,050
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	264	264
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	11	11
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	77	77
PAN ocean Co., Ltd.	1,492	0.00%		14	9	9
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
Dongbu Corporation (*6)	955	0.02%		12	15	15
KSP Co., Ltd.	6,324	0.08%		24	24	24
STX Heavy Industries Co., Ltd.	35,749	0.14%		191	363	363
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	64,843	64,843
Energy Fuels Inc.	1,711,814	2.59%		16,819	3,093	3,093
Baralaba Coal Company Limited	99,763	0.07%		18,445	23	23
Denison Mines Corp.	58,284,000	10.77%		84,134	28,630	28,630
Fission 3.0	300,000	0.15%		—	19	19
Fission Uranium Corp.	800,000	0.17%		785	429	429

				365,988	274,953	274,953

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,242,437,289	7.46%		2,242	2,242	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,211,700,676	5.00%		4,363	4,363	—
Construction Guarantee (*2)	571	0.02%		601	817	817
Plant & Mechanical Contractors Financial Cooperative of Korea	97	0.02%		81	81	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.13%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	1,000	0.04%		216	216	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	121	0.02%		26	26	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Korea investment – Investment Pool for Public funds 10 (*5)	—	0.00%		52,027	52,023	52,023
Samsung investment – Investment Pool for Public funds 2 (*5)	—	0.00%		52,060	52,034	52,034
Samsung investment – Investment Pool for Public funds 1 (*5)	—	0.00%		53,627	53,639	53,639
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*5)	—	0.00%		29,347	29,808	29,808
Repo A1 ABCP 2 (*5)	—	0.00%		50,000	50,279	50,279
Royal-class Repo plus A1 ABCP (*5)	—	0.00%		50,000	50,022	50,022
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%		7,513	1,495	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	June 30, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Dae Kwang Semiconductor Co., Ltd.	589	0.07%	~~W~~	6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	6	—
Daeyang F.M.S Corporation	593	0.40%		23	23	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	June 30, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Woojin Industry Corporation	3	0.00%	~~W~~	16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	7	—
Autowel Co.,Ltd.	260	0.38%		13	13	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., LTd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	90	—
Smart Power Co.,Ltd.	133,333	4.83%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
OCO Co.,Ltd.	123	0.37%		11	11	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co.,Ltd.	11	0.15%		4	4	—
Teakwang Tech Co., Ltd.	2,460	0.11%		12	12	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	105	0.09%		23	23	—
AceInti Agricultiral Co., Ltd.	13	0.01%		4	4	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	June 30, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
KyungDong Co., Ltd.	130	0.01%	~~W~~	1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
DaeHa Co., Ltd.	141	0.54%		11	11	—
Korea Minerals Co., Ltd.	191	0.05%		135	135	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
DongKwang SD, Inc.	524	0.23%		13	13	—
Dong Yang Metal Co., Ltd.	2,951	1.97%		14	14	—
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	—
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	—
ShinShin Co., Ltd	339	1.12%		17	17	—
Kitorang Co., Ltd.	165	0.24%		49	49	—
Sung Kwang Co., Ltd.	23	0.37%		6	6	—
Hyundai Metal Co., Ltd.	3,757	5.60%		1,416	1,416	—
Shinheung petrol. Co. Ltd.	699	0.14%		7	7	—
Force TEC Co., Ltd.	3,501	0.02%		18	18	—
Haisung Industrial Systems Co., Ltd.	10,751	0.24%		54	54	—
Samsung Tech Co., Ltd.	486	1.28%		97	97	—
Tae Hyung Co., Ltd.	28	0.43%		20	20	—
Samyangplant Co., Ltd.	323	0.60%		16	16	—
Younil Metal Co., Ltd.	30	0.15%		15	15	—
Myungjin Tech Co., Ltd.	20	0.54%		4	4	—
Hankook Machine Tools Co., Ltd.	719	0.14%		72	72	—
Hankook Precision Ind Co., Ltd.	84	0.05%		8	8	—
Areva nc Expansion	1,077,124	13.49%		288,443	101,352	101,352
Navanakorn Electric Co., Ltd. (*3)	8,885,600	26.93%		17,216	17,454	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	170,170	170,170
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,555	—

				889,617	600,983	560,144

			~~W~~	1,255,605	875,936	835,097

(*1)	Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the six-month period ended June 30, 2017.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the six-month period ended June 30, 2017.
(*5)	As of June 30, 2017, the Company invested in ~~W~~287,805 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.
(*6)	The number of shares owned has changed due to the stock merge (9:7) during the six-month period ended June 30, 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	154,183	154,183
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	304	304
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	21	21
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	74	74
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
Dongbu Corporation	1,229	0.02%		12	12	12
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	73,061	73,061
Energy Fuels Inc.	1,711,814	2.59%		16,819	3,385	3,385
Baralaba Coal Company Limited (*6)	99,763	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	10.93%		84,134	36,504	36,504
Fission 3.0	300,000	0.17%		—	16	16
Fission Uranium Corp.	800,000	0.17%		785	459	459

				365,773	268,171	268,171

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,256,096,329	5.00%		4,389	4,389	—
Construction Guarantee (*2)	571	0.02%		601	819	819
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.39%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Korea investment – Investment Pool for Public funds 10 (*5)	—	—		142,470	141,315	141,315
Samsung investment – Investment Pool for Public funds 2 (*5)	—	—		213,710	211,920	211,920
Samsung investment – Investment Pool for Public funds 1 (*5)	—	—		53,220	53,212	53,212
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*5)	—	—		30,560	30,568	30,568
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%		7,513	1,495	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Sanbon Department Store	828	0.01%	~~W~~	124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	6	—
Daeyang F.M.S Corporation	593	0.40%		23	23	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Woojin Industry Corporation	3	0.00%	~~W~~	16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	7	—
Autowel Co.,Ltd.	260	0.38%		13	13	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., LTd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	90	—
Smart Power Co.,Ltd.	133,333	5.55%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
OCO Co.,Ltd.	123	0.37%		11	11	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co.,Ltd.	11	0.15%		4	4	—
Teakwang Tech Co., Ltd.	2,460	0.11%		12	12	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	93	0.09%		21	21	—
AceInti Agricultiral Co., Ltd.	3	0.00%		1	1	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
KyungDong Co., Ltd.	130	0.01%	~~W~~	1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
DaeHa Co., Ltd.	141	0.54%		11	11	—
Korea Minerals Co., Ltd.	191	0.05%		135	135	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
Areva nc Expansion	1,077,124	13.49%		288,443	98,472	98,472
Navanakorn Electric Co., Ltd. (*3)	8,885,600	26.93%		17,216	18,509	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	170,170	170,170
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,709	—

				1,040,553	746,561	706,476

			~~W~~	1,406,326	1,014,732	974,647

(*1)	Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.
(*5)	As of December 31, 2016, the Company invested in ~~W~~437,015 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.
(*6)	The number of shares owned has changed due to the stock merge (500:1) during the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

10.	Held-to-maturity Investments

Held-to-maturity investments as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,244	86	(158)	—	3,172

	~~W~~	3,244	86	(158)	—	3,172

Current	~~W~~	114	—	(64)	3	53
Non-current		3,130	86	(94)	(3)	3,119

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,623	149	(528)	—	3,244

	~~W~~	3,623	149	(528)	—	3,244

Current	~~W~~	380	—	(380)	114	114
Non-current		3,243	149	(148)	(114)	3,130

11.	Derivatives

(1)	Derivatives as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	1,201	21,691	8,370	32,806
Currency swap		57,482	204,658	184,913	540,057
Interest rate swap		—	—	—	4,705
Others (*1)		8,818	1,705	—	10,523

	~~W~~	67,501	228,054	193,283	588,091

Derivative liabilities
Currency forward	~~W~~	817	32	1,153	34
Currency swap		8,611	83,819	—	56,612
Interest rate swap		3,783	68,413	2,098	78,789

	~~W~~	13,211	152,264	3,251	135,435

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd, a related party of the Company, and the fair value of the option is recorded in ‘Others’ (refer to note 17).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay	Receive
KEB Hana Bank	2014.04.10	2021.07.12	55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12	50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12	105,400	USD	100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12	104,600	USD	100,000	1,046.00
Standard Chartered	2017.06.08	2017.07.12	5,621	USD	5,000	1,124.27
Credit Suisse	2017.06.13	2017.07.17	11,279	USD	10,000	1,127.90
Standard Chartered	2017.06.15	2017.07.19	5,608	USD	5,000	1,121.50
Mizuho Bank	2017.06.20	2017.07.24	5,676	USD	5,000	1,135.27
Morgan Stanley	2017.06.21	2017.07.25	11,421	USD	10,000	1,142.11
Nova Scotia	2017.06.22	2017.07.26	11,396	USD	10,000	1,139.60
Mizuho Bank	2017.06.26	2017.07.27	7,941	USD	7,000	1,134.39
Credit Suisse	2017.06.26	2017.07.31	11,329	USD	10,000	1,132.90
Nova Scotia	2017.06.27	2017.08.01	11,341	USD	10,000	1,134.05
Morgan Stanley	2017.06.29	2017.08.03	11,388	USD	10,000	1,138.82
Standard Chartered	2017.06.30	2017.08.07	5,714	USD	5,000	1,142.70
Nova Scotia	2017.06.15	2017.07.17	10,058	USD	9,000	1,117.60
Woori Bank	2017.06.21	2017.07.05	6,854	USD	6,000	1,142.25
BTMU	2017.06.23	2017.07.05	5,700	USD	5,000	1,140.00
Societe Generale	2017.06.27	2017.07.10	14,772	USD	13,000	1,136.32
Morgan Stanley	2017.06.29	2017.07.10	13,675	USD	12,000	1,139.60
Credit Agricole	2017.06.29	2017.07.10	11,396	USD	10,000	1,139.62
ING Bank N.V.	2017.06.29	2017.07.10	11,396	USD	10,000	1,139.62
Standard Chartered	2017.06.27	2017.07.31	7,958	USD	7,000	1,136.90
Mizuho Bank	2017.06.14	2017.07.05	5,623	USD	5,000	1,124.60
Nova Scotia	2017.06.19	2017.07.05	5,645	USD	5,000	1,128.95
BTMU	2017.06.22	2017.07.10	4,560	USD	4,000	1,140.10
Standard Chartered	2017.06.30	2017.07.10	16,017	USD	14,000	1,144.06
Nova Scotia	2017.06.26	2017.07.28	11,339	USD	10,000	1,133.90
Standard Chartered	2017.06.27	2017.07.28	5,671	USD	5,000	1,134.20
Standard Chartered	2017.05.30	2017.11.15	2,244	USD	2,000	1,121.90
Standard Chartered	2017.02.02	2017.11.15	3,436	USD	3,000	1,145.20
KEB Hana Bank	2016.09.07	2017.09.06	3,121	EUR	2,500	1,248.20
KEB Hana Bank	2016.08.26	2017.08.09	1,280	CNY	7,800	164.13
KEB Hana Bank	2016.09.07	2017.09.06	834	CNY	5,200	160.48
Nova Scotia	2017.05.16	2017.11.20	269	USD	240	1,120.00
BTMU	2017.03.20	2017.09.22	432	USD	386	1,119.60
Societe Generale	2017.03.20	2017.09.22	612	USD	546	1,120.70
Societe Generale	2017.06.07	2017.12.11	3,003	USD	2,681	1,120.16
Societe Generale	2017.06.26	2017.12.28	3,350	USD	2,961	1,131.30
Nova Scotia	2017.06.26	2017.12.28	5,655	USD	5,000	1,130.90
Standard Chartered	2017.06.27	2017.12.28	3,401	USD	3,000	1,133.60
Nova Scotia	2017.06.27	2017.12.29	3,406	USD	3,000	1,135.40
Societe Generale	2017.06.23	2017.12.27	11,360	USD	10,000	1,135.95
Societe Generale	2017.06.22	2017.12.26	5,635	USD	4,956	1,137.00
Nomura	2017.06.22	2017.12.26	5,693	USD	5,000	1,138.60
Societe Generale	2017.06.30	2018.01.05	5,699	USD	5,000	1,139.70
BNP Paribas	2017.02.08	2017.08.10	436	USD	381	1,144.20
Societe Generale	2017.03.07	2017.09.11	290	USD	253	1,144.80
Nova Scotia	2017.03.13	2017.09.15	124	USD	109	1,143.90
Nova Scotia	2017.03.07	2017.09.11	2,293	USD	2,000	1,146.60
Nova Scotia	2017.03.07	2017.09.11	3,443	USD	3,000	1,147.60
Nova Scotia	2017.03.13	2017.09.15	538	USD	468	1,148.60
Nova Scotia	2017.03.13	2017.09.15	3,449	USD	3,000	1,149.60
Nova Scotia	2017.03.13	2017.09.15	2,333	USD	2,000	1,166.40
BTMU	2017.01.12	2017.07.17	5,714	USD	4,837	1,181.45

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive
Nova Scotia	2017.01.12	2017.07.17		2,928	USD	2,478	1,181.63
BNP Paribas	2017.01.12	2017.07.17		3,578	USD	3,027	1,182.00
Nomura	2017.01.12	2017.07.17		1,720	USD	1,455	1,182.20
Woori Bank	2017.06.27	2017.09.12		1,337	USD	1,175	1,137.00
KEB Hana Bank	2015.08.26	2017.07.31	JPY	630,000		6,377	10.12
BNP Paribas	2015.02.12	2017.07.10	IDR	6,567,882	USD	486	13,525.00
BNP Paribas	2015.02.12	2017.08.10	IDR	2,889,868	USD	214	13,525.00

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay	Receive
Deutsche Bank	2013~2018	~~W~~	110,412	JPY	10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD	100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY	10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF	100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF	100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD	100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017		51,215	USD	50,000	2.24%	3M Libor + 0.55%	1,024.30
Mizuho Bank	2014~2017		153,645	USD	150,000	2.35%	3M Libor + 0.65%	1,024.30
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%	1,083.97
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD	100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD	100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD	100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD	100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
HSBC	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Korea Development Bank	2016~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%	1,111.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of June 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay	Receive
Citibank	2013~2018	~~W~~	54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD	100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD	100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD	117,250	3.55%	3M Libor+1.25%	1,074.90
Korea Development Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%	1,145.80
KEB Hana Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%	1,145.80
Export-import bank of Korea	2017~2020		114,580	USD	100,000	1.75%	2.38%	1,145.80
JP Morgan	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%	1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
Credit Agricole	2013~2019		118,343	CHF	100,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2019		59,172	CHF	50,000	3.40%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2018		107,360	USD	100,000	3.27%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Morgan Stanley	2014~2019		104,490	USD	100,000	2.70%	2.63%	1,044.90
Standard Chartered	2013~2018		81,187	USD	75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018		81,187	USD	75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,187	USD	75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,187	USD	75,000	2.65%	1.88%	1,082.50
HSBC	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD	100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD	100,000	3.48%	2.63%	1,060.30
BNP Paribas	2013~2018		53,015	USD	50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD	30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD	20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD	100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
BNP Paribas	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of June 30, 2017 are as follows, Continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay	Receive		Pay	Receive
HSBC	2014~2020	55,340	USD	50,000	2.21%	2.50%	1,106.80
KEB Hana Bank	2017~2022	226,600	USD	200,000	1.94%	2.63%	1,133.00
Korea Development Bank	2017~2022	113,300	USD	100,000	1.94%	2.63%	1,133.00
Nomura	2017~2022	113,300	USD	100,000	1.95%	2.63%	1,133.00
Woori bank	2017~2022	56,650	USD	50,000	1.95%	2.63%	1,133.00
Kookmin bank	2017~2022	56,650	USD	50,000	1.95%	2.63%	1,133.00

(5)	Interest rate swap contracts which are not designated as hedging instruments as of June 30, 2017 are as follows:

In millions of won		Contract		Contract interest rate per annum
Counterparty	Contract year	amount		Pay	Receive
Standard Chartered	2012~2017	~~W~~	160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
Credit Suisse	2014~2018		75,000	2.98%	1Y CMT + 0.31%
KEB Hana Bank	2017~2022		100,000	2.01%	3M CD + 0.24%
Export-Import Bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(6)	Interest rate swap contracts which are designated as hedging instruments as of June 30, 2017 are as follows:

In thousands of U.S. dollars		Contract		Contract interest rate per annum
Counterparty	Contract year	amount		Pay	Receive
BNP Paribas	2009~2027	USD	94,790	4.16%	6M USD Libor
KFW	2009~2027	USD	94,790	4.16%	6M USD Libor
Credit Agricole	2016~2033	USD	97,928	3.98% ~ 4.10%	6M USD Libor
SMBC	2016~2033	USD	128,060	4.05% ~ 4.18%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

11.	Derivatives, Continued

(7)	Gains and losses on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2017 and 2016 are as follows and included in finance income and costs in the consolidated statements of comprehensive income:

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	June 30, 2017			June 30, 2016		June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency forward	~~W~~	17,931	(10,704)	9,650	(925)	2,195	(17,170)	(958)	337	—	—	—	—
Currency swap		312,043	(364,818)	119,701	(2,138)	(61,272)	(81,521)	(52,319)	(49,841)	10,244	(89)	75,331	53,077
Interest rate swap		2,448	4,469	(1,494)	3,503	(4,778)	(4,778)	2,429	1,757	—	—	—	(17)

	~~W~~	332,422	(371,053)	127,857	440	(63,855)	(103,469)	(50,848)	(47,747)	10,244	(89)	75,331	53,060

(*)	For the six-month period ended June 30, 2016, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~51 million, net of tax, is included in other comprehensive income or loss

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

12.	Other Financial Assets

(1)	Other financial assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	247,967	734,372	198,133	683,353
Allowance for doubtful accounts		—	(6,739)	—	(4,532)
Present value discount		(1,180)	(39,747)	(1,001)	(41,746)
Long-term/short-term financial instruments		1,449,959	563,405	2,281,460	414,466
Financial assets at fair value through profit or loss		49,548	—	—	—

	~~W~~	1,746,294	1,251,291	2,478,592	1,051,541

(2)	Loans and receivables as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	32,008	—	(1,180)	30,828
Loans for housing		12,945	—	—	12,945
Fisheries loan		352	—	—	352
Other loans		202,662	—	—	202,662

		247,967	—	(1,180)	246,787

Long-term loans and receivables
Loans for tuition		409,508	—	(39,623)	369,885
Loans for housing		133,543	—	—	133,543
Loans for related parties		130,573	(6,739)	—	123,834
Fisheries loan		992	—	(124)	868
Other loans		59,756	—	—	59,756

		734,372	(6,739)	(39,747)	687,886

	~~W~~	982,339	(6,739)	(40,927)	934,673

In millions of won	December 31, 2016
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	29,028	—	(1,001)	28,027
Loans for housing		12,556	—	—	12,556
Fisheries loan		352	—	—	352
Other loans		156,197	—	—	156,197

		198,133	—	(1,001)	197,132

Long-term loans and receivables
Loans for tuition		404,200	—	(41,593)	362,607
Loans for housing		125,850	—	—	125,850
Loans for related parties		91,249	(4,532)	—	86,717
Fisheries loan		1,312	—	(153)	1,159
Other loans		60,742	—	—	60,742

		683,353	(4,532)	(41,746)	637,075

	~~W~~	881,486	(4,532)	(42,747)	834,207

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

12.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Beginning balance	~~W~~	4,532	—
Bad debt expense		—	4,352
Other		2,207	180

Ending balance	~~W~~	6,739	4,532

(4)	Long-term and short-term financial instruments as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,006,199	2	1,820,391	30,000
ABCP		24,717	125,600	351,800	132,600
CP		279,258	—	16,000	—
CD		—	—	60,443	—
RP		—	2,304	—	1,521
Others		139,785	435,499	32,826	250,345

	~~W~~	1,449,959	563,405	2,281,460	414,466

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

13.	Inventories

Inventories as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,374,643	(1,323)	3,373,320
Merchandise		7,161	—	7,161
Work-in-progress		134,087	—	134,087
Finished goods		98,103	—	98,103
Supplies		1,456,850	(4,147)	1,452,703
Inventories in transit		731,153	—	731,153
Other inventories		10,460	—	10,460

	~~W~~	5,812,457	(5,470)	5,806,987

In millions of won	December 31, 2016
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,182,711	(1,323)	3,181,388
Merchandise		20	—	20
Work-in-progress		118,640	—	118,640
Finished goods		57,659	—	57,659
Supplies		1,289,160	(4,553)	1,284,607
Inventories in transit		827,437	—	827,437
Other inventories		9,692	—	9,692

	~~W~~	5,485,319	(5,876)	5,479,443

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales was ~~W~~2,386 million and ~~W~~2,473 million for the six-month period ended June 30, 2017 and for the year ended December 31, 2016, respectively. The amounts of loss from inventory valuation included in other gains or losses for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 were ~~W~~1,980 million and ~~W~~2,683 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of June 30, 2017 and December 31, 2016 are as follows and included in current and non-

current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	June 30, 2017			December 31, 2016
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	52,408	5,773	55,708	12,225
1 ~ 5 years		401,644	213,342	423,152	214,176
More than 5 years		1,543,684	689,846	1,690,492	746,473

	~~W~~	1,997,736	908,961	2,169,352	972,874

(3)	There are no impaired finance lease receivables as of June 30, 2017 and December 31, 2016.

15.	Non-Financial Assets

Non-financial assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	167,677	45,991	93,279	71,238
Prepaid expenses		274,271	76,488	228,142	78,066
Others (*)		600,330	20,136	310,439	32,485

	~~W~~	1,042,278	142,615	631,860	181,789

(*)	Details of others as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Tax refund receivables	~~W~~	79,667	2,064	30,959	2,188
Greenhouse gas emissions rights		319,795	—	145,105	—
Others		200,868	18,072	134,375	30,297

	~~W~~	600,330	20,136	310,439	32,485

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16. Consolidated Subsidiaries

(1) Consolidated subsidiaries as of June 30, 2017 and December 31, 2016 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2017	December 31, 2016
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Resources development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2017 and December 31, 2016 are as follows, Continued :

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2017	December 31, 2016
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.95%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Power generation	KOREA	86.22%	46.22%
Commerce and Industry Energy Co., Ltd. (*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.75%	99.75%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	—
KEPCO Alamosa LLC	Holding company	USA	50.10%	—
Cogentrix Solar Services, LLC	Holding company	USA	50.10%	—
Solar Investments I, LLC	Holding company	USA	50.10%	—
Cogentrix of Alamosa, LLC	Holding company	USA	50.10%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2017 and December 31, 2016 are as follows, Continued :

(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value(“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV had put options to sell their investment to KOSEP and exercised the put option during the period ended June 30, 2017.
(*5)	The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(2) Subsidiaries included in and excluded from consolidation for the six-month period ended June 30, 2017 are as follows:

<Subsidiaries included in consolidation during the six-month period ended June 30, 2017>

Subsidiary	Reason
KEPCO US Inc.	Newly established
KEPCO Alamosa LLC	Newly established
Cogentrix Solar Services, LLC	Newly established
Solar Investments I, LLC	Newly established
Cogentrix of Alamosa, LLC	Newly established

There are no subsidiaries excluded from consolidation during the six-month period ended June 30, 2017.

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2017 and as of and for the year ended December 31, 2016 are as follows:

In millions of won
June 30, 2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	52,090,439	26,590,117	4,944,238	669,148
Korea South-East Power Co., Ltd.		10,023,290	4,849,060	2,712,632	306,315
Korea Midland Power Co., Ltd.		9,474,421	5,711,138	2,013,707	166,011
Korea Western Power Co., Ltd.		9,956,336	5,878,306	2,087,183	199,866
Korea Southern Power Co., Ltd.		9,881,518	5,579,642	2,123,538	188,823
Korea East-West Power Co., Ltd.		9,244,833	4,547,539	2,447,420	309,604
KEPCO Engineering & Construction Company, Inc.		775,724	350,207	220,996	5,848
KEPCO Plant Service & Engineering Co., Ltd.		1,180,836	356,903	611,256	77,754
KEPCO Nuclear Fuel Co., Ltd.		762,388	397,665	83,998	1,971
KEPCO KDN Co., Ltd.		515,984	195,485	264,530	12,874
Garolim Tidal Power Plant Co., Ltd.		620	345	—	(11)
KEPCO International HongKong Ltd.		165,693	1	—	2,469
KEPCO International Philippines Inc.		107,702	584	—	24,370
KEPCO Gansu International Ltd.		16,892	525	—	(14)
KEPCO Philippines Holdings Inc.		139,721	2	—	24,449
KEPCO Philippines Corporation		7,071	2,676	—	(1)
KEPCO Ilijan Corporation		502,973	49,059	55,310	32,447
KEPCO Lebanon SARL		1,332	9,902	—	(28)
KEPCO Neimenggu International Ltd.		175,806	—	—	(190)
KEPCO Shanxi International Ltd.		517,652	201,952	—	(4,559)
KOMIPO Global Pte Ltd.		212,198	1,450	—	4,427
KEPCO Canada Energy Ltd.		186	28	—	(16)
KEPCO Netherlands B.V.		129,843	59	—	9,121
KOREA Imouraren Uranium Investment Corp.		159,187	123	—	1,061
KEPCO Australia Pty., Ltd.		492,005	1,471	—	(68)
KOSEP Australia Pty., Ltd.		24,483	353	5,434	2,192
KOMIPO Australia Pty., Ltd.		29,421	4,543	5,434	2,934

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
June 30, 2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOWEPO Australia Pty., Ltd.	~~W~~	28,823	4,543	5,434	2,194
KOSPO Australia Pty., Ltd.		24,686	344	5,434	2,190
KEPCO Middle East Holding Company		107,876	101,209	—	3,054
Qatrana Electric Power Company		484,962	360,549	9,553	11,325
KHNP Canada Energy, Ltd.		46,069	54	—	(107)
KEPCO Bylong Australia Pty., Ltd.		237,235	277,080	—	16,800
Korea Waterbury Uranium Limited Partnership		20,882	144	—	(24)
Korea Electric Power Nigeria Ltd.		585	287	1,535	158
KEPCO Holdings de Mexico		248	29	—	(38)
KST Electric Power Company		581,156	518,702	57,192	8,379
KEPCO Energy Service Company		2,427	831	3,040	993
KEPCO Netherlands S3 B.V.		53,403	60	—	958
PT. KOMIPO Pembangkitan Jawa Bali		15,199	4,287	9,155	3,864
PT. Cirebon Power Service		3,413	972	3,741	216
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		24,944	14,401	3,420	324
EWP Philippines Corporation		1,805	877	—	(6)
EWP America Inc. (*1)		88,117	72,465	10,829	(7,522)
KNF Canada Energy Limited		1,921	24	—	(20)
PT KEPCO Resource Indonesia		718	16	—	(135)
EWP Barbados 1 SRL		251,218	304	—	(1,276)
Gyeonggi Green Energy Co., Ltd.		293,358	213,808	43,318	(497)
PT. Tanggamus Electric Power		182,696	164,447	11,740	2,538
Gyeongju Wind Power Co., Ltd.		105,802	76,852	3,666	1,194
KOMIPO America Inc.		11,684	554	—	2,604
KOSEP USA, INC.		176	37,284	—	(457)
PT. EWP Indonesia		421	2	—	317
KEPCO Netherlands J3 B.V.		118,163	83	—	(47)
Korea Offshore Wind Power Co., Ltd.		139,881	2,541	—	(2,438)
Global One Pioneer B.V.		147	52	—	(38)
Global Energy Pioneer B.V.		316	52	—	(41)
Mira Power Limited		223,100	174,016	—	(650)
KOSEP Material Co., Ltd.		902	1,596	1,986	(1,596)
Commerce and Industry Energy Co., Ltd.		98,972	87,253	13,935	(397)
KEPCO Singapore Holdings Pte., Ltd.		3,040	5	—	(1)
KOWEPO India Private Limited		870	—	—	—
KEPCO KPS Philippines Corp.		6,971	555	4,822	240
KOSPO Chile SpA		132,163	49,630	—	320
PT. KOWEPO Sumsel Operation And Maintenance Services		1,467	63	3,909	701
HeeMang Sunlight Power Co., Ltd.		6,991	3,397	52	(117)
Fujeij Wind Power Company		61,817	60,076	—	219
KOSPO Youngnam Power Co.,Ltd.		342,284	263,988	—	(393)
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		2,996	—	—	6
Chitose Solar Power Plant LLC		82,703	67,928	—	3,457
KEPCO Energy Solution Co. Ltd.		302,747	2,195	2,151	851
Solar School Plant Co., Ltd.		201,184	787	16	387
KOSPO Power Services Limitada		6,657	2,891	5,732	802
Energy New Industry Specialized Investment Private Investment Trust		502,844	1,488	—	114
KOEN Bylong Pty., Ltd.		6,159	—	—	—
KOMIPO Bylong Pty., Ltd.		6,159	—	—	—
KOWEPO Bylong Pty., Ltd.		6,159	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
June 30, 2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOSPO Bylong Pty., Ltd.	~~W~~	6,159	—	—	—
EWP Bylong Pty., Ltd.		6,159	—	—	—
KOWEPO Lao International		2,776	1,755	1,673	994
KEPCO US Inc.		19,886	628	—	—
KEPCO Alamosa LLC		39,120	479	—	203
Cogentrix Solar Services, LLC (*2)		96,092	58,611	4,832	555

(*1)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.
(*2)	Financial information of Cogentrix Solar Services, LLC includes that of two other subsidiaries, Solar Investments I, LLC and Cogentrix of Alamosa, LLC.

In millions of won
December 31, 2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	52,782,915	27,366,938	11,168,579	2,454,810
Korea South-East Power Co., Ltd.		9,773,778	4,794,330	5,093,598	531,061
Korea Midland Power Co., Ltd.		9,066,666	5,416,336	3,719,981	400,696
Korea Western Power Co., Ltd.		9,810,714	5,866,916	4,169,712	401,936
Korea Southern Power Co., Ltd.		9,806,023	5,637,950	4,200,035	426,337
Korea East-West Power Co., Ltd.		8,967,951	4,488,911	4,210,898	467,603
KEPCO Engineering & Construction Company, Inc.		786,596	364,676	506,012	17,796
KEPCO Plant Service & Engineering Co., Ltd.		1,086,421	301,490	1,214,304	86,657
KEPCO Nuclear Fuel Co., Ltd.		713,230	346,012	309,911	33,115
KEPCO KDN Co., Ltd.		519,901	205,869	588,160	43,127
Garolim Tidal Power Plant Co., Ltd.		632	346	—	-24
KEPCO International HongKong Ltd.		173,138	41	—	4,532
KEPCO International Philippines Inc.		114,141	1,468	—	56,783
KEPCO Gansu International Ltd.		17,928	557	—	(18)
KEPCO Philippines Holdings Inc.		125,100	27	—	13,517
KEPCO Philippines Corporation		13,704	8,949	—	(8,717)
KEPCO Ilijan Corporation		558,030	58,449	116,667	51,552
KEPCO Lebanon SARL		1,458	10,312	—	810
KEPCO Neimenggu International Ltd.		186,636	—	—	7,082
KEPCO Shanxi International Ltd.		549,189	218,047	—	5,812
KOMIPO Global Pte Ltd.		223,082	1,095	—	36,764
KEPCO Canada Energy Ltd.		202	24	—	(27,216)
KEPCO Netherlands B.V.		128,014	35	—	224
KOREA Imouraren Uranium Investment Corp.		154,302	764	—	(68,417)
KEPCO Australia Pty., Ltd.		503,657	1,545	3,670	(19,006)
KOSEP Australia Pty., Ltd.		25,174	521	5,357	4,028
KOMIPO Australia Pty., Ltd.		25,413	10	5,388	4,023
KOWEPO Australia Pty., Ltd.		25,550	10	5,357	4,012
KOSPO Australia Pty., Ltd.		25,625	10	5,357	4,033
KEPCO Middle East Holding Company		128,846	125,008	—	6,840
Qatrana Electric Power Company		546,123	417,800	18,866	19,601
KHNP Canada Energy, Ltd.		54,374	46	—	(6,304)
KEPCO Bylong Australia Pty., Ltd.		220,721	277,358	—	(2,357)
Korea Waterbury Uranium Limited Partnership		20,882	149	—	2,348
Korea Electric Power Nigeria Ltd.		696	493	9,794	35

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KEPCO Holdings de Mexico	~~W~~	262	19	—	251
KST Electric Power Company		596,823	539,459	146,295	17,322
KEPCO Energy Service Company		1,309	310	5,337	580
KEPCO Netherlands S3 B.V.		55,609	54	—	3,731
PT. KOMIPO Pembangkitan Jawa Bali		16,246	4,549	21,632	8,989
PT. Cirebon Power Service		3,456	1,228	7,463	301
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		11,524	687	7,321	317
EWP Philippines Corporation		1,966	955	—	(41)
EWP America Inc. (*)		104,809	80,252	33,616	(8,704)
KNF Canada Energy Limited		1,967	20	—	(46)
PT KEPCO Resource Indonesia		913	18	—	(341)
EWP Barbados 1 SRL		267,859	425	1,656	(902)
Gyeonggi Green Energy Co., Ltd.		301,126	221,078	108,557	19,211
PT. Tanggamus Electric Power		184,861	167,641	40,903	2,041
Gyeongju Wind Power Co., Ltd.		76,569	49,293	6,413	1,269
KOMIPO America Inc.		11,518	2,432	—	(2,240)
KOSEP USA, INC.		159	39,028	3,791	(72,817)
PT. EWP Indonesia		2,154	50	—	1,088
KEPCO Netherlands J3 B.V.		125,337	68	—	12,433
Korea Offshore Wind Power Co., Ltd.		37,826	2,048	—	(4,960)
Global One Pioneer B.V.		161	22	—	(54)
Global Energy Pioneer B.V.		338	22	—	(59)
Mira Power Limited		178,141	133,730	—	(954)
KOSEP Material Co., Ltd.		2,398	1,497	3,232	(901)
Commerce and Industry Energy Co., Ltd.		99,432	87,316	28,375	(536)
KEPCO Singapore Holdings Pte., Ltd.		2,568	13	—	(33)
KOWEPO India Private Limited		879	—	—	1
KEPCO KPS Philippines Corp.		7,897	1,213	12,843	2,060
KOSPO Chile SpA		6,656	4,787	—	125
PT. KOWEPO Sumsel Operation and Maintenance Services		1,439	700	6,165	(96)
HeeMang Sunlight Power Co., Ltd.		7,102	3,391	12	(308)
Fujeij Wind Power Company		47,935	46,636	—	(873)
KOSPO Youngnam Power Co.,Ltd.		284,368	205,680	—	(931)
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		3,002	—	—	9
Chitose Solar Power Plant LLC		49,728	38,806	—	(811)
KEPCO Energy Solution Co. Ltd.		299,933	233	—	(300)
Solar School Plant Co., Ltd.		200,268	259	1	9
KOSPO Power Services Limitada		4,385	1,262	7,300	2,963
Energy New Industry Specialized Investment Private Investment Trust		501,275	33	—	(7)
KOEN Bylong Pty., Ltd.		6,135	—	—	—
KOMIPO Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Bylong Pty., Ltd.		6,135	—	—	—
KOSPO Bylong Pty., Ltd.		6,135	—	—	—
EWP Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Lao International		218	181	—	(108)

(*)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won
June 30, 2017
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	151,070	622,504	263,910	1,264,624	2,302,108
Non-current assets		351,903	558,332	511,814	2,495,344	3,917,393
Current liabilities		(12,435)	(288,639)	(237,687)	(306,396)	(845,157)
Non-current liabilities		(36,624)	(68,264)	(112,520)	(2,031,559)	(2,248,967)
Net assets		453,914	823,933	425,517	1,422,013	3,125,377
Book value of non-controlling interest		222,418	403,727	144,335	707,114	1,477,594
Sales		55,310	611,256	220,996	252,745	1,140,307
Profit for the period		32,447	77,754	5,848	32,007	148,056
Profit for the period attributable to non-controlling interest		15,899	38,099	1,984	10,129	66,111
Cash flows from operating activities		54,337	76,583	68,978	143	200,041
Cash flows from investing activities		(414)	(134,843)	(6,656)	(212,811)	(354,724)
Cash flows from financing activities before dividends to non-controlling interest		(23,645)	(15,606)	(34,565)	214,310	140,494
Dividends to non-controlling interest		(25,463)	(14,994)	(1,419)	(10,734)	(52,610)
Effect of exchange rate fluctuation		(3,086)	5	15	(11,469)	(14,535)
Net increase (decrease) of cash and cash equivalents		1,729	(88,855)	26,353	(20,561)	(81,334)

In millions of won
December 31, 2016
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	154,758	553,924	270,553	1,211,510	2,190,745
Non-current assets		403,272	532,497	516,043	2,379,882	3,831,694
Current liabilities		(19,256)	(264,506)	(286,444)	(297,510)	(867,716)
Non-current liabilities		(39,193)	(36,984)	(78,232)	(1,919,924)	(2,074,333)
Net assets		499,581	784,931	421,920	1,373,958	3,080,390
Book value of non-controlling interest		244,794	384,616	143,115	684,093	1,456,618
Sales		116,667	1,214,304	506,012	674,461	2,511,444
Profit for the period		51,552	86,657	17,796	102,170	258,175
Profit for the period attributable to non-controlling interest		25,260	42,462	6,036	26,709	100,467
Cash flows from operating activities		102,546	121,240	18,748	84,086	326,620
Cash flows from investing activities		(117)	79,807	(7,556)	(367,674)	(295,540)
Cash flows from financing activities before dividends to non-controlling interest		(56,863)	(39,911)	(1,634)	877,863	779,455
Dividends to non-controlling interest		(55,705)	(36,139)	(2,539)	(22,054)	(116,437)
Effect of exchange rate fluctuation		1,529	127	(854)	7,216	8,018
Net increase (decrease) of cash and cash equivalents		(8,610)	125,124	6,165	579,437	702,116

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the six-month period ended June 30, 2017 and for the year ended December 31, 2016.

(7)	Disposals of subsidiaries

KEPCO Canada Uranium Investment Limited Partnership was dissolved and the Company liquidated DG Kings Plaza, LLC during the year ended December 31, 2016.

(i)	The fair value of proceeds from disposal as of December 31, 2016 are as follows:

In millions of won	December 31, 2016
Cash received upon dissolution	~~W~~	898
Net assets transferred due to dissolution		34,148

	~~W~~	35,046

(ii)	The carrying value of assets and liabilities of the subsidiary as at the date the Company lost its control during the year ended December 31, 2016 are as follows:

In millions of won	December 31, 2016
Current assets
Cash and cash equivalents	~~W~~	898
Current financial assets, net		81
Non-current assets
Available-for-sale financial assets		34,089
Current liabilities
Current financial liabilities		(22)

	~~W~~	35,046

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii)	Gain from disposals of subsidiaries for the year ended December 31, 2016 is as follows:

In millions of won	December 31, 2016
Fair value of proceeds from disposal	~~W~~	35,046
Net assets disposed		(35,046)
Non-controlling interests		—
Realization of unrealized gain		—
Other comprehensive income		—

Gain from disposals of subsidiaries	~~W~~	—

(iv)	Net cashflow from sale of subsidiary for the year ended December 31, 2016 is as follows:

In millions of won	December 31, 2016
Consideration received in cash	~~W~~	898
Less: cash held by disposed subsidiary		(898)

Net cash flow	~~W~~	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won
June 30, 2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,968,052
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	20,834
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,607
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	11,552
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,094
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	118,203
Korea Power Exchange (*6)	Management of power market and others	KOREA	100.00%		127,839	234,438
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	222
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,606
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,111
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,279
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	27,410
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,731
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,747
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	52,523
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	676,624
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	95,150
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	22,634
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	402,667
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	121,977
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,270
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		64,267	60,090
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	12
Green Biomass Co., Ltd. (*12, 15)	Power generation	KOREA	8.80%		714	393
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,421
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	24,746
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,627
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,615
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		23,760	14,735
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	177
DS POWER Co., Ltd. (*2)	Power generation	KOREA	14.44%		17,900	5,887
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		61,535	39,668
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	—
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,502
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,608
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	3,845
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	3,290
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	13,608
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.) (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	841

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
June 30, 2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%	~~W~~	8,000	6,626
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	257
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	8,539
Korea Electric Power Corporation Fund (*13)	Developing electric enterprises	KOREA	98.09%		51,500	48,866
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	381
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	102
YaksuESS Co.,Ltd	Installing ESS related equipment	KOREA	29.00%		210	207
Nepal Water & Energy Development Company Private Limited	Construction and operating power plant	NEPAL	47.69%		18,568	17,397
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	1,966

					2,175,142	4,137,137

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.80%		11,355	275
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,897
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		45,590	22,903
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	980
Waterbury Lake Uranium L.P.	Resources development	CANADA	36.36%		26,602	20,354
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	23,177
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,188
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,016
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	226,630
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	11,860
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	167,603
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	11,088
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	88,688
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,433
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	235,231
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		849	8,227
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,133
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	212,431
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	524
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,314
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	3,101
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	153,622
KAPES, Inc. (*7)	R&D	KOREA	51.00%		5,629	6,536
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,100	52,846
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,143
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	50,613
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,718
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		2,406	358
Kelar S.A (*7)	Power generation	CHILE	65.00%		78,060	65,658

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
June 30, 2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%	~~W~~	746	—
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	572
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	14,720
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	—
Barakah One Company (*14)	Power generation	UAE	18.00%		118	112
Nawah Energy Company (*14)	Operation of utility plant	UAE	18.00%		296	279
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	142
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	45,588
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,249
Chester Solar IV SpA (*7)	Power generation	CHILE	81.82%		1,675	1,714
Chester Solar V SpA (*7)	Power generation	CHILE	81.82%		526	532
Diego de Almagro Solar SpA (*7)	Power generation	CHILE	81.82%		1,987	2,022

					1,457,980	1,507,477

				~~W~~	3,633,122	5,644,614

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of June 30, 2017, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company. The percentage of ownership decreased since the Company did not participate in the capital increase of Green Biomass Co., Ltd. during the period.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016 are as follows, continued:

(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.
(*14)	The effective percentage of ownership is less than 20%, but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity
(*15)	The percentage of ownership decreased since the Compnay did not participate in the capital increase of Green Biomass Co., Ltd. during the period.

In millions of won
December 31, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,933,877
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	20,475
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,156
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	12,373
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,069
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	115,998
Korea Power Exchange (*6)	Management of power market and others	KOREA	100.00%		127,839	223,238
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	225
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	30.66%		71,070	1,031
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,750
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,131
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,383
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	29,873
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,930
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,073
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	56,818
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	680,065
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	96,658
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	23,188
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	402,667
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	123,912
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,740
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		49,119	51,544
Hadong Mineral Fiber Co., Ltd. (*17)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	47
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,217
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	25,438
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,663
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,646
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	181
DS POWER Co., Ltd. (*2)	Power generation	KOREA	14.44%		17,900	7,190

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%	~~W~~	61,535	46,876
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	604
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	—
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,525
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,700
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,000
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	2,810
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.) (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,103
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,894
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	248
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	7,015
Korea Electric Power Corporation Fund (*13)	Developing electric enterprises	KOREA	98.09%		51,500	50,856
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	259
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	140
YaksuESS Co.,Ltd	Installing ESS related equipment	KOREA	29.00%		210	196
Nepal Water & Energy Development Company Private Limited (*14)	Construction and operation of utility plant	NEPAL	52.77%		18,568	18,667

					2,134,911	4,092,252

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.8%		11,355	301
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,239
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	—
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	450
Waterbury Lake Uranium L.P.	Resources development	CANADA	36.97%		26,602	21,314
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,488
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,582
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,098
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	245,367
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	12,821
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,843
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,802
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,427
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	249,453
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,133

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%	~~W~~	2,100	3,814
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	205,948
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	477
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,343
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,015
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	153,857
KAPES, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,758
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,100	53,253
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,451
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	50,592
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,689
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,788	229
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,946
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	563
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		580	391
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	16
Barakah One Company (*16)	Power generation	UAE	18.00%		118	116
Nawah Energy Company (*16)	Operation of utility plant	UAE	18.00%		296	290
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	67
Daegu Green Power Co., Ltd. (*15)	Power generation	KOREA	29.00%		46,225	47,528

					1,349,360	1,418,196

				~~W~~	3,484,271	5,510,448

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17. Investments in Associates and Joint Ventures, Continued

(1) Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of December 31, 2016, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.
(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.
(*14)	The effective percentage of ownership is more than 50%, but the Company does not control the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.
(*15)	The entity is reclassified from associates to joint ventures since the terms of the shareholders’ agreement had been amended.
(*16)	The effective percentage of ownership is less than 20%, but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016 are as follows, continued:

(*17)	Although the percentage of ownership temporarily decreased to 8.33% from the difference in timing of capital payment by shareholders, the Company can excercise significant influence by virtue of its right to appoint a director to the board of directors of the entity based on the shareholders’ agreement. The percentage of ownership is 25.00% at the time of completion of capital payment.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won
Investees	June 30, 2017		Decembe 31, 2016
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	43,394	45,474
Korea Gas Corporation		1,005,480	915,705
YTN Co., Ltd.		22,500	22,320
SPC Power Corporation		72,168	70,253
PT. Bayan Resources TBK		399,000	359,200

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows :

In millions of won
June 30, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,933,877	—	—	—	50,980	(16,915)	110	1,968,052
Korea Electric Power Industrial Development Co., Ltd.		20,475	—	—	(2,061)	2,656	100	(336)	20,834
YTN Co., Ltd.		38,156	—	—	(135)	(342)	916	12	38,607
Cheongna Energy Co., Ltd.		12,373	—	—	—	(821)	—	—	11,552
Gangwon Wind Power Co., Ltd.		13,069	—	—	(852)	877	—	—	13,094
Hyundai Green Power Co., Ltd.		115,998	—	—	(8,888)	11,093	—	—	118,203
Korea Power Exchange		223,238	—	—	—	11,200	—	—	234,438
AMEC Partners Korea Ltd.		225	—	—	—	(3)	—	—	222
Hyundai Energy Co., Ltd.		1,031	—	—	—	(4,471)	358	3,082	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,750	—	—	—	(144)	—	—	4,606
Taeback Guinemi Wind Power Co., Ltd.		3,131	—	—	—	(20)	—	—	3,111
Pyeongchang Wind Power Co., Ltd.		3,383	—	—	—	(104)	—	—	3,279
Daeryun Power Co., Ltd.		29,873	—	—	—	(2,463)	—	—	27,410
Changjuk Wind Power Co., Ltd.		6,930	—	—	(111)	(88)	—	—	6,731
KNH Solar Co., Ltd.		2,073	—	—	—	(326)	—	—	1,747
SPC Power Corporation		56,818	—	—	(5,562)	3,089	(1,816)	(6)	52,523
Gemeng International Energy Co., Ltd.		680,065	—	—	—	1,808	(5,249)	—	676,624
PT. Cirebon Electric Power		96,658	—	—	—	3,422	589	(5,519)	95,150
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,118)	732	386	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(995)	671	324	—
PT Wampu Electric Power		23,188	—	—	—	770	—	(1,324)	22,634
PT. Bayan Resources TBK		402,667	—	—	—	—	—	—	402,667
S-Power Co., Ltd.		123,912	—	—	—	(1,935)	—	—	121,977
Pioneer Gas Power Limited		50,740	—	—	—	(204)	(266)	—	50,270
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		51,544	15,148	—	—	(2,803)	(3,799)	—	60,090
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	(20)	—	32	12
Green Biomass Co., Ltd.		47	—	—	—	(74)	—	420	393
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		1,217	—	—	—	204	—	—	1,421
Naepo Green Energy Co., Ltd.		25,438	—	—	—	(692)	—	—	24,746
Goseong Green Energy Co., Ltd.		2,663	—	—	—	(36)	—	—	2,627
Gangneung Eco Power Co., Ltd.		2,646	—	—	—	(31)	—	—	2,615
Shin Pyeongtaek Power Co., Ltd.		—	23,720	—	—	(8,871)	(114)	—	14,735
Heang Bok Do Si Photovoltaic Power Co., Ltd.		181	—	—	—	(4)	—	—	177
DS POWER Co., Ltd.		7,190	—	—	—	(1,315)	—	12	5,887
Dongducheon Dream Power Co., Ltd.		46,876	—	—	—	(7,208)	—	—	39,668
KS Solar Co., Ltd.		604	—	(613)	—	—	9	—	—
Yeongwol Energy Station Co., Ltd. (*1)		—	—	—	—	—	—	—	—
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,525	—	—	—	(23)	—	—	3,502
Daegu Photovoltaic Co., Ltd.		1,700	—	—	(349)	257	—	—	1,608
Jeongam Wind Power Co., Ltd.		4,000	—	—	—	(155)	—	—	3,845
Korea Power Engineering Service Co., Ltd.		2,810	—	—	(191)	655	—	16	3,290
Busan Green Energy Co., Ltd.		13,803	—	—	—	(195)	—	—	13,608
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,103	—	—	—	(262)	—	—	841
Ulleungdo Natural Energy Co., Ltd.		6,894	—	—	—	(268)	—	—	6,626
Korea Nuclear Partners Co., Ltd.		248	—	—	—	9	—	—	257
Tamra Offshore Wind Power Co., Ltd.		7,015	—	—	—	1,524	—	—	8,539

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
June 30, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Korea Electric Power Corporation Fund	~~W~~	50,856	—	—	—	(1,990)	—	—	48,866
Energy Infra Asset Management Co., Ltd.		259	—	—	—	122	—	—	381
Daegu clean Energy Co., Ltd.		140	—	—	—	(38)	—	—	102
YaksuESS Co.,Ltd		196	—	—	—	11	—	—	207
Nepal Water & Energy Development Company Private Limited		18,667	—	—	—	(275)	(995)	—	17,397
Gwangyang Green Energy Co., Ltd.		—	2,000	—	—	(34)	—	—	1,966

		4,092,252	40,868	(613)	(18,149)	51,349	(25,779)	(2,791)	4,137,137

<Joint ventures>
KEPCO-Uhde Inc.		301	—	—	—	(26)	—	—	275
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,239	—	—	—	874	(216)	—	28,897
Shuweihat Asia Power Investment B.V.		—	—	(447)	(1,007)	4,904	18,357	1,096	22,903
Shuweihat Asia Operation & Maintenance Company		450	—	—	—	462	(32)	100	980
Waterbury Lake Uranium L.P.		21,314	—	—	—	(16)	(384)	(560)	20,354
ASM-BG Investicii AD		21,488	—	—	—	1,016	673	—	23,177
RES Technology AD		13,582	—	—	—	204	402	—	14,188
KV Holdings, Inc.		2,098	—	—	—	64	(146)	—	2,016
KEPCO SPC Power Corporation		245,367	—	—	(23,776)	23,466	(18,468)	41	226,630
Canada Korea Uranium Limited partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Company Ltd.		12,821	—	—	—	(552)	(409)	—	11,860
Datang Chifeng Renewable Power Co., Ltd.		166,535	—	—	—	6,275	(5,207)	—	167,603
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,843	—	—	—	583	(338)	—	11,088
Rabigh Electricity Company		97,802	—	—	—	4,039	(13,237)	84	88,688
Rabigh Operation & Maintenance Company Limited		4,427	—	—	—	1,260	(254)	—	5,433
Jamaica Public Service Company Limited		249,453	—	—	—	—	(14,222)	—	235,231
KW Nuclear Components Co., Ltd.		7,133	15	—	(208)	1,302	—	(15)	8,227
Busan Shinho Solar Power Co., Ltd.		3,814	—	—	(63)	382	—	—	4,133
GS Donghae Electric Power Co., Ltd.		205,948	—	—	—	6,473	—	10	212,431
Global Trade Of Power System Co., Ltd.		477	—	—	—	47	—	—	524
Expressway Solar-light Power Generation Co., Ltd.		2,343	—	—	—	(29)	—	—	2,314
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,015	200	—	—	(114)	—	—	3,101
Amman Asia Electric Power Company		153,857	—	—	—	10,430	(10,665)	—	153,622
KAPES, Inc.		4,758	—	—	—	1,778	—	—	6,536
Dangjin Eco Power Co., Ltd.		53,253	—	—	—	(407)	—	—	52,846
Honam Wind Power Co., Ltd.		4,451	—	—	(487)	179	—	—	4,143
Chun-cheon Energy Co., Ltd.		50,592	—	—	—	21	—	—	50,613

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
June 30, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Yeonggwangbaeksu Wind Power Co., Ltd.	~~W~~	2,689	—	—	—	29	—	—	2,718
Nghi Son 2 Power Ltd.		229	618	—	—	(486)	(3)	—	358
Kelar S.A		—	73,880	—	—	(6,169)	(412)	(1,641)	65,658
PT. Tanjung Power Indonesia		1,946	—	—	—	413	—	(2,359)	—
Incheon New Power Co., Ltd.		563	—	—	—	9	—	—	572
Seokmun Energy Co., Ltd.		391	14,790	—	—	(285)	(176)	—	14,720
Daehan Wind Power PSC		16	—	—	—	(17)	1	—	—
Barakah One Company		116	—	—	—	—	—	(4)	112
Nawah Energy Company		290	—	—	—	—	—	(11)	279
MOMENTUM		67	—	—	—	68	7	—	142
Daegu Green Power Co., Ltd.		47,528	—	—	—	(1,940)	—	—	45,588
Yeonggwang Wind Power Co., Ltd		—	15,375	—	—	(126)	—	—	15,249
Chester Solar IV SpA		—	1,675	—	—	—	—	39	1,714
Chester Solar V SpA		—	526	—	—	—	—	6	532
Diego de Almagro Solar SpA		—	1,987	—	—	—	—	35	2,022

		1,418,196	109,066	(447)	(25,541)	54,111	(44,729)	(3,179)	1,507,477

	~~W~~	5,510,448	149,934	(1,060)	(43,690)	105,460	(70,508)	(5,970)	5,644,614

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	80,267	3,347	(34,422)	—	(1,814)	148	(47,526)	—
Korea Gas Corporation		2,102,813	—	—	(3,213)	(146,308)	(14,551)	(4,864)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		18,994	—	—	(1,598)	4,491	—	(1,412)	20,475
YTN Co., Ltd.		38,365	—	—	—	(227)	32	(14)	38,156
Cheongna Energy Co., Ltd.		19,490	—	—	—	(7,117)	—	—	12,373
Gangwon Wind Power Co., Ltd.		12,890	—	—	(1,136)	1,270	45	—	13,069
Hyundai Green Power Co., Ltd.		113,664	—	—	(8,888)	11,222	—	—	115,998
Korea Power Exchange		208,735	—	—	—	15,847	—	(1,344)	223,238
AMEC Partners Korea Ltd.		230	—	—	—	(5)	—	—	225
Hyundai Energy Co., Ltd.		6,990	—	—	—	(21,163)	—	15,204	1,031
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,956	—	—	—	(206)	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd.		2,587	570	—	—	(26)	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		3,402	—	—	—	(19)	—	—	3,383
Daeryun Power Co., Ltd.		36,156	—	—	—	(6,282)	(1)	—	29,873
JinanJangsu Wind Power Co., Ltd.		77	—	(64)	—	(13)	—	—	—
Changjuk Wind Power Co., Ltd.		6,143	—	—	(190)	977	—	—	6,930
KNH Solar Co., Ltd.		1,924	—	—	—	144	5	—	2,073
SPC Power Corporation		58,033	—	—	(7,151)	6,416	(477)	(3)	56,818
Gemeng International Energy Co., Ltd.		728,396	—	—	(16,476)	26,714	(58,493)	(76)	680,065
PT. Cirebon Electric Power		60,574	—	—	(1,242)	31,511	2,568	3,247	96,658
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,346)	(398)	1,744	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(973)	(356)	1,329	—
Dolphin Property Limited		61	—	—	(35)	—	(69)	43	—
PT Wampu Electric Power		18,963	—	—	—	3,493	(3)	735	23,188
PT. Bayan Resources TBK (*2)		525,066	—	—	—	(23,257)	208	(99,350)	402,667
S-Power Co., Ltd.		130,908	—	—	—	(7,006)	—	10	123,912
Pioneer Gas Power Limited		51,187	—	—	—	(698)	251	—	50,740
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		31,863	16,402	—	—	1,576	1,703	—	51,544
Busan Solar Co., Ltd.		925	—	(887)	—	(38)	—	—	—
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	(138)	—	185	47
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		295	1,340	—	—	(418)	—	—	1,217
Naepo Green Energy Co., Ltd.		26,746	—	—	—	(1,308)	—	—	25,438
Goseong Green Energy Co., Ltd.		2,670	—	—	—	71	—	(78)	2,663
Gangneung Eco Power Co., Ltd.		2,688	—	—	—	56	—	(98)	2,646
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		189	—	—	—	(10)	—	2	181
DS POWER Co., Ltd.		10,960	—	—	—	(3,738)	—	(32)	7,190
Dongducheon Dream Power Co., Ltd.		55,667	—	—	—	(8,757)	—	(34)	46,876
KS Solar Co., Ltd.		618	—	—	—	(14)	—	—	604
Yeongwol Energy Station Co., Ltd. (*1)		1,290	—	—	—	85	25	(1,400)	—
Jinbhuvish Power Generation Pvt. Ltd. (*3)		8,350	—	—	—	(49)	(198)	(8,103)	—
SE Green Energy Co., Ltd.		3,575	—	—	—	(50)	—	—	3,525
Daegu Photovoltaic Co., Ltd.		1,886	—	—	(411)	225	—	—	1,700
Jeongam Wind Power Co., Ltd.		702	3,900	—	—	(602)	—	—	4,000
Korea Power Engineering Service Co., Ltd.		1,805	—	—	—	1,005	—	—	2,810
Busan Green Energy Co., Ltd.		14,512	—	—	—	(709)	—	—	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		904	—	—	—	(904)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Korea Electric Vehicle Charging Service	~~W~~	1,446	—	—	—	(343)	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		7,417	—	—	—	(516)	—	(7)	6,894
Korea Nuclear Partners Co., Ltd.		289	—	—	—	(41)	—	—	248
Tamra Offshore Wind Power Co., Ltd.		—	8,910	—	—	(1,895)	—	—	7,015
Korea Electric Power Corporation Fund		—	51,500	—	—	(644)	—	—	50,856
Energy Infra Asset Management Co., Ltd.		—	297	—	—	(38)	—	—	259
Daegu clean Energy Co., Ltd.		—	140	—	—	—	—	—	140
YaksuESS Co.,Ltd		—	210	—	—	(14)	—	—	196
Nepal Water & Energy Development Company Private Limited		—	—	—	—	—	—	18,667	18,667

		4,405,668	86,616	(35,373)	(40,340)	(131,583)	(69,561)	(123,175)	4,092,252

<Joint ventures>
KEPCO-Uhde Inc. (*4)		8,549	—	— —	—	(159)	—	(8,089)	301
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,640	—	—	—	1,417	(818)	—	28,239
Shuweihat Asia Power Investment B.V.		20,474	—	(14,154)	(2,957)	6,131	(9,494)	—	—
Shuweihat Asia Operation & Maintenance Company		486	—	—	(931)	941	(46)	—	450
Waterbury Lake Uranium L.P.		20,299	—	—	—	—	1,138	(123)	21,314
ASM-BG Investicii AD		20,203	—	—	—	1,508	(223)	—	21,488
RES Technology AD		13,789	—	—	—	(68)	(139)	—	13,582
KV Holdings, Inc.		2,010	—	—	(302)	429	(39)	—	2,098
KEPCO SPC Power Corporation		208,524	—	—	(5,955)	48,132	(5,308)	(26)	245,367
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		16,107	—	—	—	(2,836)	(450)	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		171,224	—	—	(7,384)	7,455	(4,760)	—	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,580	—	—	(440)	1,002	(299)	—	10,843
Rabigh Electricity Company		59,368	—	—	—	18,961	19,473	—	97,802
Rabigh Operation & Maintenance Company Limited		3,586	—	—	(1,934)	2,253	229	293	4,427
Jamaica Public Service Company Limited		241,918	—	—	—	—	7,535	—	249,453
KW Nuclear Components Co., Ltd.		4,985	—	—	(2,191)	4,344	—	(5)	7,133
Busan Shinho Solar Power Co., Ltd.		3,678	—	—	(185)	321	—	—	3,814
GS Donghae Electric Power Co., Ltd.		200,379	—	—	—	5,575	—	(6)	205,948
Global Trade Of Power System Co., Ltd.		426	—	—	—	51	—	—	477
Expressway Solar-light Power Generation Co., Ltd.		2,100	—	—	—	243	—	—	2,343
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	258	—	—	(260)	—	2	—
Daejung Offshore Wind Power Co., Ltd.		3,352	—	—	—	(337)	—	—	3,015
Amman Asia Electric Power Company		137,668	—	—	(12,684)	17,811	11,062	—	153,857
KAPES, Inc.		4,501	—	—	—	311	—	(54)	4,758
Dangjin Eco Power Co., Ltd.		48,281	5,100	—	—	(696)	(26)	594	53,253
Honam Wind Power Co., Ltd.		3,926	—	—	(104)	629	—	—	4,451
Nepal Water & Energy Development Company Private Limited		17,765	—	—	—	359	543	(18,667)	—
Chun-cheon Energy Co., Ltd.		31,976	19,832	—	—	(1,121)	(95)	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		2,668	—	—	—	16	—	5	2,689
Nghi Son 2 Power Ltd.		269	716	—	—	(740)	(16)	—	229

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Kelar S.A	~~W~~	—	—	—	—	—	—	—	—
PT. Tanjung Power Indonesia		617	—	—	—	1,337	—	(8)	1,946
Incheon New Power Co., Ltd.		514	—	—	—	41	8	—	563
Seokmun Energy Co., Ltd.		—	—	—	—	(197)	793	(205)	391
Daehan Wind Power PSC		—	285	—	—	(261)	(8)	—	16
Barakah One Company		—	118	—	—	—	—	(2)	116
Nawah Energy Company		—	296	—	—	—	—	(6)	290
MOMENTUM		—	1	—	—	65	—	1	67
Daegu Green Power Co., Ltd.		—	—	—	—	—	—	47,528	47,528

		1,287,862	26,606	(14,154)	(35,067)	112,657	19,060	21,232	1,418,196

	~~W~~	5,693,530	113,222	(49,527)	(75,407)	(18,926)	(50,501)	(101,943)	5,510,448

(*1)	‘Others’ include ~~W~~1,400 million of assets held-for-sale (note 41).
(*2)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~99,338 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.
(*3)	Due to discontinuation of operations during the year ended December 31, 2016, the Company recognized an impairment loss of ~~W~~8,103 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.
(*4)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~8,099 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won
June 30, 2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	38,822,325	29,279,338	11,743,996	238,454
Korea Electric Power Industrial Development Co., Ltd.		164,474	92,634	158,550	13,465
YTN Co., Ltd.		310,229	129,965	57,870	(3,039)
Cheongna Energy Co., Ltd.		463,231	442,479	32,573	(1,874)
Gangwon Wind Power Co., Ltd.		88,492	1,526	12,940	6,050
Hyundai Green Power Co., Ltd.		1,137,850	730,253	236,292	38,257
Korea Power Exchange		265,671	34,356	51,198	8,400
AMEC Partners Korea Ltd.		1,170	2	21	(16)
Hyundai Energy Co., Ltd.		497,784	499,940	45,248	(8,929)
Ecollite Co., Ltd.		2,104	327	—	(44)
Taebaek Wind Power Co., Ltd.		43,621	23,393	3,937	1,265
Taeback Guinemi Wind Power Co., Ltd.		12,445	—	—	(52)
Pyeongchang Wind Power Co., Ltd.		76,429	61,878	4,847	1,044
Daeryun Power Co., Ltd.		788,651	652,961	82,148	(12,158)
Changjuk Wind Power Co., Ltd.		37,922	13,722	3,895	1,468
KNH Solar Co., Ltd.		24,906	17,185	1,748	132
SPC Power Corporation		174,648	36,430	26,379	20,840
Gemeng International Energy Co., Ltd.		5,497,562	3,507,490	588,790	6,637
PT. Cirebon Electric Power		985,781	639,782	123,994	12,036
KNOC Nigerian East Oil Co., Ltd.		257,095	344,977	—	(5,310)
KNOC Nigerian West Oil Co., Ltd.		155,927	236,459	—	(4,865)
PT Wampu Electric Power		208,579	159,375	10,140	4,006
PT. Bayan Resources TBK		886,174	690,379	233,784	71,895
S-Power Co., Ltd.		844,363	591,575	262,945	(4,060)
Pioneer Gas Power Limited		361,880	294,244	22,651	(512)
Eurasia Energy Holdings		583	1,040	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		837,819	588,818	—	(11,216)
Hadong Mineral Fiber Co., Ltd.		520	378	—	(90)
Green Biomass Co., Ltd.		9,099	6,289	1,335	(507)
PT. Mutiara Jawa		27,020	33,140	5,941	161
Samcheok Eco Materials Co., Ltd.		23,718	176	—	(348)
Noeul Green Energy Co., Ltd.		125,425	120,524	19,424	706
Naepo Green Energy Co., Ltd.		117,162	18,179	3,256	(2,769)
Goseong Green Energy Co., Ltd.		858,753	616,154	—	(3,140)
Gangneung Eco Power Co., Ltd.		180,459	12,080	—	(1,449)
Shin Pyeongtaek Power Co., Ltd.		95,227	43,926	—	(2,298)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,836	2,211	197	(16)
DS POWER Co., Ltd.		702,132	606,030	164,735	(12,349)
Dongducheon Dream Power Co., Ltd.		1,613,270	1,392,079	438,454	(21,980)
Jinbhuvish Power Generation Pvt. Ltd.		69,602	14,374	—	—
SE Green Energy Co., Ltd.		7,333	—	—	(47)
Daegu Photovoltaic Co., Ltd.		17,781	12,235	2,056	885
Jeongam Wind Power Co., Ltd.		49,765	40,153	—	(376)
Korea Power Engineering Service Co., Ltd.		13,944	2,598	10,222	2,493
Busan Green Energy Co., Ltd.		179,395	132,471	989	(672)
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		10,489	12,058	—	(863)
Korea Electric Vehicle Charging Service		8,473	5,470	1,611	(938)
Ulleungdo Natural Energy Co., Ltd.		24,184	1,984	—	(899)
Korea Nuclear Partners Co., Ltd.		1,334	446	394	31
Tamra Offshore Wind Power Co., Ltd.		138,184	106,558	—	(269)
Korea Electric Power Corporation Fund		49,944	130	186	(2,029)
Energy Infra Asset Management Co., Ltd.		4,027	178	2,877	1,243
Daegu clean Energy Co., Ltd.		380	16	—	(136)
YaksuESS Co., Ltd		7,425	6,716	152	36
Nepal Water & Energy Development Company Private Limited		43,531	8,900	—	(470)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
June 30, 2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Gwangyang Green Energy Co., Ltd.		10,837	1,096	—	(170)
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	543	3	—	(51)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		141,916	69,674	9,766	2,236
Shuweihat Asia Power Investment B.V.		46,741	—	—	3,181
Shuweihat Asia Operation & Maintenance Company		1,784	—	1,161	840
Waterbury Lake Uranium L.P.		56,075	97	—	—
ASM-BG Investicii AD		81,869	35,514	6,540	2,072
RES Technology AD		70,239	41,862	4,250	467
KV Holdings, Inc.		5,040	—	684	684
KEPCO SPC Power Corporation		347,600	46,230	93,085	32,242
Canada Korea Uranium Limited Partnership		129	54	—	(62)
Gansu Datang Yumen Wind Power Co., Ltd.		84,589	54,939	3,493	(1,384)
Datang Chifeng Renewable Power Co., Ltd.		786,551	367,420	54,726	15,782
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		60,816	33,096	4,450	1,457
Rabigh Electricity Company		2,524,683	2,120,214	144,018	29,820
Rabigh Operation & Maintenance Company Limited		21,477	7,894	12,586	3,230
Jamaica Public Service Company Limited		1,245,647	699,958	378,721	11,143
KW Nuclear Components Co., Ltd.		27,146	10,288	6,486	2,894
Busan Shinho Solar Power Co., Ltd.		47,332	30,801	4,357	1,528
GS Donghae Electric Power Co., Ltd.		2,034,282	1,409,485	108,219	18,943
Global Trade Of Power System Co., Ltd.		2,613	807	1,010	182
Expressway Solar-light Power Generation Co., Ltd.		19,406	11,428	1,447	129
KODE NOVUS I LLC		4,176	112,570	—	(2,351)
KODE NOVUS II LLC		2,599	48,865	—	(1,919)
Daejung Offshore Wind Power Co., Ltd.		6,247	34	—	(229)
Amman Asia Electric Power Company		825,651	569,467	8,963	17,636
KAPES, Inc.		104,145	91,330	69,985	3,485
Dangjin Eco Power Co., Ltd.		148,386	657	—	(1,169)
Honam Wind Power Co., Ltd.		39,235	25,060	3,016	617
Chun-cheon Energy Co., Ltd.		631,388	462,126	19,596	198
Yeonggwangbaeksu Wind Power Co., Ltd.		97,577	79,495	5,603	190
Nghi Son 2 Power Ltd.		966	251	—	(961)
Kelar S.A		654,461	556,654	45,780	8,983
PT. Tanjung Power Indonesia		294,442	297,987	106,932	1,179
Incheon New Power Co., Ltd.		7,488	5,517	1,410	30
Seokmun Energy Co., Ltd.		253,744	202,984	16,772	(716)
Daehan Wind Power PSC		997	1,293	—	(331)
Barakah One Company		16,141,430	16,140,809	—	—
Nawah Energy Company		—	—	—	—
MOMENTUM		6,765	6,340	4,588	180
Daegu Green Power Co., Ltd.		611,221	528,491	136,047	(6,692)
Yeonggwang Wind Power Co., Ltd.		110,771	74,141	—	(308)
Chester Solar IV SpA		2,096	88	—	—
Chester Solar V SpA		661	36	—	—
Diego de Almagro Solar SpA		2,472	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	39,927,836	30,541,350	21,108,116	(673,558)
Korea Electric Power Industrial Development Co., Ltd.		144,346	73,742	304,067	17,187
YTN Co., Ltd.		304,536	126,324	130,690	2,051
Cheongna Energy Co., Ltd.		469,843	447,216	46,484	(16,127)
Gangwon Wind Power Co., Ltd.		102,550	15,753	22,774	8,133
Hyundai Green Power Co., Ltd.		1,151,975	751,981	469,547	38,743
Korea Power Exchange		255,533	32,295	101,222	15,087
AMEC Partners Korea Ltd.		1,216	32	103	(25)
Hyundai Energy Co., Ltd.		505,979	499,205	61,813	(45,800)
Ecollite Co., Ltd.		2,157	336	—	(105)
Taebaek Wind Power Co., Ltd.		43,162	24,162	5,741	(2,796)
Taeback Guinemi Wind Power Co., Ltd.		12,523	1	—	(106)
Pyeongchang Wind Power Co., Ltd.		75,440	61,909	3,997	(45)
Daeryun Power Co., Ltd.		793,283	644,930	249,558	(32,291)
Changjuk Wind Power Co., Ltd.		37,878	15,162	5,782	1,739
KNH Solar Co., Ltd.		25,878	18,199	4,006	638
SPC Power Corporation		191,562	42,042	73,674	42,617
Gemeng International Energy Co., Ltd.		5,822,879	3,821,905	1,233,972	66,370
PT. Cirebon Electric Power		988,975	637,491	265,813	114,653
KNOC Nigerian East Oil Co., Ltd.		272,964	358,211	—	(7,051)
KNOC Nigerian West Oil Co., Ltd.		165,396	243,713	—	(6,562)
PT Wampu Electric Power		222,004	171,595	19,260	7,550
PT. Bayan Resources TBK		945,436	845,963	593,441	402
S-Power Co., Ltd.		886,841	629,992	453,606	(14,885)
Pioneer Gas Power Limited		345,791	276,978	14,353	396
Eurasia Energy Holdings		618	1,103	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		772,699	543,472	—	6,458
Hadong Mineral Fiber Co., Ltd.		—	20	—	—
Green Biomass Co., Ltd.		9,336	9,001	2,892	(972)
PT. Mutiara Jawa		28,104	34,671	7,175	(1,361)
Samcheok Eco Materials Co., Ltd.		24,143	254	—	(1,945)
Noeul Green Energy Co., Ltd.		115,062	110,866	203	(1,155)
Naepo Green Energy Co., Ltd.		104,029	2,276	4,912	(5,230)
Goseong Green Energy Co., Ltd.		356,546	110,753	—	(5,489)
Gangneung Eco Power Co., Ltd.		176,805	6,503	—	(3,494)
Shin Pyeongtaek Power Co., Ltd.		54,174	60,518	—	(3,291)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,937	2,297	427	(47)
DS POWER Co., Ltd.		726,699	618,793	276,324	(10,031)
Dongducheon Dream Power Co., Ltd.		1,670,945	1,427,773	946,379	(27,936)
KS Solar Co., Ltd.		27,213	24,035	4,152	(79)
Jinbhuvish Power Generation Pvt. Ltd.		70,273	14,513	—	(950)
SE Green Energy Co., Ltd.		7,381	—	—	(103)
Daegu Photovoltaic Co., Ltd.		18,909	13,047	3,317	739
Jeongam Wind Power Co., Ltd.		13,199	3,199	—	(1,496)
Korea Power Engineering Service Co., Ltd.		13,401	3,713	27,394	3,463
Busan Green Energy Co., Ltd.		147,843	100,247	—	(2,444)
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		11,340	12,037	—	(5,489)
Korea Electric Vehicle Charging Service		10,545	6,604	5,177	(1,225)
Ulleungdo Natural Energy Co., Ltd.		24,836	1,738	—	(1,730)
Korea Nuclear Partners Co., Ltd.		1,363	507	372	(140)
Tamra Offshore Wind Power Co., Ltd.		127,880	101,900	983	(6,307)
Korea Electric Power Corporation Fund		51,970	128	3	(647)
Energy Infra Asset Management Co., Ltd.		2,779	160	32	(381)
Daegu clean Energy Co., Ltd.		500	—	—	—
YaksuESS Co., Ltd		6,474	5,801	—	(48)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Nepal Water & Energy Development Company Private Limited		43,788	10,477	—	(703)
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	624	33	—	(16,855)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		142,684	72,086	18,628	3,462
Shuweihat Asia Power Investment B.V.		282	4	—	12,380
Shuweihat Asia Operation & Maintenance Company		1,016	13	2,388	1,723
Waterbury Lake Uranium L.P.		56,181	47	—	—
ASM-BG Investicii AD		79,898	36,921	12,604	3,105
RES Technology AD		68,553	41,389	7,798	(139)
KV Holdings, Inc.		5,245	1	—	1,072
KEPCO SPC Power Corporation		448,069	121,783	165,046	63,689
Canada Korea Uranium Limited Partnership		285	144	—	(59)
Gansu Datang Yumen Wind Power Co., Ltd.		89,517	57,464	4,263	(6,815)
Datang Chifeng Renewable Power Co., Ltd.		813,804	397,344	99,795	19,042
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		62,600	35,493	8,742	2,505
Rabigh Electricity Company		2,691,654	2,258,772	278,431	37,791
Rabigh Operation & Maintenance Company Limited		25,032	13,965	25,607	4,870
Jamaica Public Service Company Limited		1,291,008	659,296	827,298	25,324
KW Nuclear Components Co., Ltd.		26,417	11,990	26,481	9,452
Busan Shinho Solar Power Co., Ltd.		47,789	32,533	6,770	1,247
GS Donghae Electric Power Co., Ltd.		1,952,297	1,346,568	19,851	16,396
Global Trade Of Power System Co., Ltd.		1,661	18	2,667	205
Expressway Solar-light Power Generation Co., Ltd.		20,790	12,710	3,395	960
KODE NOVUS I LLC		14,286	104,252	2,362	(50,151)
KODE NOVUS II LLC		3,236	50,267	810	(22,582)
Daejung Offshore Wind Power Co., Ltd.		6,076	34	—	(675)
Amman Asia Electric Power Company		881,164	624,590	13,631	29,684
KAPES, Inc.		145,576	136,247	31,852	456
Dangjin Eco Power Co., Ltd.		149,926	1,001	—	(2,023)
Honam Wind Power Co., Ltd.		41,614	26,375	6,776	2,171
Chun-cheon Energy Co., Ltd.		548,306	379,113	—	(3,684)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,773	81,881	11,208	(26)
Nghi Son 2 Power Ltd.		757	302	—	(1,481)
Kelar S.A		617,803	712,124	—	(4,109)
PT. Tanjung Power Indonesia		203,051	197,491	122,583	3,821
Incheon New Power Co., Ltd.		7,902	5,961	2,985	168
Seokmun Energy Co., Ltd.		235,905	234,556	—	(543)
Daehan Wind Power PSC		750	714	—	(523)
Barakah One Company		17,117,338	17,116,680	—	—
Nawah Energy Company		1,645	—	—	—
MOMENTUM		2,749	2,547	2,886	194
Daegu Green Power Co., Ltd.		636,438	547,017	265,621	(3,981)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won
June 30, 2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,542,987	21.57%	2,058,422	—	—	(90,370)	1,968,052
Korea Electric Power Industrial Development Co., Ltd.		71,840	29.00%	20,834	—	—	—	20,834
YTN Co., Ltd.		180,264	21.43%	38,631	—	(24)	—	38,607
Cheongna Energy Co., Ltd.		20,752	43.90%	9,110	2,584	(142)	—	11,552
Gangwon Wind Power Co., Ltd.		86,966	15.00%	13,045	—	—	49	13,094
Hyundai Green Power Co., Ltd.		407,597	29.00%	118,203	—	—	—	118,203
Korea Power Exchange		231,315	100.00%	231,315	—	—	3,123	234,438
AMEC Partners Korea Ltd.		1,168	19.00%	222	—	—	—	222
Hyundai Energy Co., Ltd.		(2,156)	46.30%	(998)	—	(1,058)	2,056	—
Ecollite Co., Ltd.		1,777	36.10%	641	—	—	(641)	—
Taebaek Wind Power Co., Ltd.		20,228	25.00%	5,057	—	(451)	—	4,606
Taeback Guinemi Wind Power Co., Ltd.		12,445	25.00%	3,111	—	—	—	3,111
Pyeongchang Wind Power Co., Ltd.		14,551	25.00%	3,637	—	(358)	—	3,279
Daeryun Power Co., Ltd.		135,690	19.45%	26,392	1,014	—	4	27,410
Changjuk Wind Power Co., Ltd.		24,200	30.00%	7,260	—	(529)	—	6,731
KNH Solar Co., Ltd.		7,721	27.00%	2,085	—	(338)	—	1,747
SPC Power Corporation		138,218	38.00%	52,523	—	—	—	52,523
Gemeng International Energy Co., Ltd.		1,990,072	34.00%	676,624	—	—	—	676,624
PT. Cirebon Electric Power		345,999	27.50%	95,150	—	—	—	95,150
KNOC Nigerian East Oil Co., Ltd.		(87,882)	14.63%	(12,857)	—	—	12,857	—
KNOC Nigerian West Oil Co., Ltd.		(80,532)	14.63%	(11,782)	—	—	11,782	—
PT Wampu Electric Power		49,204	46.00%	22,634	—	—	—	22,634
PT. Bayan Resources TBK		195,795	20.00%	39,159	482,109	—	(118,601)	402,667
S-Power Co., Ltd.		252,788	49.00%	123,866	—	(1,889)	—	121,977
Pioneer Gas Power Limited		67,636	40.00%	27,054	23,147	—	69	50,270
Eurasia Energy Holdings		(457)	40.00%	(183)	—	—	183	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		249,001	25.00%	62,250	(1,129)	(742)	(289)	60,090
Hadong Mineral Fiber Co., Ltd.		142	8.33%	12	—	—	—	12
Green Biomass Co., Ltd.		2,810	14.00%	393	—	—	—	393
PT. Mutiara Jawa		(6,120)	29.00%	(1,775)	70	—	1,705	—
Samcheok Eco Materials Co., Ltd.		23,542	2.35%	553	—	—	(553)	—
Noeul Green Energy Co., Ltd.		4,901	29.00%	1,421	—	—	—	1,421
Naepo Green Energy Co., Ltd.		98,983	25.00%	24,746	—	—	—	24,746
Goseong Green Energy Co., Ltd.		242,599	1.12%	2,706	—	(79)	—	2,627
Gangneung Eco Power Co., Ltd.		168,379	1.61%	2,713	—	(98)	—	2,615
Shin Pyeongtaek Power Co., Ltd.		51,301	40.00%	20,520	(10)	(5,775)	—	14,735
Heang Bok Do Si Photovoltaic Power Co., Ltd.		625	28.00%	175	—	—	2	177
DS POWER Co., Ltd.		96,102	14.44%	13,877	—	(7,177)	(813)	5,887
Dongducheon Dream Power Co., Ltd.		221,191	33.61%	74,342	—	(4,768)	(29,906)	39,668
Jinbhuvish Power Generation Pvt. Ltd.		55,228	5.16%	2,850	—	—	(2,850)	—
SE Green Energy Co., Ltd.		7,333	47.76%	3,502	—	—	—	3,502
Daegu Photovoltaic Co., Ltd.		5,546	29.00%	1,608	—	—	—	1,608
Jeongam Wind Power Co., Ltd.		9,612	40.00%	3,845	—	—	—	3,845
Korea Power Engineering Service Co., Ltd.		11,346	29.00%	3,290	—	—	—	3,290
Busan Green Energy Co., Ltd.		46,924	29.00%	13,608	—	—	—	13,608
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(1,569)	18.87%	(296)	—	—	296	—
Korea Electric Vehicle Charging Service		3,003	28.00%	841	—	—	—	841
Ulleungdo Natural Energy Co., Ltd.		22,200	29.85%	6,627	—	—	(1)	6,626
Korea Nuclear Partners Co., Ltd.		888	29.00%	257	—	—	—	257
Tamra Offshore Wind Power Co., Ltd.		31,626	27.00%	8,539	—	—	—	8,539
Korea Electric Power Corporation Fund		49,814	98.09%	48,863	—	—	3	48,866
Energy Infra Asset Management Co., Ltd.		3,849	9.90%	381	—	—	—	381
Daegu clean Energy Co., Ltd.		364	28.00%	102	—	—	—	102.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
June 30, 2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
YaksuESS Co., Ltd	~~W~~	709	29.00%	206	—	—	1	207
Nepal Water & Energy Development Company Private Limited		34,631	47.69%	16,516	971	—	(90)	17,397
Gwangyang Green Energy Co., Ltd.		9,741	20.00%	1,948	—	—	18	1,966
<Joint ventures>
KEPCO-Uhde Inc.		540	50.85%	275	—	—	—	275
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		72,242	40.00%	28,897	—	—	—	28,897
Shuweihat Asia Power Investment B.V.		46,741	49.00%	22,903	—	—	—	22,903
Shuweihat Asia Operation & Maintenance Company		1,784	55.00%	981	—	—	(1)	980
Waterbury Lake Uranium L.P.		55,978	36.36%	20,354	—	—	—	20,354
ASM-BG Investicii AD		46,355	50.00%	23,178	—	—	(1)	23,177
RES Technology AD		28,377	50.00%	14,188	—	—	—	14,188
KV Holdings, Inc.		5,040	40.00%	2,016	—	—	—	2,016
KEPCO SPC Power Corporation		301,370	75.20%	226,630	—	—	—	226,630
Canada Korea Uranium Limited Partnership		75	12.50%	9	—	—	(9)	—
Gansu Datang Yumen Wind Power Co., Ltd.		29,650	40.00%	11,860	—	—	—	11,860
Datang Chifeng Renewable Power Co., Ltd.		419,131	40.00%	167,652	—	—	(49)	167,603
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,720	40.00%	11,088	—	—	—	11,088
Rabigh Electricity Company		404,469	40.00%	161,788	—	(73,144)	44	88,688
Rabigh Operation & Maintenance Company Limited		13,583	40.00%	5,433	—	—	—	5,433
Jamaica Public Service Company Limited		545,689	40.00%	218,276	(80,161)	—	97,116	235,231
KW Nuclear Components Co., Ltd.		16,858	45.00%	7,586	90	—	551	8,227
Busan Shinho Solar Power Co., Ltd.		16,531	25.00%	4,133	—	—	—	4,133
GS Donghae Electric Power Co., Ltd.		624,797	34.00%	212,431	—	—	—	212,431
Global Trade Of Power System Co., Ltd.		1,806	29.00%	524	—	—	—	524
Expressway Solar-light Power Generation Co., Ltd.		7,978	29.00%	2,314	—	—	—	2,314
KODE NOVUS I LLC		(108,394)	50.00%	(54,197)	4,732	—	49,465	—
KODE NOVUS II LLC		(46,266)	50.00%	(23,133)	—	—	23,133	—
Daejung Offshore Wind Power Co., Ltd.		6,213	49.90%	3,101	—	—	—	3,101
Amman Asia Electric Power Company		256,184	60.00%	153,710	—	—	(88)	153,622
KAPES, Inc.		12,815	51.00%	6,536	—	—	—	6,536
Dangjin Eco Power Co., Ltd.		147,729	34.00%	50,228	2,618	—	—	52,846
Honam Wind Power Co., Ltd.		14,175	29.00%	4,111	32	—	—	4,143
Chun-cheon Energy Co., Ltd.		169,262	29.90%	50,609	4	—	—	50,613
Yeonggwangbaeksu Wind Power Co., Ltd.		18,082	15.00%	2,712	6	—	—	2,718
Nghi Son 2 Power Ltd.		715	50.00%	358	—	—	—	358
Kelar S.A		97,807	65.00%	63,575	—	—	2,083	65,658
PT. Tanjung Power Indonesia		(3,545)	35.00%	(1,241)	—	—	1,241	—
Incheon New Power Co., Ltd.		1,971	29.00%	572	—	—	—	572
Seokmun Energy Co., Ltd.		50,760	29.00%	14,720	—	—	—	14,720
Daehan Wind Power PSC		(296)	50.00%	(148)	—	—	148	—
Barakah One Company		621	18.00%	112	—	—	—	112
Nawah Energy Company		—	18.00%	—	—	—	279	279
MOMENTUM		425	33.33%	142	—	—	—	142
Daegu Green Power Co., Ltd.		82,730	29.00%	23,992	84	—	21,512	45,588
Yeonggwang Wind Power Co., Ltd.		36,630	41.00%	15,018	231	—	—	15,249
Chester Solar IV SpA		2,008	81.82%	1,643	—	—	71	1,714
Chester Solar V SpA		625	81.82%	511	—	—	21	532
Diego de Almagro Solar SpA		2,472	81.82%	2,022	—	—	—	2,022

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,386,486	21.57%	2,024,665	—	—	(90,788)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		70,604	29.00%	20,475	—	—	—	20,475
YTN Co., Ltd.		178,212	21.43%	38,191	—	(30)	(5)	38,156
Cheongna Energy Co., Ltd.		22,627	43.90%	9,933	2,584	(144)	—	12,373
Gangwon Wind Power Co., Ltd.		86,797	15.00%	13,020	—	—	49	13,069
Hyundai Green Power Co., Ltd.		399,994	29.00%	115,998	—	—	—	115,998
Korea Power Exchange		223,238	100.00%	223,238	—	—	—	223,238
AMEC Partners Korea Ltd.		1,184	19.00%	225	—	—	—	225
Hyundai Energy Co., Ltd.		6,774	46.30%	3,136	—	(1,079)	(1,026)	1,031
Ecollite Co., Ltd.		1,821	36.10%	657	—	—	(657)	—
Taebaek Wind Power Co., Ltd.		19,000	25.00%	4,750	—	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd.		12,522	25.00%	3,131	—	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		13,531	25.00%	3,383	—	—	—	3,383
Daeryun Power Co., Ltd.		148,353	19.45%	28,855	1,014	—	4	29,873
Changjuk Wind Power Co., Ltd.		22,716	30.00%	6,815	—	—	115	6,930
KNH Solar Co., Ltd.		7,679	27.00%	2,073	—	—	—	2,073
SPC Power Corporation		149,520	38.00%	56,818	—	—	—	56,818
Gemeng International Energy Co., Ltd.		2,000,974	34.00%	680,331	—	—	(266)	680,065
PT. Cirebon Electric Power		351,484	27.50%	96,658	—	—	—	96,658
KNOC Nigerian East Oil Co., Ltd.		(85,247)	14.63%	(12,472)	—	—	12,472	—
KNOC Nigerian West Oil Co., Ltd.		(78,317)	14.63%	(11,458)	—	—	11,458	—
PT Wampu Electric Power		50,409	46.00%	23,188	—	—	—	23,188
PT. Bayan Resources TBK		99,473	20.00%	19,895	482,109	—	(99,337)	402,667
S-Power Co., Ltd.		256,849	49.00%	125,856	—	(1,944)	—	123,912
Pioneer Gas Power Limited		68,813	40.00%	27,525	23,147	—	68	50,740
Eurasia Energy Holdings		(485)	40.00%	(194)	—	—	194	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		229,227	25.00%	57,307	(4,802)	(672)	(289)	51,544
Hadong Mineral Fiber Co., Ltd.		(20)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		335	14.00%	47	—	—	—	47
PT. Mutiara Jawa		(6,567)	29.00%	(1,904)	70	—	1,834	—
Samcheok Eco Materials Co., Ltd.		23,889	2.35%	561	—	—	(561)	—
Noeul Green Energy Co., Ltd.		4,196	29.00%	1,217	—	—	—	1,217
Naepo Green Energy Co., Ltd.		101,753	25.00%	25,438	—	—	—	25,438
Goseong Green Energy Co., Ltd.		245,793	1.12%	2,742	—	(79)	—	2,663
Gangneung Eco Power Co., Ltd.		170,302	1.61%	2,744	—	(98)	—	2,646
Shin Pyeongtaek Power Co., Ltd.		(6,344)	40.00%	(2,538)	—	(3,380)	5,918	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		640	28.00%	179	—	—	2	181
DS POWER Co., Ltd.		107,906	14.44%	15,582	—	(7,302)	(1,090)	7,190
Dongducheon Dream Power Co., Ltd.		243,172	33.61%	81,730	—	(4,768)	(30,086)	46,876
KS Solar Co., Ltd.		3,178	19.00%	604	—	—	—	604
Jinbhuvish Power Generation Pvt. Ltd.		55,760	5.16%	2,877	—	—	(2,877)	—
SE Green Energy Co., Ltd.		7,381	47.76%	3,525	—	—	—	3,525
Daegu Photovoltaic Co., Ltd.		5,862	29.00%	1,700	—	—	—	1,700
Jeongam Wind Power Co., Ltd.		10,000	40.00%	4,000	—	—	—	4,000
Korea Power Engineering Service Co., Ltd.		9,688	29.00%	2,810	—	—	—	2,810
Busan Green Energy Co., Ltd.		47,596	29.00%	13,803	—	—	—	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(697)	18.87%	(132)	—	—	132	—
Korea Electric Vehicle Charging Service		3,941	28.00%	1,103	—	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		23,098	29.85%	6,895	—	—	(1)	6,894
Korea Nuclear Partners Co., Ltd.		856	29.00%	248	—	—	—	248
Tamra Offshore Wind Power Co., Ltd.		25,980	27.00%	7,015	—	—	—	7,015
Korea Electric Power Corporation Fund		51,842	98.09%	50,852	—	—	4	50,856

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.    Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Energy Infra Asset Management Co., Ltd.	~~W~~	2,619	9.90%	259	—	—	—	259
Daegu clean Energy Co., Ltd.		500	28.00%	140	—	—	—	140
YaksuESS Co.,Ltd		673	29.00%	195	—	—	1	196
Nepal Water & Energy Development Company Private Limited		33,311	52.77%	17,578	972	—	117	18,667
<Joint ventures>
KEPCO-Uhde Inc.		591	50.85%	301	—	—	—	301
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		70,598	40.00%	28,239	—	—	—	28,239
Shuweihat Asia Power Investment B.V.		278	49.00%	136	—	—	(136)	—
Shuweihat Asia Operation & Maintenance Company		1,003	55.00%	552	—	—	(102)	450
Waterbury Lake Uranium L.P.		56,134	36.97%	20,753	—	—	561	21,314
ASM-BG Investicii AD		42,977	50.00%	21,489	—	—	(1)	21,488
RES Technology AD		27,164	50.00%	13,582	—	—	—	13,582
KV Holdings, Inc.		5,244	40.00%	2,098	—	—	—	2,098
KEPCO SPC Power Corporation		326,286	75.20%	245,367	—	—	—	245,367
Canada Korea Uranium Limited Partnership		141	12.50%	18	—	—	(18)	—
Gansu Datang Yumen Wind Power Co., Ltd.		32,053	40.00%	12,821	—	—	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		416,460	40.00%	166,584	—	—	(49)	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,107	40.00%	10,843	—	—	—	10,843
Rabigh Electricity Company		432,882	40.00%	173,153	—	(75,311)	(40)	97,802
Rabigh Operation & Maintenance Company Limited		11,067	40.00%	4,427	—	—	—	4,427
Jamaica Public Service Company Limited		631,712	40.00%	252,685	(80,161)	—	76,929	249,453
KW Nuclear Components Co., Ltd.		14,427	45.00%	6,492	90	—	551	7,133
Busan Shinho Solar Power Co., Ltd.		15,256	25.00%	3,814	—	—	—	3,814
GS Donghae Electric Power Co., Ltd.		605,729	34.00%	205,948	—	—	—	205,948
Global Trade Of Power System Co., Ltd.		1,643	29.00%	476	—	—	1	477
Expressway Solar-light Power Generation Co., Ltd.		8,080	29.00%	2,343	—	—	—	2,343
KODE NOVUS I LLC		(89,966)	50.00%	(44,983)	4,732	—	40,251	—
KODE NOVUS II LLC		(47,031)	50.00%	(23,516)	—	—	23,516	—
Daejung Offshore Wind Power Co., Ltd.		6,042	49.90%	3,015	—	—	—	3,015
Amman Asia Electric Power Company		256,574	60.00%	153,944	—	—	(87)	153,857
KAPES, Inc.		9,329	51.00%	4,758	—	—	—	4,758
Dangjin Eco Power Co., Ltd.		148,925	34.00%	50,635	2,618	—	—	53,253
Honam Wind Power Co., Ltd.		15,239	29.00%	4,419	32	—	—	4,451
Chun-cheon Energy Co., Ltd.		169,193	29.90%	50,589	3	—	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		17,892	15.00%	2,684	5	—	—	2,689
Nghi Son 2 Power Ltd.		455	50.00%	228	—	—	1	229
Kelar S.A		(94,321)	65.00%	(61,309)	2,424	—	58,885	—
PT. Tanjung Power Indonesia		5,560	35.00%	1,946	—	—	—	1,946
Incheon New Power Co., Ltd.		1,941	29.00%	563	—	—	—	563
Seokmun Energy Co., Ltd.		1,349	29.00%	391	—	—	—	391
Daehan Wind Power PSC		36	50.00%	18	—	—	(2)	16
Barakah One Company		658	18.00%	118	—	—	(2)	116
Nawah Energy Company		1,645	18.00%	296	—	—	(6)	290
MOMENTUM		202	33.33%	67	—	—	—	67
Daegu Green Power Co., Ltd.		89,421	29.00%	25,932	84	—	21,512	47,528

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of June 30, 2017 and December 31, 2016, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Shin Pyeongtaek Power Co., Ltd.	~~W~~	(2,537)	—	1,211	2,537
Seokmun Energy Co., Ltd.		—	—	(205)	—
Kelar S.A		(61,309)	—	43,920	61,309
Hadong Mineral Fiber Co., Ltd.		(5)	—	—	5
PT. Mutiara Jawa		(130)	1,775	554	1,905
Eurasia Energy Holdings		(11)	183	6	194
KODE NOVUS I LLC		9,214	54,197	22,194	44,983
KODE NOVUS II LLC		(382)	23,133	12,340	23,515
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		164	296	132	132
PT. Tanjung Power Indonesia		1,241	1,241	—	—
Daehan Wind Power PSC		148	148	—	—

(7)	As of June 30, 2017, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i) Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii) Hyundai Energy Co., Ltd.

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii) Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv) Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2017, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v) Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi) Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii) DS Power Co., Ltd.

The Company has a put option to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. has a call option to purchase all shares and bonds of DS POWER CO., Ltd. which the Company owned. With regard to the call option, Daesung Industrial Co., Ltd. or an authoritative party appointed by Daesung Industrial Co., Ltd. can purchase the shares.

(viii) Samcheok Eco Materials Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(ix) Hyundai Green Power Co., Ltd.

As of June 30, 2017, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~919.2 billion with Korea Development Bank and others. At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors. At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

DS Power Co., Ltd.	Shares cannot be wholly or partially transferred, except as permitted by the agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

18. Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	13,147,970	(21,973)	—	—	13,125,997
Buildings		18,295,764	(59,418)	(6,323,659)	(853)	11,911,834
Structures		64,320,881	(195,780)	(20,984,996)	(1,183)	43,138,922
Machinery		71,271,458	(105,196)	(26,620,152)	(2,391)	44,543,719
Ships		4,175	—	(3,714)	—	461
Vehicles		267,524	(4,029)	(184,915)	—	78,580
Equipment		1,346,229	(703)	(967,746)	—	377,780
Tools		962,014	(280)	(778,263)	—	183,471
Construction-in-progress		28,884,667	(140,065)	—	(38,108)	28,706,494
Finance lease assets		2,390,711	—	(2,037,430)	—	353,281
Asset retirement costs		7,096,163	—	(3,223,573)	—	3,872,590
Others		10,794,212	—	(8,441,069)	—	2,353,143

	~~W~~	218,781,768	(527,444)	(69,565,517)	(42,535)	148,646,272

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

In millions of won	December 31, 2016
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	12,969,741	(3,204)	—	—	12,966,537
Buildings		17,722,326	(61,188)	(5,936,849)	(853)	11,723,436
Structures		63,291,437	(197,641)	(19,959,839)	(1,183)	43,132,774
Machinery		67,769,168	(111,064)	(24,344,832)	(2,391)	43,310,881
Ships		4,175	—	(3,625)	—	550
Vehicles		247,751	(107)	(176,781)	—	70,863
Equipment		1,270,660	(732)	(894,265)	—	375,663
Tools		921,115	(430)	(742,083)	—	178,602
Construction-in-progress		27,334,368	(135,807)	—	(38,108)	27,160,453
Finance lease assets		2,390,779	—	(1,984,426)	—	406,353
Asset retirement costs		7,129,771	—	(3,064,359)	—	4,065,412
Others		10,361,294	—	(8,009,762)	—	2,351,532

	~~W~~	211,412,585	(510,173)	(65,116,821)	(42,535)	145,743,056

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	12,969,741	3,352	(5,266)	—	—	180,143	13,147,970
(Government grants)		(3,204)	—	—	—	—	(18,769)	(21,973)
Buildings		11,784,624	803	(6,634)	(376,344)	—	568,803	11,971,252
(Government grants)		(61,188)	—	—	2,959	—	(1,189)	(59,418)
Structures		43,330,415	1,098	(235,741)	(1,168,177)	—	1,407,107	43,334,702
(Government grants)		(197,641)	—	883	4,879	—	(3,901)	(195,780)
Machinery		43,421,945	232,114	(98,918)	(2,350,010)	—	3,443,784	44,648,915
(Government grants)		(111,064)	—	213	6,267	—	(612)	(105,196)
Ships		550	—	—	(89)	—	—	461
Vehicles		70,970	1,097	(15)	(16,837)	—	27,394	82,609
(Government grants)		(107)	—	—	227	—	(4,149)	(4,029)
Equipment		376,395	18,649	(22)	(76,241)	—	59,702	378,483
(Government grants)		(732)	—	—	175	—	(146)	(703)
Tools		179,032	18,514	(7)	(36,552)	—	22,764	183,751
(Government grants)		(430)	—	—	150	—	—	(280)
Construction-in-progress		27,296,260	6,998,939	11	—	—	(5,448,651)	28,846,559
(Government grants)		(135,807)	(31,715)	—	—	—	27,457	(140,065)
Finance lease assets		406,353	—	(29,690)	(49,518)	—	26,136	353,281
Asset retirement costs		4,065,412	—	—	(283,959)	—	91,137	3,872,590
Others		2,351,532	2,384	(298)	(421,490)	—	421,015	2,353,143

\	~~W~~	145,743,056	7,245,235	(375,484)	(4,764,560)	—	798,025	148,646,272

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2017 and for the year ended

December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	12,396,460	13,973	(52,569)	—	—	611,877	12,969,741
(Government grants)		(3,147)	—	14	—	—	(71)	(3,204)
Buildings		9,676,432	—	(9,020)	(676,866)	—	2,794,078	11,784,624
(Government grants)		(63,932)	—	731	5,299	—	(3,286)	(61,188)
Structures		40,258,162	455	(524,310)	(2,233,333)	—	5,829,441	43,330,415
(Government grants)		(193,119)	—	2,597	9,491	—	(16,610)	(197,641)
Machinery		36,864,749	193,017	(243,757)	(4,353,596)	—	10,961,532	43,421,945
(Government grants)		(108,935)	(33)	1,210	12,272	—	(15,578)	(111,064)
Ships		786	—	—	(281)	—	45	550
Vehicles		60,472	2,493	(34)	(27,615)	—	35,654	70,970
(Government grants)		(29)	(58)	—	25	—	(45)	(107)
Equipment		310,571	67,134	(323)	(128,084)	—	127,097	376,395
(Government grants)		(1,026)	—	—	452	—	(158)	(732)
Tools		160,630	27,856	(327)	(69,842)	—	60,715	179,032
(Government grants)		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		35,267,026	11,752,352	(94,443)	—	—	(19,628,675)	27,296,260
(Government grants)		(139,898)	(28,434)	—	—	—	32,525	(135,807)
Finance lease assets		511,509	34	(31)	(96,254)	—	(8,905)	406,353
Asset retirement costs		4,106,087	—	—	(509,310)	—	468,635	4,065,412
Others		2,259,244	—	(9)	(813,248)	—	905,545	2,351,532

	~~W~~	141,361,351	12,028,789	(920,271)	(8,880,595)	—	2,153,782	145,743,056

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	268,047	—	—	268,047
Buildings		39,627	(17)	(16,439)	23,171

	~~W~~	307,674	(17)	(16,439)	291,218

In millions of won	December 31, 2016
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	336,421	—	—	336,421
Buildings		29,168	(64)	(11,845)	17,259

	~~W~~	365,589	(64)	(11,845)	353,680

(2)	Changes in investment properties for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	336,421	—	(68,374)	268,047
Buildings		17,323	(547)	6,412	23,188
(Government grants)		(64)	1	46	(17)

	~~W~~	353,680	(546)	(61,916)	291,218

In millions of won	December 31, 2016
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	253,960	—	82,461	336,421
Buildings		15,963	(679)	2,039	17,323
(Government grants)		(13)	1	(52)	(64)

	~~W~~	269,910	(678)	84,448	353,680

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Rental income	~~W~~	2,323	4,755	2,949	4,845
Operating and maintenance expenses related to rental income		(138)	(546)	(131)	(329)

	~~W~~	2,185	4,209	2,818	4,516

(4)	Fair value of investment properties as June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Book value		Fair value	Book value	Fair value
Land	~~W~~	268,047	312,564	336,421	374,042
Buildings		23,171	26,343	17,259	20,708

	~~W~~	291,218	338,907	353,680	394,750

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the six-month period ended June 30,

2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Increase and decrease (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	7,236,888	(322,677)	(1,445,583)	5,468,628

(*)	For the six-month period ended June 30, 2017, the increased balance of contracts from new orders and other is ~~W~~48,472 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~371,149 million.

In millions of won	December 31, 2016
	Beginning balance		Increase and decrease (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	12,308,839	(1,045,094)	(4,026,857)	7,236,888

(*)	For the year ended December 31, 2016, the increased balance of contracts from new orders and other is ~~W~~718,118 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~1,763,212 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	16,487,076	15,292,430	1,194,646	—

In millions of won	December 31, 2016
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	15,314,737	14,396,890	917,847	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	67,037	595,102	44,930	651,985

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)	The contract between the Company and ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchaser. ENEC did not agree to disclose such information. Accordingly, the Company did not disclose such information based on K-IFRS 1011 45.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Company does so. Also, the Company has not disclosed such information in a registration statement, investment prospectus or annual report and reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Company’s construction services for the six-month period ended June 30, 2017 are as follows:

In millions of won	June 30, 2017
						Assets		Receivables from construction contracts
	Expected loss on constructi- on contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recogniz -ed in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimate- d total contract costs
Transmission and distribution	~~W~~	—	(482)	(466)	(16)	30,022	—	—	—	1,522
Electric power generation (nuclear)		—	—	—	—	1,985	—	—	—	—
Plant maintenance & engineering service		10	(5,664)	(1,633)	(4,031)	35,030	—	36,985	(8,273)	5,839

	~~W~~	10	(6,146)	(2,099)	(4,047)	67,037	—	36,985	(8,273)	7,361

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	491,281	(476)	(387,497)	—	103,308
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		36,006	—	(17,431)	—	18,575
Mining rights		565,018	—	(13,977)	—	551,041
Development expenditures		828,688	(3,707)	(737,249)	—	87,732
Intangible assets under development		139,644	(11,495)	—	(3,941)	124,208
Usage rights of donated assets and other		434,250	(16)	(349,529)	—	84,705
Leasehold rights		24,306	—	(18,987)	—	5,319
Greenhouse gas emissions rights		14,505	—	—	—	14,505
Others		293,622	—	(96,796)	(12,125)	184,701

	~~W~~	2,830,718	(15,694)	(1,624,864)	(16,066)	1,174,094

In millions of won	December 31, 2016
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	458,382	(595)	(365,161)	—	92,626
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		35,756	—	(15,675)	—	20,081
Mining rights		549,371	—	(10,511)	—	538,860
Development expenditures		785,966	(5,152)	(723,561)	—	57,253
Intangible assets under development		119,474	(11,090)	—	(3,941)	104,443
Usage rights of donated assets and other		426,346	(21)	(342,244)	—	84,081
Leasehold rights		23,350	—	(18,718)	—	4,632
Greenhouse gas emissions rights		6,283	—	—	—	6,283
Others		173,213	—	(88,527)	(12,124)	72,562

	~~W~~	2,581,539	(16,858)	(1,567,795)	(16,065)	980,821

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	93,221	4,452	—	(21,353)	—	27,464	103,784
(Government grants)		(595)	—	—	119	—	—	(476)
Licenses and franchises
Copyrights, patents rights and other industrial rights		20,081	9	—	(1,376)	—	(139)	18,575
Mining rights		538,860	13,667	(1,988)	(2,098)	—	2,600	551,041
Development expenditures		62,405	128	—	(12,293)	—	41,199	91,439
(Government grants)		(5,152)	—	—	1,445	—	—	(3,707)
Intangible assets under development		115,533	23,977	—	—	—	(3,807)	135,703
(Government grants)		(11,090)	—	—	—	—	(405)	(11,495)
Usage rights of donated assets and other		84,102	—	—	(7,263)	—	7,882	84,721
(Government grants)		(21)	—	—	5	—	—	(16)
Leasehold rights		4,632	—	—	(269)	—	956	5,319
Greenhouse gas emissions rights		6,283	8,222	—	—	—	—	14,505
Others		72,562	1,137	(181)	(18,246)	(1)	129,430	184,701
(Government grants)		—	—	—	—	—	—	—

	~~W~~	980,821	51,592	(2,169)	(61,329)	(1)	205,180	1,174,094

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	57,886	18,267	—	(32,378)	—	49,446	93,221
(Government grants)		(699)	—	—	249	—	(145)	(595)
Licenses and franchises
Copyrights, patents rights and other industrial rights		21,875	85	(39)	(2,697)	—	857	20,081
Mining rights		499,537	26,311	—	(899)	—	13,911	538,860
Development expenditures		51,807	212	—	(21,993)	—	32,379	62,405
(Government grants)		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		94,886	66,588	—	—	(3,945)	(41,996)	115,533
(Government grants)		(10,483)	(1,597)	—	—	—	990	(11,090)
Usage rights of donated assets and other		48,591	—	—	(15,513)	—	51,024	84,102
(Government grants)		(32)	—	—	11	—	—	(21)
Leasehold rights		745	—	—	(351)	—	4,238	4,632
Greenhouse gas emissions rights		805	6,283	—	—	—	(805)	6,283
Others		97,750	8,273	(550)	(8,916)	3	(23,998)	72,562
(Government grants)		(1)	—	—	1	—	—	—

	~~W~~	855,832	124,422	(589)	(79,715)	(3,942)	84,813	980,821

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won and thousands of Australian dollars

June 30, 2017
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	332	5 months ~ 1 year and 5 months
	Electricity sales information system	KRW	32,918	4 years 9 months
	SCADA O/S (POWERON RELIANCE)	KRW	3,524	2 years and 7 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	5,250	5 years and 3 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Intangible assets under development	Contributions to ARP NRC DC	KRW	44,451	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	42,729	9 years and 5 months
	Dangjin power plant load facility usage right	KRW	23,611	3 years 9 months
Others	Occupancy and use of public waters	KRW	106,180	19 years 5 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet. In millions of won and thousands of Australian dollars

December 31, 2016
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	506	11 months ~ 1 year and 11 months
	SCADA O/S (POWERON RELIANCE)	KRW	4,206	3 years and 1 month
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	5,750	5 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Development of maintenance system for utility plant	KRW	518	11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	41,190	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	44,502	9 years and 11 months
	Dangjin power plant load facility usage right	KRW	26,759	4 years and 3 months
Others	Sillim electricity supply facility usage right	KRW	2,196	4 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the six-month period ended June 30, 2017 and 2016, the Company recognized research and development expenses of ~~W~~317,959 million and ~~W~~286,848 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

22.	Trade and Other Payables

Trade and other payables as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,076,042	—	2,610,373	—
Other trade payables		1,702,609	3,017,853	1,498,582	3,033,780
Accrued expenses		1,144,053	2,071	1,152,933	2,161
Leasehold deposits received		1,457	1,308	1,426	1,008
Other deposits received		197,453	98,317	197,711	93,751
Finance lease liabilities		126,278	353,235	121,176	420,003
Dividends payable		3,166	—	3,204	—
Others (*)		—	7,472	6	7,472

	~~W~~	5,251,058	3,480,256	5,585,411	3,558,175

(*)	Details of others as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	7,472	—	7,472
Others		—	—	6	—

	~~W~~	—	7,472	6	7,472

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Current liabilities
Short-term borrowings	~~W~~	3,853,446	805,523
Current portion of long-term borrowings		201,196	310,977
Current portion of debt securities		6,505,440	7,825,310
Less : Current portion of discount on long-term borrowings		(927)	(979)
Less : Current portion of discount on debt securities		(1,534)	(1,753)

		10,557,621	8,939,078

Non-current liabilities
Long-term borrowings		2,080,003	1,799,750
Debt securities		44,193,992	43,012,960
Less : Discount on long-term borrowings		(25,678)	(25,859)
Less : Discount on debt securities		(88,388)	(86,880)
Add : Premium on debt securities		124	156

		46,160,053	44,700,127

	~~W~~	56,717,674	53,639,205

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won
June 30, 2017
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	4,054,642	6,505,440
1~ 5 years		695,582	25,971,290
Over 5 years		1,384,421	18,222,702

	~~W~~	6,134,645	50,699,432

In millions of won
December 31, 2016
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,116,500	7,825,310
1~ 5 years		295,162	24,462,410
Over 5 years		1,504,588	18,550,550

	~~W~~	2,916,250	50,838,270

(3)	Short-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2017
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	KTB Investment and securities and others	1.33~1.66	2017.07.03~ 2017.12.19	—	~~W~~	3,530,000
Foreign short-term borrowings	SCNT and others	6.50	2017.12.03	USD 2,163		2,465
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.41~0.63	2017.12.18	AUD 313,098		274,133
Local bank overdraft	Nonghyup Bank	2.76	2017.07.03	—		12,500
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2018.02.27	—		34,348

					~~W~~	3,853,446

In millions of won and thousands of foreign currencies
December 31, 2016
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Woori Investment Bank and others	1.54~2.51	2017.01.25~ 2017.09.13	—	~~W~~	436,800
Foreign short-term borrowings	SCNT and others	1.58~6.50	2017.03.30~ 2017.12.03	USD 35,086		42,401
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.54~0.63	2017.05.17~ 2017.12.18	AUD 311,174		271,360
Local bank overdraft	Nonghyup Bank	2.45	2017.01.05	—		37,000
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2017.02.25	—		17,962

					~~W~~	805,523

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2017
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	~~W~~	5,286
	Facility	2.45~4.60	2023~2028	—		71,541
	Facility	1yr KoFC bond rate +0.31	2018	—		75,000
	Operating funds	2.59~2.75	2018~2020	—		17,000
KEB Hana Bank	Commercial Paper	3M CD+0.24	2022	—		100,000
	Facility	4.60	2028	—		16,257
	Facility	3yr KTB rate -1.25	2017~2028	—		9,301
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		27,988
	Operating funds	2.21	2020	—		35,000
Korea Resources Corporation	Development of power resources	3yr KTB rate -2.25	2023~2025	—		5,288
	Facility	3yr KTB rate -2.25	2017~2024	—		3,386
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2025	—		11,668
Shinhan Bank	Collateral borrowing	2.22~2.32	2017~2019	—		60,000
	Facility	CB rate+1.10	2028	—		24,386
	Operating funds	2.70~2.86	2017~2018	—		25,000
	Others	4.10	2035			85,000
	Others	3yr KTB rate+1.10	2035			85,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—		45,000
Others	Facility	1.75~4.60	2026~2029	—		155,777
	Facility	CB rate +1.10~1.20	2022~2028	—		46,207
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~8.00	2022~2039	—		102,347
	Others	3yr KTB rate -2.25	2023~2028	—		9,331

					1,104,496

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744		9,964
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 173,845		278,818
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 294,240		335,316
	PF Loan	6M Libor+2.50~2.70	2032	USD 125,851		143,419
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 41,066		46,798
	Shareholder’s loan	8.00	2031	JOD 6,127		9,827
PT PJB	Shareholder’s loan	12.75	2019	IDR 17,056,196		1,458
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 3,366,000		34,251
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.0	2032	JPY 2,244,000		22,834
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 52,699		60,056
IFC and others	Others	6M Libor+5.00	2031	PKR 15,799,238		171,738
Federal Financing Bank	PF loan	2.39	2031	USD 50,448		57,491
Others	Others	—	2019	USD 4,151		4,733

						1,176,703

						2,281,199
Less : Discount of long-term borrowings						(26,605)
Less : Current portion of long-term borrowings						(201,196)
Add : Current portion of discount on long-term borrowings						927

					~~W~~	2,054,325

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2016
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	~~W~~	5,663
	Facility	2.45~4.60	2023~2028	—		61,835
	Facility	1yr KoFC bond rate +0.31	2018	—		125,000
	Operating funds	2.75	2018	—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.14	2017	—		100,000
	Facility	4.60	2028	—		16,851
	Facility	3yr KTB rate -1.25	2017~2028	—		9,655
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate -2.25	2022~2025	—		14,039
	Facility	3yr KTB rate -2.25	2017~2024	—		3,842
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2025	—		12,131
Shinhan Bank	Collateral borrowing	2.22	2017	—		30,000
	Facility	CB rate+1.10	2028	—		25,276
	Operating funds	2.70~2.86	2017~2018	—		25,000
	Others	4.10	2035	—		55,000
	Others	3yr KTB rate+1.10	2035	—		55,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—		45,000
Others	Facility	1.75~4.60	2026~2029	—		146,472
	Facility	CB rate+1.10~1.20	2022~2028	—		34,951
	PF Refinancing	4.10	2030	—		62,500
	Others	8.00	2036	—		102,347
	Others	—	2028	—		7,250

						1,006,980

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744		10,567
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 178,892		305,332
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 299,859		362,379
	PF Loan	6M Libor+2.50~2.70	2032	USD 119,647		144,594
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 40,618		49,086
	Shareholder’s loan	8.00	2031	JOD 7,128		12,166
PT PJB	Shareholder’s loan	12.75	2019	IDR 16,705,505		1,500
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 1,758,000		18,227
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.10	2032	JPY 1,172,000		12,151
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 37,978		45,897
IFC and others	Others	6M Libor+5.00	2031	PKR 11,706,160		134,972
Others	Others	—	2019	USD 5,691		6,876

						1,103,747

						2,110,727
Less : Discount of long-term borrowings						(26,838)
Less : Current portion of long-term borrowings						(310,977)
Add : Current portion of discount on long-term borrowings						979

					~~W~~	1,773,891

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2017		December 31, 2016
Electricity Bonds	2009.12.03~ 2017.06.29	2017.07.06~ 2033.08.06	1.62~5.45	~~W~~	20,080,000	19,860,000
Electricity Bonds	2012.07.10~ 2013.06.25	2017.07.10~ 2018.06.25	3M CD + 0.31~0.32		310,000	310,000
Corporate Bonds (*1)	2009.05.04~ 2017.06.23	2017.07.10~ 2040.12.10	1.36~5.84		20,112,708	19,552,708

					40,502,708	39,722,708
Less : Discount on local debt securities					(36,800)	(34,667)
Less : Current portion of local debt securities					(4,910,000)	(5,650,010)
Add : Current portion of discount on local debt securities					961	728

				~~W~~	35,556,869	34,038,759

(*1)	Corporate Bonds of HeeMang Sunlight Power Co., Ltd (~~W~~2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2017
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,069	~~W~~	283,839
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		358,651
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		326,974
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		203,510
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		569,800
FY-12	2012.07.16~2012.09.19	2017.07.16~2022.09.19	2.50~3.00	USD 1,250,000		1,424,500
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,165,240
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		477,096
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		284,554
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		569,800
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,709,400
FY-14	2014.07.31	2017.07.31	3M Libor+0.55~0.65	USD 200,000		227,920
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		341,880
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		341,880
FY-17	2017.04.12~2017.06.19	2020.04.12~2022.06.19	2.38~2.63	USD 800,000		911,680

						10,196,724
Less : Discount on foreign debt securities						(53,122)
Add : Premium on foreign debt securities						124
Less : Current portion of foreign debt securities						(1,595,440)
Add : Current portion of discount on foreign debt securities						573

					~~W~~8,548,859

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2016
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,068	~~W~~	300,999
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		380,335
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		346,743
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		207,362
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD 800,000		966,800
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD 1,750,000		2,114,875
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,296,150
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		472,532
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		283,416
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		604,250
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,812,750
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.05	USD 500,000		604,250
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		362,550
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		362,550

						11,115,562
Less : Discount on foreign debt securities						(53,966)
Add : Premium on foreign debt securities						156
Less : Current portion of foreign debt securities						(2,175,300)
Add : Current portion of discount on foreign debt securities						1,025

					~~W~~	8,887,477

(7)    Changes in borrowings and debt securities for the six-month period ended June 30, 2017 are as follows:

In millions of won
Beginning balance	Cash flow	Effect of exchange rate fluctuations	Others	Ending balance
~~W~~ 53,639,205	3,618,126	(538,570)	(1,087)	56,717,674

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company entered into power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plant’s economic life.

(2)	Finance lease liabilities as of June 30, 2017 and December 31, 2016 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	June 30, 2017			December 31, 2016
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	175,023	126,278	175,512	121,176
1 ~ 5 years		338,511	255,176	404,029	306,282
More than 5 years		130,498	98,059	152,247	113,721

	~~W~~	644,032	479,513	731,788	541,179

(3)	Current and non-current portion of finance lease liabilities as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Current finance lease liabilities	~~W~~	126,278	121,176
Non-current finance lease liabilities		353,235	420,003

	~~W~~	479,513	541,179

(4)	Lease payments recognized as an expense as a lessee for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Minimum lease payment	~~W~~	39,294	81,447	42,560	89,251
Contingent rent payment		(5,249)	(10,524)	(5,174)	(10,607)

(5)	The Company does not have any irrevocable operating lease contracts as of June 30, 2017 and December 31, 2016.

(6)	Changes in finance lease liabilities for the six-month periods ended June 30, 2017 are as follows:

In millions of won
Beginning balance	Cash flow	Acquisition of finance lease assets	Ending balance
~~W~~ 541,179	(61,666)	—	479,513

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

25. Employment Benefits

(1) Employment benefit obligations as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Net defined benefit obligations	~~W~~	1,910,046	1,678,470
Other long-term employee benefit obligations		7,675	7,788

	~~W~~	1,917,721	1,686,258

(2)	Principal assumptions on actuarial valuation as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016
Discount rate	2.56% ~ 2.78%	2.45% ~ 2.64%
Future salary and benefit levels	5.44%	5.23%
Weighted average duration	13.2 years	13.34 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Current service cost	~~W~~	95,918	187,536	88,609	174,369
Interest cost		19,354	37,467	16,195	32,057
Expected return on plan assets		(7,565)	(15,162)	(5,656)	(11,424)
Loss from settlement		1	(456)	(13)	(48)

	~~W~~	107,708	209,385	99,135	194,954

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	June 30, 2017			June 30, 2016
	Three- month period ended		Six-month period ended	Three- month period ended	Six-month period ended
Cost of sales	~~W~~	81,946	158,812	73,266	144,478
Selling and administrative expenses		13,874	27,588	14,169	27,568
Others (Construction-in-progress and others)		11,888	22,985	11,700	22,908

	~~W~~	107,708	209,385	99,135	194,954

In addition, for the six-month periods ended June 30, 2017 and 2016, employee benefit obligations expenses of ~~W~~31,424 million and ~~W~~29,717 million, respectively, is recognized as cost of sales, and ~~W~~5,672 million and ~~W~~5,495 million, respectively, is recognized as selling and administrative expenses, and ~~W~~6,775 million and ~~W~~6,879 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Present value of defined benefit obligation from funded plans	~~W~~	3,088,270	2,867,377
Fair value of plan assets		(1,178,224)	(1,188,907)

		1,910,046	1,678,470
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	~~W~~	1,910,046	1,678,470

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Beginning balance	~~W~~	2,867,377	2,426,414
Current service cost		187,536	378,930
Interest cost (*)		37,467	67,104
Remeasurement component		54,431	120,993
Loss from settlement		(456)	(707)
Actual payments		(58,079)	(125,233)
Others		(6)	(124)

Ending balance	~~W~~	3,088,270	2,867,377

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Beginning balance	~~W~~	1,188,907	930,632
Expected return		15,162	23,612
Remeasurement component		(3,881)	(5,706)
Contributions by the employers		305	312,125
Actual payments		(22,269)	(71,756)

Ending balance	~~W~~	1,178,224	1,188,907

In addition, loss on accumulated remeasurement component amounted to ~~W~~229,413 million and ~~W~~222,997 million has been recognized as other comprehensive income or loss for the six-month period ended June 30, 2017 and for the year ended December 31, 2016, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Equity instruments	~~W~~	100,302	86,054
Debt instruments		347,162	383,654
Bank deposit		105,378	305,670
Others		625,382	413,529

	~~W~~	1,178,224	1,188,907

For the six-month period ended June 30, 2017 and for the year ended December 31, 2016, actual returns on plan assets amounted to ~~W~~11,281 million and ~~W~~17,906 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Actuarial gain from changes in financial assumptions	~~W~~	(23,540)	(27,792)
Experience adjustments		77,971	148,785
Expected return		3,881	5,706

	~~W~~	58,312	126,699

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016

	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	934,531	—	810,607	—
Litigation
Litigation provisions		45,635	28,166	79,359	118,878
Decommissioning cost
Nuclear plants		—	10,376,423	—	10,195,928
Spent fuel		—	1,337,461	—	1,374,225
Radioactive waste		2,566	1,469,225	2,566	1,476,936
PCBs		—	186,647	—	191,744
Other recovery provisions		—	1,036	—	507
Others
Power plant regional support program		189,022	—	152,851	—
Transmission regional support program		314,559	—	282,608	—
Provisions for tax		27	136	106	136
Provisions for financial guarantee		254	26,221	458	29,207
Provisions for RPS		493,873	—	417,404	—
Provisions for greenhouse gas emissions obligations		311,321	—	249,644	—
Others		29,990	8,002	4,385	39,590

	~~W~~	2,321,778	13,433,317	1,999,988	13,427,151

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	810,607	443,269	(319,345)	—	—	934,531
Litigation
Litigation provisions		198,237	13,606	(136,038)	(2,272)	268	73,801
Decommissioning cost
Nuclear plants		10,195,928	181,039	(544)	—	—	10,376,423
Spent fuel		1,374,225	192,060	(228,824)	—	—	1,337,461
Radioactive waste		1,479,502	12,438	(20,149)	—	—	1,471,791
PCBs		191,744	2,654	(7,751)	—	—	186,647
Other recovery provisions		507	28	—	—	501	1,036
Others
Power plant regional support program		152,851	49,559	(24,143)	—	10,755	189,022
Transmission regional support program		282,608	104,815	(72,864)	—	—	314,559
Provisions for tax		242	—	(71)	—	(8)	163
Provisions for financial guarantee		29,665	2,349	—	(5,535)	(4)	26,475
Provisions for RPS		417,404	218,615	(93,033)	(49,113)	—	493,873
Provisions for greenhouse gas emissions obligations		249,644	62,807	—	(1,300)	170	311,321
Others		43,975	141	(2,828)	(1)	(3,295)	37,992

	~~W~~	15,427,139	1,283,380	(905,590)	(58,221)	8,387	15,755,095

In millions of won	December 31, 2016
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	718,365	1,047,342	(947,982)	(7,108)	(10)	810,607
Litigation
Litigation provisions		167,965	124,931	(294,403)	(20,736)	220,480	198,237
Decommissioning cost
Nuclear plants		9,684,286	513,383	(1,741)	—	—	10,195,928
Spent fuel		1,375,185	469,982	(470,942)	—	—	1,374,225
Radioactive waste		1,502,140	49,092	(71,998)	—	268	1,479,502
PCBs		182,400	30,675	(21,331)	—	—	191,744
Other recovery provisions		862	—	—	(20)	(335)	507
Others
Power plant regional support program		129,655	50,252	(41,540)	—	14,484	152,851
Transmission regional support program		228,785	253,664	(199,841)	—	—	282,608
Provisions for tax		136	125	—	—	(19)	242
Provisions for financial guarantee		4,288	29,741	—	(4,298)	(66)	29,665
Provisions for RPS		363,178	420,154	(309,975)	(55,953)	—	417,404
Provisions for greenhouse gas emissions obligations		78,829	298,618	(116,336)	(11,467)	—	249,644
Others		7,856	37,491	(2,699)	(9)	1,336	43,975

	~~W~~	14,443,930	3,325,450	(2,478,788)	(99,591)	236,138	15,427,139

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

27.	Government Grants

(1)	Government grants as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Land	~~W~~	(21,973)	(3,204)
Buildings		(59,418)	(61,188)
Structures		(195,780)	(197,641)
Machinery		(105,196)	(111,064)
Vehicles		(4,029)	(107)
Equipment		(703)	(732)
Tools		(280)	(430)
Construction-in-progress		(140,065)	(135,807)
Investment properties		(17)	(64)
Software		(476)	(595)
Development expenditures		(3,707)	(5,152)
Intangible assets under development		(11,495)	(11,090)
Usage rights of donated assets and other		(16)	(21)

	~~W~~	(543,155)	(527,095)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2017and for the year ended December 31,

2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(32,983)	—	—	—	32,983	—
Land		(3,204)	—	—	—	—	(18,769)	(21,973)
Buildings		(61,188)	—	—	2,959	—	(1,189)	(59,418)
Structures		(197,641)	—	—	4,879	883	(3,901)	(195,780)
Machinery		(111,064)	—	—	6,267	213	(612)	(105,196)
Vehicles		(107)	—	—	227	—	(4,149)	(4,029)
Equipment		(732)	—	—	175	—	(146)	(703)
Tools		(430)	—	—	150	—	—	(280)
Construction-in-progress		(135,807)	—	27,457	—	—	(31,715)	(140,065)
Investment properties		(64)	—	—	1	—	46	(17)
Software		(595)	—	—	119	—	—	(476)
Development expenditures		(5,152)	—	—	1,445	—	—	(3,707)
Intangible assets under development		(11,090)	—	—	—	—	(405)	(11,495)
Usage rights of donated assets and other		(21)	—	—	5	—	—	(16)
Others		—	—	—	—	—	—	—

	~~W~~	(527,095)	(32,983)	27,457	16,227	1,096	(27,857)	(543,155)

In millions of won	December 31, 2016
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(32,878)	—	—	—	32,878	—
Land		(3,147)	—	—	—	14	(71)	(3,204)
Buildings		(63,932)	—	—	5,299	731	(3,286)	(61,188)
Structures		(193,119)	—	—	9,491	2,597	(16,610)	(197,641)
Machinery		(108,935)	—	—	12,272	1,210	(15,611)	(111,064)
Vehicles		(29)	—	—	25	—	(103)	(107)
Equipment		(1,026)	—	—	452	—	(158)	(732)
Tools		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		(139,898)	—	32,525	—	—	(28,434)	(135,807)
Investment properties		(13)	—	—	1	—	(52)	(64)
Software		(699)	—	—	249	—	(145)	(595)
Development expenditures		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		(10,483)	—	991	—	—	(1,598)	(11,090)
Usage rights of donated assets and other		(32)	—	—	11	—	—	(21)
Others		(1)	—	—	1	—	—	—

	~~W~~	(528,840)	(32,878)	33,516	30,867	4,552	(34,312)	(527,095)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of June 30, 2017 and December 31, 2016 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	June 30, 2017		December 31, 2016
Beginning balance	~~W~~	7,825,765	7,165,297
Increase during the current year / period		551,477	1,087,765
Recognized as revenue during the current year / period		(235,210)	(427,297)

Ending balance	~~W~~	8,142,032	7,825,765

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Advance received	~~W~~	4,425,010	188,677	4,498,739	148,404
Unearned revenue		44,760	30,830	26,084	41,936
Deferred revenue		463,061	7,678,971	445,018	7,380,747
Withholdings		283,718	10,125	263,263	10,781
Others		875,952	14,450	1,135,106	9,737

	~~W~~	6,092,501	7,923,053	6,368,210	7,591,605

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won except share information
	June 30, 2017
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2016
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

Number of shares	June 30, 2017	December 31, 2016
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2017and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		34,833,844	31,847,275
Retained earnings before appropriations		16,629,110	19,721,686

Retained earnings	~~W~~	53,067,864	53,173,871

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		29,016,395	26,029,826
Reserve for equalizing dividends		210,000	210,000

	~~W~~	34,833,844	31,847,275

(*)	The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Beginning balance	~~W~~	53,173,871	48,187,241
Net profit for the period attributed to owner of the Company		1,194,079	7,048,581
Changes in equity method retained earnings		(2,088)	(2,532)
Remeasurement of defined benefit liability, net of tax		(26,909)	(69,330)
Dividend paid		(1,271,089)	(1,990,089)

Ending balance	~~W~~	53,067,864	53,173,871

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,980	1,271,089

In millions of won	December 31, 2016
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	3,100	1,990,089

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows :

In millions of won	June 30, 2017		December 31, 2016
Beginning balance	~~W~~	(4,943)	(2,411)
Changes		(2,088)	(2,532)

Ending balance	~~W~~	(7,031)	(4,943)

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows :

In millions of won	June 30, 2017		December 31, 2016
Beginning balance	~~W~~	(222,997)	(202,878)
Changes		(54,290)	(119,316)
Income tax effect		27,381	49,986
Transfer to reserve for business expansion		20,493	49,211

Ending balance	~~W~~	(229,413)	(222,997)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

32.	Hybrid Bonds

Bond-type hybrid securities classified as equity (non-controlling interest) as of June 30, 2017 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	Amount
Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	~~W~~	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000
Expense of issuance						(1,340)

					~~W~~	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

33.	Other Components of Equity

(1)	Other components of equity as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Other capital surplus	~~W~~	1,235,304	1,235,146
Accumulated other comprehensive loss		(121,921)	(33,875)
Other equity		13,294,973	13,294,973

	~~W~~	14,408,356	14,496,244

(2)	Changes in other capital surplus for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017				December 31, 2016
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	847,622	1,235,146	387,524	809,864	1,197,388
Disposal of subsidiary		—	—	—	—	36,008	36,008
Issuance of share capital of subsidiary		—	158	158	—	1,750	1,750

Ending balance	~~W~~	387,524	847,780	1,235,304	387,524	847,622	1,235,146

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		1,104	—	—	—	1,104
Shares in other comprehensive income of associates and joint ventures, net of tax		—	(50,388)	—	—	(50,388)
Foreign currency translation of foreign operations, net of tax		—	—	(38,711)	—	(38,711)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(51)	(51)

Ending balance	~~W~~	37,474	171,067	(261,767)	(68,695)	(121,921)

In millions of won	December 31, 2016
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive Income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(24,905)	276,373	(254,462)	(95,719)	(98,713)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		61,275	—	—	—	61,275
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(54,918)	—	—	(54,918)
Foreign currency translation of foreign operations, net of tax		—	—	31,406	—	31,406
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	27,075	27,075

Ending balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)

(4)	Details of other equity for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

34.	Sales

Details of sales for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Sales of goods	~~W~~	11,844,219	26,046,449	87,836	185,072	11,932,055	26,231,521
Electricity		11,705,437	25,648,787	—	—	11,705,437	25,648,787
Heat supply		11,751	132,609	—	—	11,751	132,609
Others		127,031	265,053	87,836	185,072	214,867	450,125
Sales of service		52,629	92,628	35,300	67,206	87,929	159,834
Sales of construction services		24,620	41,598	761,871	1,403,985	786,491	1,445,583
Revenue related to transfer of assets from customers		119,064	235,210	—	—	119,064	235,210

	~~W~~	12,040,532	26,415,885	885,007	1,656,263	12,925,539	28,072,148

In millions of won	June 30, 2016
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Sales of goods	~~W~~	12,064,001	26,480,221	91,549	177,263	12,155,550	26,657,484
Electricity		11,901,887	26,084,082	—	—	11,901,887	26,084,082
Heat supply		11,119	124,083	—	—	11,119	124,083
Others		150,995	272,056	91,549	177,263	242,544	449,319
Sales of service		52,824	93,612	21,274	84,116	74,098	177,728
Sales of construction services		37,507	63,844	907,974	1,863,482	945,481	1,927,326
Revenue related to transfer of assets from customers		100,295	198,213	—	—	100,295	198,213

	~~W~~	12,254,627	26,835,890	1,020,797	2,124,861	13,275,424	28,960,751

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Salaries	~~W~~	171,093	348,225	168,355	336,662
Retirement benefit expense		16,738	33,260	16,990	33,063
Welfare and benefit expense		29,146	55,676	27,052	50,729
Insurance expense		3,545	7,027	2,662	5,642
Depreciation		45,505	94,613	36,928	73,455
Amortization of intangible assets		11,230	21,290	8,976	17,959
Bad debt expense		4,668	8,635	10,190	15,228
Commission		178,190	321,689	164,691	300,178
Advertising expense		8,186	17,100	10,287	16,956
Training expense		1,936	3,233	1,249	2,145
Vehicle maintenance expense		2,539	4,837	2,506	4,625
Publishing expense		703	1,796	1,134	1,903
Business development expense		1,115	2,033	867	1,756
Rent expense		8,808	15,931	10,571	19,143
Telecommunication expense		6,416	12,739	6,938	13,537
Transportation expense		107	238	163	288
Taxes and dues		25,338	29,467	28,694	32,550
Expendable supplies expense		1,512	3,319	1,354	2,628
Water, light and heating expense		2,329	5,754	1,990	5,039
Repairs and maintenance expense		15,934	23,741	20,820	28,781
Ordinary development expense		48,053	88,131	35,022	70,192
Travel expense		4,504	8,884	4,661	9,009
Clothing expense		525	830	776	1,016
Survey and analysis expense		156	330	155	311
Membership fee		289	767	163	762
Others		40,862	72,864	29,064	57,558

	~~W~~	629,427	1,182,409	592,258	1,101,115

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

36.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Reversal of other provisions	~~W~~	1,183	2,393	1,075	5,612
Reversal of other allowance for bad debt		—	—	4,799	5,786
Gains on government grants		469	505	—	36
Gains on assets contributed		1,106	1,112	188	1,516
Gains on liabilities exempted		116	621	302	305
Compensation and reparations revenue		24,431	48,611	39,814	63,944
Revenue from research contracts		904	2,879	1,593	2,427
Rental income		48,303	94,728	47,757	101,941
Others		30,734	41,813	7,482	13,745

	~~W~~	107,246	192,662	103,010	195,312

(2)	Other non-operating expense for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Accretion expenses of other provisions	~~W~~	70	6,816	70	119
Depreciation expenses on investment properties		138	546	131	329
Depreciation expenses on idle assets		1,650	3,313	1,641	3,311
Other bad debt expense		2,303	6,291	1,163	5,108
Donations		12,976	32,583	23,726	35,387
Others		11,927	15,949	5,157	8,336

	~~W~~	29,064	65,498	31,888	52,590

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	8,990	20,018	11,360	29,958
Gains on disposal of intangible assets		21	484	—	—
Gains on foreign currency translation		2,672	9,810	4,246	8,653
Gains on foreign currency transaction		12,429	56,619	12,573	23,789
Gains on insurance proceeds		—	383	—	—
Others		56,076	163,669	44,319	93,731
Other losses
Losses on disposal of property, plant and equipment		(12,330)	(20,196)	(16,871)	(21,131)
Losses on disposal of intangible assets		(78)	(78)	(4)	(138)
Losses on foreign currency translation		(11,006)	(15,184)	(544)	(4,275)
Losses on foreign currency transaction		(10,778)	(22,188)	(13,731)	(33,666)
Others		(22,007)	(40,336)	(10,465)	(26,135)

	~~W~~	23,989	153,001	30,883	70,786

38.	Finance Income

(1)	Finance Income for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Interest income	~~W~~	53,897	108,353	52,202	132,521
Dividends income		1,294	10,971	628	9,995
Gains on disposal of financial assets		14	508	—	1,480
Gains on valuation of derivatives		332,525	11,501	128,487	53,758
Gains on transaction of derivatives		7,487	15,351	9,085	23,040
Gains on foreign currency translation		2,354	550,289	6,517	142,766
Gains on foreign currency transaction		60,392	82,721	10,795	15,885
Others		—	—	—	1

	~~W~~	457,963	779,694	207,714	379,446

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

38.	Finance Income, Continued

(2)	Interest income included in finance income for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Cash and cash equivalents	~~W~~	10,242	18,614	17,856	38,539
Held-to-maturity investments		13	43	29	54
Loans and receivables		8,950	14,495	7,163	14,101
Short-term financial instrument		4,747	10,980	6,406	25,457
Long-term financial instrument		2,212	3,000	2,334	4,895
Trade and other receivables		27,733	61,221	18,414	49,475

	~~W~~	53,897	108,353	52,202	132,521

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

39.	Finance Expenses

(1)	Finance expenses for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Interest expense	~~W~~	436,422	877,376	423,024	881,259
Losses on sale of financial assets		54	1,092	—	—
Losses on valuation of financial assets at fair value through profit or loss		451	451	—	—
Impairment of available-for-sale financial assets		118	118	93	93
Losses on valuation of derivatives		103	382,554	630	53,318
Losses on transaction of derivatives		71,342	118,820	59,933	70,787
Losses on foreign currency translation		255,859	105,935	111,999	101,445
Losses on foreign currency transaction		4,017	15,610	14,775	42,388
Losses on repayments of financial liabilities		5	5	—	—
Others		280	591	150	259

	~~W~~	768,651	1,502,552	610,604	1,149,549

(2)	Interest expense included in finance expenses for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Trade and other payables	~~W~~	14,661	28,110	17,103	33,506
Short-term borrowings		13,971	20,008	1,339	2,819
Long-term borrowings		15,166	38,686	19,879	42,449
Debt securities		422,221	850,587	488,866	988,164
Other financial liabilities		124,373	247,989	119,916	240,739

		590,392	1,185,380	647,103	1,307,677

Less: capitalized borrowing costs		(153,970)	(308,004)	(224,079)	(426,418)

	~~W~~	436,422	877,376	423,024	881,259

Capitalization rates for the six-month periods ended June 30, 2017 and 2016 are 2.28%~3.58% and 2.31%~4.12% respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

40.	Income Taxes

(1)	Income tax expense for the six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017		June 30, 2016
Current income tax expense
Payment of income tax	~~W~~	561,882	1,815,868
Adjustment due to changes in estimates related to prior years		(13,886)	40,194
Current income tax directly recognized in equity		51,012	80,873

		599,008	1,936,935

Deferred income tax expense
Generation and realization of temporary differences		125,846	50,687
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(11,028)	(7,533)
Tax credit carryforwards		—	2,260

		114,818	45,414

Income tax expense	~~W~~	713,826	1,982,349

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017		June 30, 2016
Income before income tax	~~W~~	1,972,778	5,912,970

Income tax expense computed at applicable tax rate of 24.2%		477,412	1,430,939

Adjustments
Effect of applying gradual tax rate		(2,251)	(2,293)
Effect of non-taxable income		(14,914)	(9,476)
Effect of non-deductible expenses		2,592	5,838
Effects of tax credits and deduction		(106,922)	(26,052)
Recognition (reversal) of unrecognized deferred tax asset, net		(11,028)	(7,533)
Deferred income tax related to investments in subsidiaries and associates		376,624	542,254
Others, net		6,199	8,478

		250,300	511,216
Adjustment in respect of prior years due to change in estimate		(13,886)	40,194

Income tax expense	~~W~~	713,826	1,982,349

Effective tax rate		36.20%	33.50%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017		June 30, 2016
Dividends of hybrid securities	~~W~~	2,621	2,627

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

40.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017		June 30, 2016
Income tax recognized as other comprehensive income (loss)
Loss on valuation of available-for-sale financial assets	~~W~~	(3,618)	(8,916)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		38	(22,581)
Remeasurements of defined benefit obligations		27,381	107,812
Investments in associates		5,018	1,526
Others		19,572	406

	~~W~~	48,391	78,247

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the six-month period Ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	493,331	55,529	27,381	—	576,241
Cash flow hedge		(53,583)	79,294	38	—	25,749
Investments in associates or subsidiaries		(7,166,345)	(345,246)	5,018	—	(7,506,573)
Property, plant and equipment		(5,527,318)	(101,257)	—	—	(5,628,575)
Finance lease		(345,431)	(23,628)	—	—	(369,059)
Intangible assets		8,987	3,148	—	—	12,135
Financial assets at fair value through profit or loss		(62)	196	—	—	134
Available-for-sale financial assets		(68,347)	(2,151)	(3,618)	—	(74,116)
Deferred revenue		213,859	(3,464)	—	—	210,395
Provisions		3,583,371	70,717	—	—	3,654,088
Doubtful receivables		2,696	—	—	—	2,696
Other finance liabilities		30,249	928	—	2,621	33,798
Gains on foreign exchange translation		138,938	(66,775)	—	—	72,163
Allowance for doubtful accounts		17,252	1,819	—	—	19,071
Accrued income		(5,367)	827	—	—	(4,540)
Special deduction for property, plant and equipment		(194,309)	150	—	—	(194,159)
Reserve for research and human development		(12,883)	2,449	—	—	(10,434)
Others		695,870	161,634	19,572	—	877,076

		(8,189,092)	(165,830)	48,391	2,621	(8,303,910)

Deferred income tax on unused tax losses and tax credit
Tax credit		35,703	—	—	—	35,703

		35,703	—	—	—	35,703

	~~W~~	(8,153,389)	(165,830)	48,391	2,621	(8,268,207)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

40.	Income Taxes, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the six-

month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	407,342	36,003	49,986	—	493,331
Cash flow hedge		(29,013)	(6,235)	(18,335)	—	(53,583)
Investments in associates or subsidiaries		(6,449,998)	(717,072)	7,731	(7,006)	(7,166,345)
Property, plant and equipment		(5,495,786)	(31,532)	—	—	(5,527,318)
Finance lease		(272,430)	(73,001)	—	—	(345,431)
Intangible assets		9,420	(433)	—	—	8,987
Financial assets at fair value through profit or loss		(4)	(58)	—	—	(62)
Available-for-sale financial assets		(49,199)	(11,005)	(8,143)	—	(68,347)
Deferred revenue		215,361	(1,502)	—	—	213,859
Provisions		3,372,423	210,948	—	—	3,583,371
Doubtful receivables		1,405	1,291	—	—	2,696
Other finance liabilities		26,298	(1,302)	—	5,253	30,249
Gains or losses on foreign exchange translation		128,714	10,224	—	—	138,938
Allowance for doubtful accounts		18,976	(1,724)	—	—	17,252
Accrued income		(11,231)	5,864	—	—	(5,367)
Special deduction for property, plant and equipment		(194,347)	38	—	—	(194,309)
Reserve for research and human development		(20,688)	7,805	—	—	(12,883)
Others		576,585	118,712	573	—	695,870

		(7,766,172)	(452,979)	31,812	(1,753)	(8,189,092)

Deferred income tax on unused tax losses and tax credit
Tax losses		(3)	3	—	—	—
Tax credit		27,115	8,588	—	—	35,703

		27,112	8,591	—	—	35,703

	~~W~~	(7,739,060)	(444,388)	31,812	(1,753)	(8,153,389)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Deferred income tax assets	~~W~~	824,051	795,131
Deferred income tax liabilities		(9,092,258)	(8,948,520)

	~~W~~	(8,268,207)	(8,153,389)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

40.	Income Taxes, Continued

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Deductible temporary differences	~~W~~	421,380	426,718

41.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Land (*1)	~~W~~	2,765	2,907
Building (*1)		19,369	20,366
Investments in associates (*2, 3)		42,569	42,569

	~~W~~	64,703	65,842

(*1)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.
(*2)	Korea Western Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.
(*3)	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, reclassified its investments in Yeongwol Energy Station Co., Ltd. to assets held-for-sale according to the shareholders’ agreement. The reclassified amount is determined as using the lower amount of either the book value or fair value less costs to sell.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	7,309,898	7,309,898
Salaries		348,225	1,641,886	1,990,111
Retirement benefit expense		33,260	190,236	223,496
Welfare and benefit expense		55,676	198,457	254,133
Insurance expense		7,027	46,610	53,637
Depreciation		94,613	4,666,634	4,761,247
Amortization of intangible assets		21,290	40,039	61,329
Bad debt expense		8,635	—	8,635
Commission		321,689	224,489	546,178
Advertising expense		17,100	4,071	21,171
Training expense		3,233	4,987	8,220
Vehicle maintenance expense		4,837	3,493	8,330
Publishing expense		1,796	1,621	3,417
Business development expense		2,033	3,649	5,682
Rent expense		15,931	67,428	83,359
Telecommunication expense		12,739	36,522	49,261
Transportation expense		238	2,709	2,947
Taxes and dues		29,467	237,337	266,804
Expendable supplies expense		3,319	16,236	19,555
Water, light and heating expense		5,754	15,850	21,604
Repairs and maintenance expense		23,741	921,471	945,212
Ordinary development expense		88,131	229,828	317,959
Travel expense		8,884	34,989	43,873
Clothing expense		830	2,041	2,871
Survey and analysis expense		330	1,640	1,970
Membership fee		767	3,643	4,410
Power purchase		—	6,943,839	6,943,839
Others		72,864	1,730,458	1,803,322

	~~W~~	1,182,409	24,580,061	25,762,470

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2017 and 2016 are as follows, continued:

In millions of won	June 30, 2016
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	6,215,759	6,215,759
Salaries		336,662	1,559,841	1,896,503
Retirement benefit expense		33,063	174,195	207,258
Welfare and benefit expense		50,729	180,174	230,903
Insurance expense		5,642	43,159	48,801
Depreciation		73,455	4,170,892	4,244,347
Amortization of intangible assets		17,959	19,462	37,421
Bad debt expense		15,228	—	15,228
Commission		300,178	203,621	503,799
Advertising expense		16,956	3,911	20,867
Training expense		2,145	5,010	7,155
Vehicle maintenance expense		4,625	3,210	7,835
Publishing expense		1,903	1,882	3,785
Business development expense		1,756	2,300	4,056
Rent expense		19,143	63,680	82,823
Telecommunication expense		13,537	38,626	52,163
Transportation expense		288	2,433	2,721
Taxes and dues		32,550	241,027	273,577
Expendable supplies expense		2,628	14,319	16,947
Water, light and heating expense		5,039	9,497	14,536
Repairs and maintenance expense		28,781	828,078	856,859
Ordinary development expense		70,192	216,656	286,848
Travel expense		9,009	33,123	42,132
Clothing expense		1,016	1,362	2,378
Survey and analysis expense		311	1,395	1,706
Membership fee		762	7,736	8,498
Power purchase		—	5,240,815	5,240,815
Others		57,558	2,267,632	2,325,190

	~~W~~	1,101,115	21,549,795	22,650,910

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In won	June 30, 2017			June 30, 2016
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Basic earnings per share	~~W~~	510	1,860	2,689	6,016

(2)	Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the three and six-month periods ended June 30, 2017 and 2016 are as follows

In millions of won except number of shares	June 30, 2017			June 30, 2016
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Controlling interest in net income	~~W~~	327,166	1,194,079	1,726,467	3,861,917
Profit used in the calculation of total basic earnings per share		327,166	1,194,079	1,726,467	3,861,917
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings per share for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In number of shares	June 30, 2017		June 30, 2016
Type	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings per share are same as basic earnings per share for the six-month periods ended June 30, 2017 and 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains consistent with the prior year.

Details of the Company’s capital management accounts as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Total borrowings and debt securities	~~W~~	56,717,674	53,639,205
Cash and cash equivalents		3,482,936	3,051,353

Net borrowings and debt securities		53,234,738	50,587,852

Total shareholder’s equity		72,870,023	73,050,545

Debt to equity ratio		73.05%	69.25%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	3,482,936	3,051,353
Derivative assets (trading)		178,593	367,477
Available-for-sale financial assets		875,936	1,014,732
Held-to-maturity investments		3,172	3,244
Loans and receivables		934,673	834,207
Long-term/short-term financial instruments		2,013,364	2,695,926
Financial assets at fair value through profit or loss		49,548	—
Derivative assets (applying hedge accounting)		116,962	413,897
Trade and other receivables		8,628,999	9,692,391
Financial guarantee contracts (*)		1,174,540	1,396,152

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won		June 30, 2017			December 31, 2016
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	383,921	(338,147)	344,874	(304,685)
Discount rate	Increase (decrease) in defined benefit obligation		(335,834)	394,636	(305,031)	371,689

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are ~~W~~2,957 million and ~~W~~3,026 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2017 and Dember 31, 2016 are as follows:

Type	Accounts	June 30, 2017	December 31, 2016
PCBs	Inflation rate	1.29%	1.29%
	Discount rate	2.77%	2.77%
Nuclear plants	Inflation rate	1.40%	1.40%
	Discount rate	3.55%	3.55%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won		June 30, 2017			December 31, 2016
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(733)	738	(817)	822
	Nuclear plants		(208,053)	213,808	(209,277)	215,139
	Spent fuel		(50,955)	52,934	(52,353)	54,387
Inflation rate	PCBs		845	(841)	834	(830)
	Nuclear plants		244,337	(237,660)	240,115	(233,553)
	Spent fuel		53,699	(51,762)	55,173	(53,182)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2017 and December 31, 2016 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
AED	11,687	7,479	904	1,534
AUD	174	187	635,728	632,613
BDT	59,342	49,110	1,458	833
BWP	1,608	4,296	176	3,222
CHF	—	—	400,010	400,308
CNY	—	—	26,140	—
EUR	5,227	17,585	19,762	14,111
GBP	4	3	—	110
IDR	339,404	52,568	12,622	—
INR	1,195,921	1,059,092	91,203	161,631
IRR	—	—	6,500	—
JOD	1,021	1,746	5	5
JPY	688,923	520,746	20,732,359	20,442,504
KZT	12,157	12,157	—	—
MGA	4,356,875	3,408,579	120,241	150,430
PHP	349,195	415,818	157,807	136,700
PKR	200,894	274,090	2,422	5,051
SAR	1,194	1,149	21	—
SEK	—	—	618	—
SGD	—	—	59	—
USD	1,088,580	1,319,524	8,983,705	9,445,567
UYU	1,833	1,307	233	586
ZAR	465	386	3	75

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of income before income tax	~~W~~	(1,022,424)	1,022,424	(1,101,372)	1,101,372
Increase (decrease) of shareholder’s equity (*)		(1,022,424)	1,022,424	(1,101,372)	1,101,372

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2017 and December 31, 2016.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won
Type	June 30, 2017		December 31, 2016
Short-term borrowings	~~W~~	308,481	289,322
Long-term borrowings		1,449,248	1,459,969
Debt securities		1,107,720	1,518,500

	~~W~~	2,865,449	3,267,791

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(28,654)	28,654	(32,678)	32,678
Increase (decrease) of shareholder’s equity (*)		(28,654)	28,654	(32,678)	32,678

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	256,488	(256,488)	260,841	(260,841)
Increase (decrease) of shareholder’s equity (*)		256,488	(256,488)	260,841	(260,841)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of June 30, 2017 and December 31, 2016. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	June 30, 2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	12,596,697	9,922,922	22,526,531	21,602,022	66,648,172
Finance lease liabilities		175,023	131,122	207,389	130,497	644,031
Trade and other payables		5,124,780	289,142	666,346	2,171,533	8,251,801
Financial guarantee contracts (*)		29,630	15,163	959,955	169,792	1,174,540

	~~W~~	17,926,130	10,358,349	24,360,221	24,073,844	76,718,544

In millions of won	December 31, 2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,613,185	9,786,209	19,353,498	24,461,835	64,214,727
Finance lease liabilities		175,512	174,534	229,495	152,247	731,788
Trade and other payables		5,464,234	307,222	660,426	2,170,525	8,602,407
Financial guarantee contracts (*)		249,200	40,617	865,842	240,493	1,396,152

	~~W~~	16,502,131	10,308,582	21,109,261	27,025,100	74,945,074

(*)	This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2017 and December 31, 2016 are ~~W~~26,475 million and ~~W~~29,665 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of June 30, 2017 and December 31, 2016 in detail are as follows:

In millions of won	June 30, 2017
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,482,936	—	—	—	3,482,936
Available-for-sale financial assets		—	—	287,803	588,133	875,936
Held-to-maturity investments		53	3,119	—	—	3,172
Loans and receivables		247,967	260,797	455,180	11,656	975,600
Long-term/short-term financial Instruments		1,449,959	242,226	320,853	326	2,013,364
Financial assets at fair value through profit or loss		49,548	—	—	—	49,548
Trade and other receivables		6,839,799	868,502	855,128	73,141	8,636,570

	~~W~~	12,070,262	1,374,644	1,918,964	673,256	16,037,126

In millions of won	December 31, 2016
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,051,353	—	—	—	3,051,353
Available-for-sale financial assets		—	—	—	1,014,732	1,014,732
Held-to-maturity investments		114	3,126	4	—	3,244
Loans and receivables		198,133	233,564	439,666	5,591	876,954
Long-term/short-term financial instruments		2,281,460	200,001	214,122	343	2,695,926
Trade and other receivables		7,790,953	915,679	919,901	74,199	9,700,732

	~~W~~	13,322,013	1,352,370	1,573,693	1,094,865	17,342,941

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(6,639)	(29,970)	(24,757)	(43,918)	(105,284)
- Hedging		(10,921)	(21,139)	(17,084)	(29,934)	(79,078)

	~~W~~	(17,560)	(51,109)	(41,841)	(73,852)	(184,362)

In millions of won	December 31, 2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(3,081)	(24,044)	—	(2,799)	(29,924)
- Hedging		(2,645)	(2,645)	(56,484)	(56,575)	(118,349)

	~~W~~	(5,726)	(26,689)	(56,484)	(59,374)	(148,273)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Available-for-sale financial assets (*1)	~~W~~	875,936	875,936	1,014,732	1,014,732
Derivative assets (trading)		178,593	178,593	367,477	367,477
Derivative assets (applying hedge accounting)		116,962	116,962	413,897	413,897
Long-term financial instruments		563,405	563,405	414,466	414,466
Short-term financial instruments		1,449,959	1,449,959	2,281,460	2,281,460
Financial assets at fair value through profit or loss		49,548	49,548	—	—

		3,234,403	3,234,403	4,492,032	4,492,032

Assets carried at amortized cost
Held-to-maturity investments		3,172	3,172	3,244	3,244
Loans and receivables		934,673	934,673	834,207	834,207
Trade and other receivables		8,628,999	8,628,999	9,692,391	9,692,391
Cash and cash equivalents		3,482,936	3,482,936	3,051,353	3,051,353

		13,049,780	13,049,780	13,581,195	13,581,195

Liabilities recognized at fair value
Derivative liabilities (trading)		21,964	21,964	21,529	21,529
Derivative liabilities (applying hedge accounting)		143,511	143,511	117,157	117,157

		165,475	165,475	138,686	138,686

Liabilities carried at amortized cost
Secured borrowings		967,883	967,883	744,565	744,565
Unsecured bond		50,609,634	52,099,951	50,749,793	54,455,659
Finance lease liabilities		479,513	479,513	541,179	541,179
Unsecured borrowings		5,093,309	5,093,309	2,089,885	2,099,574
Trade and other payables (*2)		8,251,801	8,251,801	8,602,407	8,602,407
Bank overdraft		46,848	46,848	54,962	54,962

	~~W~~	65,448,988	66,939,305	62,782,791	66,498,346

(*1)	Book values of equity securities held by the Company that were measured at cost as of June 30, 2017 and December 31, 2016 are ~~W~~40,838 million and ~~W~~138,557 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2017 and December 31, 2016 are as follows:

Type	June 30, 2017	December 31, 2016
Derivatives	0.05% ~ 4.16%	0.02% ~ 4.16%
Borrowings and debt securities	0.75%~ 4.38%	0.02% ~ 4.38%
Finance lease	9.00%~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	274,953	287,803	272,341	835,097
Derivative assets		—	285,032	10,523	295,555
Financial assets at fair value through profit or loss		—	49,548	—	49,548

	~~W~~	274,953	622,383	282,864	1,180,200

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	165,475	—	165,475

In millions of won	December 31, 2016
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	268,171	437,015	269,461	974,647
Derivative assets		—	770,851	10,523	781,374

	~~W~~	268,171	1,207,866	279,984	1,756,021

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	138,686	—	138,686

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	June 30, 2017
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	269,461	—	—	(2)	—	2,882	272,341

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	180,390	—	98,472	(9,401)	—	—	269,461

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of June 30, 2017 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	119,036
1~ 2 years		119,036
2~ 3 years		119,036
Over 3 years		228,152

	~~W~~	585,260

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2017~2047) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2017 to 2047. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of June 30, 2017 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	26,220
1~ 2 years		28,594
2~ 3 years		28,454
Over 3 years		627,021

	~~W~~	710,289

(iv)	Accumulated contract costs and profits related to the Company’s contract in process as of June 30, 2017 were ~~W~~129,961 million and ~~W~~8,179 million, respectively. There are no amount due from customers and advance receipts in progress.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties

(1)	Related parties of the Company as of June 30, 2017 are as follows:

Type	Related party

Parent	Republic of Korea government

Subsidiaries (92 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd.,KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP (Barbados) 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Co., EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2), Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, Cogentrix Solar Services, LLC, Solar Investments I, LLC, Cogentrix of Alamosa, LLC

Associates (57 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.), Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd

Joint ventures (45 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Company Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., KODE NOVUS I LLC, KODE NOVUS II LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Canada Korea Uranium Limited Partnership, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2017 and 2016 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	June 30, 2017		June 30, 2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	8,058	8,330
Korea Gas Corporation	Electricity sales		43,390	45,071
Daegu Photovoltaic Co., Ltd.	Electricity sales		349	—
Jeongam Wind Power Co., Ltd.	Electricity sales		13	5
Korea Power Engineering Service Co., Ltd.	Service		191	615
Yeongwol Energy Station Co., Ltd.	Service		414	448
KS Solar Co., Ltd.	Electricity sales		5	10
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Service		1	1
Korea Electric Power Industrial Development Co., Ltd.	Service		7,110	6,082
DS POWER Co., Ltd.	Service		3,660	26,629
Goseong Green Energy Co., Ltd.	Electricity sales		18,772	2,550
Gangneung Eco Power Co., Ltd.	Service		871	1,196
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		5,991	76
Naepo Green Energy Co., Ltd.	Electricity sales		91	49
Noeul Green Energy Co., Ltd.	Service		15	—
Samcheok Eco Material Co., Ltd.	Electricity sales		118	—
YTN Co., Ltd.	Electricity sales		1,026	847
Busan Green Energy Co., Ltd.	Service		75	117
Korea Electric Vehicle Charge Service	Service		232	30
Ulleungdo Natural Energy Co., Ltd.	Service		207	154
Tamra Offshore Wind Power Co., Ltd	Electricity sales		24	—
Cheongna Energy Co., Ltd.	Service		4,584	4,209
Gangwon Wind Power Co., Ltd.	Electricity sales		905	1,194
Hyundai Green Power Co., Ltd.	Design service		11,347	12,074
Korea Power Exchange	Service		2,932	2,597
Hyundai Energy Co., Ltd.	Service		9,869	11,718
Taebaek Wind Power Co., Ltd.	Service		403	448
Pyeongchang Wind Power Co., Ltd.	Service		594	20
Daeryun Power Co., Ltd.	Electricity sales		882	793
Changjuk Wind Power Co., Ltd.	Electricity sales		551	760
KNH Solar Co., Ltd.	Electricity sales		8	9
S-Power Co., Ltd.	Service		3,204	2,796
Busan Solar Co., Ltd.	Electricity sales		—	8
Green Biomass Co., Ltd.	Electricity sales		—	2
SPC Power Corporation	Dividend income		5,562	4,298
Gemeng International Energy Co., Ltd.	Dividend income		—	16,476
Dolphin Property Limited	Dividend income		—	35
PT. Bayan Resources TBK	Service		138	120
Nepal Water & Energy Development Pty Ltd.	Service		107	159
Pioneer Gas Power Limited	Service		—	26
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		278	443
<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		468	369
KEPCO SPC Power Corporation	Service		26,839	3,817
KAPES, Inc.	Commission		382	530
Dangjin Eco Power Co., Ltd.	Technical fee		461	532
Honam Wind Power Co., Ltd.	Electricity sales		517	135
Seokmun Energy Co., Ltd.	Technical fee		1,029	518
Incheon New Power Co., Ltd.	Construction revenue		277	260
Chun-cheon Energy Co., Ltd.	Service		2,821	1,820
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		812	788
KW Nuclear Components Co., Ltd.	Service		611	2,665

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2017 and 2016 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	June 30, 2017		June 30, 2016
KEPCO-Uhde Inc.	Service	~~W~~	12	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		5,617	7,178
Busan Shinho Solar Power Co., Ltd.	Electricity sales		76	197
Datang Chifeng Renewable Power Co., Ltd.	Interest income		293	7,845
Rabigh Electricity Company	Interest income		323	374
Rabigh Operation & Maintenance Company Limited	Service		197	—
Shuweihat Asia Power Investment B.V.	Dividend income		1,007	—
Shuweihat Asia Operation & Maintenance Company	Service		65	101
ASM-BG Investicii AD	Service		87	252
Jamaica Public Service Company Limited	Service		—	1,606
KV Holdings, Inc.	Dividend income		—	302
Datang KEPCO Chaoyang Renewable Co., Ltd.	Dividend income		—	440
Amman Asia Electric Power Company	Service		7,356	3,559
Kelar S.A	Service		216	1,045
Barakah One Company	Service		3,416	—
<Others>
Korea Development Bank	Electricity sales		1,482	1,399
	Interest income		664	235
<Purchase and Others>
In millions of won		Purchase and others
Company name	Transaction type	June 30, 2017		June 30, 2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	~~W~~	438,454	450,109
Korea Gas Corporation	Purchase of power generation fuel		1,443,521	1,580,827
Daegu Photovoltaic Co., Ltd.	REC purchase		1,875	1,628
Korea Power Engineering Service Co., Ltd.	Services		397	325
Yeongwol Energy Station Co., Ltd.	REC purchase		9,490	9,236
KS Solar Co., Ltd.	REC purchase		900	2,028
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental Fee and others		189	163
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		121,286	120,254
DS POWER Co., Ltd.	Services		—	3
Noeul Green Energy Co., Ltd.	Services		6,528	—
YTN Co., Ltd.	Advertisement fee		187	67
Korea Electric Vehicle Charge Service	Services		11	—
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		36	30
Cheongna Energy Co., Ltd.	Services		58	73
Gangwon Wind Power Co., Ltd.	Electricity purchase		12,945	13,977
Hyundai Green Power Co., Ltd.	Electricity purchase		226,156	223,996
Korea Power Exchange	Trading fees		54,129	46,310
Hyundai Energy Co., Ltd.	Electricity purchase		8,098	452
Taebaek Wind Power Co., Ltd.	REC purchase		3,842	3,410
Pyeongchang Wind Power Co., Ltd.	Design service		1,434	—
Daeryun Power Co., Ltd.	Electricity purchase		77,692	119,644
Changjuk Wind Power Co., Ltd.	Electricity purchase		3,572	3,281
KNH Solar Co., Ltd.	Electricity purchase		1,748	2,655
S-Power Co., Ltd.	Services		251,229	223,016
Busan Solar Co., Ltd.	Electricity purchase		—	1,079
Green Biomass Co., Ltd.	Woodchip purchase		881	1,586

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2017 and 2016 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2017		June 30, 2016
<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase	~~W~~	133,911	136,515
KAPES, Inc.	Service		62,686	68,611
Honam Wind Power Co., Ltd.	Electricity purchase		3,016	3,168
Seokmun Energy Co., Ltd.	Services		10,433	—
Chun-cheon Energy Co., Ltd.	Services		19,596	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		5,603	5,560
GS Donghae Electric Power Co., Ltd.	Electricity purchase		95,834	—
Busan Shinho Solar Power Co., Ltd.	REC Purchase		4,357	3,595
Global Trade Of Power System Co., Ltd.	Service		260	289
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		1,306	1,570
Jamaica Public Service Company Limited	Service		161	79
<Others>
Korea Development Bank	Interest expense		3,971	4,370
	Provision of dividends		418,346	654,829

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2017		December 31, 2016	June 30, 2017	December 31, 2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	1,345	1,073	—	—
	Trade payables		—	—	65,500	93,493
Korea Gas Corporation	Trade receivables		6,586	8,739	—	—
	Non-trade receivables and others		393	78	—	—
	Trade payables		—	—	224,255	399,563
	Non-trade payables and others		—	—	178	9,090
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	80	56
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	6	4
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,046	7,064	—	—
	Trade payables		—	—	1,491	229
KS Solar Co., Ltd.	Trade receivables		—	2	—	—
	Trade payables		—	—	—	53
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		235	362	—	—
	Non-trade receivables and others		36	47	—	—
	Non-trade payables and others		—	—	12,834	18,628
DS Power Co., Ltd.	Trade receivables		433	1,775	—	—
	Non-trade receivables and others		1,316	—	—	—
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	5,500	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		3,080	2,137	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		—	215	—	—
	Non-trade payables and others		—	—	131	—
Naepo Green Energy Co., Ltd.	Trade receivables		10	14	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		3	18	—	—
	Non-trade receivables and others		—	—	40	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		15	21	—	—
YTN Co., Ltd.	Trade receivables		101	165	—	—
	Non-trade payables and others		—	—	—	132
Busan Green Energy Co., Ltd.	Trade receivables		7	9	—	—
Korea Electric Vehicle Charge Service	Trade receivables		13	12	—	—
Ulleungdo Natural Energy Co., Ltd.	Non-trade receivables and others		113	111	—	—
Cheongna Energy Co., Ltd.	Trade receivables		112	165	—	—
	Non-trade payables and others		—	—	389	82
Gangwon Wind Power Co., Ltd.	Trade receivables		15	8	—	—
	Trade payables		—	—	607	2,031
Hyundai Green Power Co., Ltd.	Trade receivables		395	569	—	—
	Trade payables		—	—	36,548	31,507
Korea Power Exchange	Trade receivables		560	1,066	—	—
	Non-trade receivables and others		153	53	—	—
	Non-trade payables and others		—	—	1,220	1,235
Hyundai Energy Co., Ltd.	Trade receivables		75	72	—	—
	Non-trade receivables and others		78,346	68,798	—	—
	Trade payables		—	—	215	86
	Non-trade payables and others		—	—	7,335	—
Ecollite Co., Ltd.	Non-trade receivables and others		—	210	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		102	112	—	—
	Trade payables		—	—	115	386
	Non-trade payables and others		—	—	—	304
Pyeongchang Wind Power Co., Ltd.	Trade receivables		5	4	—	—
	Non-trade payables and others		—	—	—	255
Daeryun Power Co., Ltd.	Trade receivables		113	140	—	—
	Trade payables		—	—	19,706	21,646
Changjuk Wind Power Co., Ltd.	Trade receivables		93	100	—	—
	Trade payables		—	—	113	358
	Non-trade payables and others		—	—	—	334

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2017		December 31, 2016	June 30, 2017	December 31, 2016
KNH Solar Co., Ltd.	Trade receivables	~~W~~	1	1	—	—
	Non-trade payables and others		—	—	—	204
S-Power Co., Ltd.	Trade receivables		206	142	—	—
	Non-trade receivables and others		—	393	—	—
	Trade payables		—	—	29,909	51,844
	Non-trade payables and others		—	—	16	—
Green Biomass Co., Ltd.	Non-trade payables and others		—	—	224	113
SPC Power Corporation	Non-trade receivables and others		5,133	—	—	—
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		970	889	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		—	82	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		—	58	—	—
<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		64	52	—	—
	Non-trade receivables and others		2	1	—	—
	Trade payables		—	—	18,383	27,400
KEPCO SPC Power Corporation	Non-trade receivables and others		2,091	2,349	—	—
KAPES, Inc.	Non-trade receivables and others		242	235	—	—
	Non-trade payables and others		—	—	58	11,992
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		945	833	—	—
	Non-trade payables and others		—	—	108	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	85	424
	Non-trade payables and others		—	—	4,624	3,082
Seokmun Energy Co., Ltd.	Trade receivables		145	114	—	—
	Non-trade receivables and others		114	160	—	—
	Non-trade payables and others		—	—	4,426	—
Incheon New Power Co., Ltd.	Trade receivables		127	128	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		132	—	—	—
	Non-trade receivables and others		685	255	—	—
	Trade payables		—	—	19,596	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		7	6	—	—
	Non-trade receivables and others		141	145	—	—
	Trade payables		—	—	175	761
	Non-trade payables and others		—	—	659	1,362
KW Nuclear Components Co., Ltd.	Trade receivables		3	—	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	7	4
GS Donghae Electric Power Co., Ltd.	Trade receivables		720	775	—	—
	Non-trade receivables and others		197	1,497	—	—
	Trade payables		—	—	33,552	—
	Non-trade payables and others		—	—	660	993
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	3	—	—
	Trade payables		—	—	199	129
	Non-trade payables and others		—	—	1,141	670
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		149	210	—	—
Rabigh Operation & Maintenance Company Limited	Trade receivables		—	2,275	—	—
ASM-BG Investicii AD	Non-trade receivables and others		115	64	—	—
Jamaica Public Service Company Limited	Trade receivables		—	615	—	—
Amman Asia Electric Power Company	Trade receivables		1,864	2,509	—	—
<Others>
Korea Development Bank	Accrued interest income		26	672	—	—
	Non-trade receivables and others		77,365	217,481	—	—
	Non-trade payables and others		—	—	465	408
	Derivatives		13,699	25,306	10,097	3,278

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	29,282	108	—	(1,558)	27,832
	(Allowance for doubtful accounts)		(18,191)	—	—	824	(17,367)
Associates	PT. Cirebon Electric Power		26,733	1,240	(1,270)	(4,664)	22,039
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	(1,413)	—	—
Associates	PT Wampu Electric Power		14,022	441	—	(801)	13,662
Associates	Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		9,396	—	—	—	9,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		—	—	—	(2,465)	(2,465)
Joint ventures	KEPCO SPC Power Corporation		27,795	—	(5,253)	(1,573)	20,969
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		16,344	—	(3,861)	(924)	11,559
Joint ventures	Rabigh Electricity Company		2,641	—	(2,496)	(145)	—
Joint ventures	KODE NOVUS II LLC		4,532	—	—	(258)	4,274
	(Allowance for doubtful accounts)		(4,532)	—	—	258	(4,274)
Joint ventures	Kelar S.A		—	54,631	(1,859)	(1,433)	51,339
Joint ventures	Daehan Wind Power PSC		683	640	—	—	1,323

		~~W~~	112,583	57,060	(16,152)	(12,739)	140,752

(6)	Borrowings arising from related party transactions as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development	Facility	~~W~~	207,993	27,324	(88,776)	—	146,541
Bank	Others		5,663	—	(377)	—	5,286
	Operating funds		37,000	5,000	(25,000)	—	17,000
	Syndicated Loan		6,075	5,616	—	(274)	11,417

(7)	Guarantees provided to associates or joint ventures as of June 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	RABEC
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Ho Chi Minh
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	3,404,275
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	27,211	KEB Hana Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	55,948	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW	111,134	Kookmin Bank and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	23,760	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	Heungkuk Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	15,370	KEB Hana Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	52,700	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	60,270	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	15,375	KEB Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	46,983	The Bank of Tokyo-Mitsubishi and others
		Other guarantees	USD	3,150	PT Adaro Indonesia
EWP Barbados 1 SRL	Jamaica Public Service Company Limited	Performance guarantees	USD	16,000	Societe Generale
		Guarantees for supplemental funding and others (*1, 3)	USD	92,000	JCSD Trustee Services Limited and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	46,226	Shinhan Bank
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD	68,250	KEB Hana Bank, SMBC, Mizuho Bank and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding and others (*1)		—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others (*1)		—	Shinhan Bank
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd	Collateralized money invested	KRW	5,580	SK Securities Co., Ltd.
		Guarantees for supplemental funding and others (*1)		—
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW	15,000	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	9,900	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD	5,367	SMBC
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,409	IBK and others
Korea Midland Power Co., Ltd.	YaksuESS Co.,Ltd	Collateralized money invested	KRW	210	Hanwha Life Insurance Co., Ltd.
		Guarantees for supplemental funding and others (*1)		—
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding and others (*1)	KRW	78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	15,595	Korea Development Bank and others
		Debt guarantees	EUR	4,271
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	Korea Development Bank and others
		Debt guarantees	EUR	4,175
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others (*1, 2)	KRW	2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding and others (*1)	USD	3,750	Korea Development Bank
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding and others (*1)		—	Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.,	Collateralized money invested	KRW	1,740	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	14,564	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	6,800	Shinhan Bank
		Guarantees for supplemental funding and others (*1)		—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	The Company has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Express Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Company to dispose of shares in ESPG held by the Company and apply the resulting proceeds to repayment of ESPG’s obligations.
(*3)	This includes a guarantee for the business of 190MW gas complex thermal power plant invested by Jamaica Public Service Company Limited (“JPS”), a joint venture of the Company, and Jamaica Energy Holdings Limited, a subsidiary of JPS. The amount that the Company guarantees for the business is up to USD 46,000 thousand, which consists of USD 23,000 thousand the Company separately guarantees and the Company’s portion (50%) of the guarantee provided by JPS which is USD 23,000 thousand.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

46.	Related Parties, Continued

(8)	As of June 30, 2017, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of June 30, 2017 are as follows:

(i)	Currency Swap

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
Korea Development Bank	2016~2019	~~W~~	105,260	USD 100,000	2.48%	2.38%	~~W~~	1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00

(10)	Salaries and other compensations to the key members of management of the Company for the three and six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won	June 30, 2017			June 30, 2016
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	668	873	887	1,061
Employee benefits		14	25	5	10

	~~W~~	682	898	892	1,071

47.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the six-month periods ended June 30, 2017 and 2016 are as follows:

In millions of won
Transactions	June 30, 2017		June 30, 2016
Transfer from construction-in-progress to other assets	~~W~~	5,809,903	2,943,544
Recognition of asset retirement cost and related provision for decommissioning costs		90,827	129,844
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		228,824	248,451

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

48.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
Contracts	Amounts		Balance	Amounts	Balance
Purchase of switch (25.8kV Eco) 11,395	~~W~~	40,227	—	40,226	28,072
Purchase of switch (25.8kV Eco) 12,450		50,526	42,073	—	—
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (New Bupyung-Youngseo)		50,256	50,256	50,256	50,256
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		42,500	42,500	42,500	42,500
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		34,500	34,500	—	—
Purchase of GIS (362KV 6300A 63KA) 26CB – SingosungS/S		36,950	—	36,950	19,897
Purchase of GIS (362KV 6300A 63KA) 26CB – HwasungS/S		40,000	40,000	—	—
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,476	18,044	37,476	27,760
Purchase of GIS (362KV 6300A 63KA) and 1 other 18CB – BukbusanS/S		34,000	—	34,000	20,766
Purchase of GIS (800KV 8000A 50KA) 10CB – SinjungbuS/S		63,730	63,730	63,730	63,730
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – ShinjungbuS/S		37,500	37,500	37,500	37,500
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,500,000M		71,986	—	71,986	50,593
Purchase of Concrete Poles (10M, 350KGF)		129,175	34,591	129,175	105,905
Construction of Saeul units (#1,2)		7,363,513	223,130	6,856,150	—
Construction of Saeul units (#3,4)		8,625,387	6,874,866	8,625,387	7,286,503
Construction of New Hanwool units (#1,2)		7,982,342	1,378,558	7,982,342	1,157,700
Construction of New Hanwool units (#3,4)		8,261,817	8,125,132	8,261,818	8,170,896
Construction of Yeosu thermal power units (#1)		—	—	174,291	1,139
Other 39 contracts		380,752	154,132	430,204	222,555
Purchase of main machine for construction of Seoul Combined units (#1,2)		361,203	160,726	360,500	300,663
Construction of Seoul Combined units (#1,2)		225,205	84,363	225,205	129,589
Electricity construction of New Boryeong units (#1,2)		378,177	18,782	354,740	26,878
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		121,093	1,879	121,093	2,023
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		146,353	3,543	146,353	3,543
Service of designing New Boryeong units (#1,2)		126,038	14,600	126,038	24,333
Purchase of main machine for construction of New Boryeong units (#1,2)		866,065	7,452	851,132	10,746
Construction of New Boryeong units (#1,2)		300,988	16,046	288,438	17,828
Purchase of furnace for construction of New Seocheon thermal power plant		302,030	237,056	—	—
Purchase of turbine generator for construction of New Seocheon thermal power plant		104,402	83,522	—	—
Electricity construction of New Seocheon thermal power plant		196,279	195,118	—	—
Purchase of main machine for Jeju LNG combined		166,287	89,323	—	—
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		193,375	5,351	192,945	38,218

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The agreements for acquisition of property, plant and equipment as of June 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	June 30, 2017			December 31, 2016
Contracts	Amounts		Balance	Amounts	Balance
Purchase of furnace for construction of Taean units (#9,10)	~~W~~	552,496	21,265	584,148	46,059
Service of designing Taean units (#9,10)		111,322	15,093	109,700	18,981
Purchase of desulfurization machine for construction of Taean units (#9,10)		—	—	92,086	1,017
Purchase of turbine generator for construction of Taean units (#9,10)		218,659	8,003	228,794	6,788
Purchase of combined generating machine for construction of Taean IGCC units		200,557	1,998	208,972	2,102
Purchase of oxygen plant for construction of Taean IGCC units		96,760	210	98,979	221
Service of designing Taean IGCC plant units		44,802	3,342	44,802	3,342
Construction of Samcheok units (#1,2)		488,374	12,672	457,943	15,851
Purchase of furnace for construction of Samcheok units (#1,2)		1,091,303	46,376	1,091,303	51,594
Purchase of coal handling machine for construction of Samcheok units (#1,2)		304,924	56,603	303,273	155
Service of designing Samcheok units (#1,2)		114,047	36,510	114,047	36,510
Purchase of main equipments		168,076	13,601	152,286	39,248
Lanscaping construction and other		63,110	33,406	—	—
Construction of yard for Andong natural gas power plant		41,961	—	41,961	2,600
Service of designing Dangjin units (#9,10)		122,426	—	122,426	6,125

(2)	As of June 30, 2017, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2017 ~ 2030	34,562 Ton U3O8
Transformed	2017 ~ 2022	18,634 Ton U
Enrichment	2017 ~ 2029	25,530 Ton SWU
Molded	2017 ~ 2022	2,004 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of June 30, 2017 and December 31, 2016 are as follows:

In millions of won	June 30, 2017			December 31, 2016
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	667	~~W~~	633,484	675	~~W~~	636,433
As the plaintiff	193		614,016	193		489,605

As of June 30, 2017, among the litigations mentioned above, there are ongoing litigations of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~62,744million).

A group of plaintiffs (consisting 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong Unit 1 nuclear power plant and requested for suspension of the execution on May 16, 2017. The appeal was ongoing as of June 30, 2017. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori Unit 5 and 6 it was ongoing as of June 30, 2017. The Company joined these litigations as a stakeholder with the permission of the Court.

The book value of property, plant and equipment and provision for decommissioning costs of Wolsong Unit 1 nuclear power plant is ~~W~~535,202 million and ~~W~~534,770 million, respectively, as of June 30, 2017. If the continuance of operation of Wolsong Unit 1 nuclear power plant is annulled, significant losses may be incurred in connection with the property, plant and equipment of Wolsong Unit 1. In addition, the amount of provision may increase significantly, and the timing of actual cash outflows may be accelerated. Also, additional costs may incur due to the three-month suspension of the construction of Shin-Kori Unit 5 and 6 as described in note 50.

The Company is the defendant against a number of claims. The followings are potentially significant ongoing claims pertaining to the Company.

①	Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill (formerly, amounted to ~~W~~1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ~~W~~133,426 million in October 2014, ~~W~~204,040 million in November 2015, and ~~W~~204,564 million in January 2017, respectively, and submitted an application to demand extra contract payments due to the design changes. KHNP has paid ~~W~~217,724 million of the claim amounts in full upon the first ruling in November 2016 and recognized the amount as addition to construction-in-progress accordingly. KHNP has made an appeal against the first ruling and the lawsuit is currently ongoing.

②	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ~~W~~51,972 million of other provision in relation to the lawsuit as of June 30, 2017.

Except these significant ongoing claims, there are eight arbitration cases pertaining to the Company as of June 30, 2017 and the significant arbitration cases are as follows:

①	KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

49.	Contingencies and Commitments, Continued

(1)	Ongoing litigations related with contingent liabilities and assets as of June 30, 2017 and December 31, 2016 are as follows, continued:

②	Hyundai Samsung Joint Venture (HSJV), one of the subcontractors of the Company, filed an arbitration against the Company at the London Court of International Arbitration (LCIA) in 2016 due to disagreements in UAE nuclear power plant construction project, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

③	In prior years, Hyundai E&C, GS Engineering & Construction Corp., and Hansol SeenTec Co., Ltd. filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

④	In prior years, Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Company filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2017 and December 31,

2016 are as follows:

①	In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

②	The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided performance guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③	The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 917 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electirc power generation business in Cirebon, Indonesia. Also, in relation to the business, the Company has provided Limited Notice To Proceed 2 (“LNTP 2”) Offshore performance payment guarantee amounting to USD 1,614 thousand to Hyundai Engineering Co. Ltd., Toshiba Corporation and MHPS, and LNTP 2 Onshore performance payment guarantee amounting to USD 1,550 thousand to Hyundai E&C and Toshiba Asia Pacific Indonesia (TAPI) based on the interest owned by the Company to progress the construction.

④	The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

⑤	The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,684 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of June 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,605,240
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Shinhan Bank and others	KRW	800,000
Limit amount available for card	KEB Hana Bank and others	KRW	46,333
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,136,000
	BNP Paribas and others	USD	1,992,600
Certification of payment on L/C	Shinhan Bank (*)	KRW	23,124
	Woori Bank and others	USD	930,580
Certification of performance guarantee on contract	Kookmin Bank and others	EUR	18,191
	KEB Hana Bank	INR	236,443
	Seoul Guarantee Insurance and others	KRW	107,405
	Bank of Kathmandu	NPR	32,633
	KEB Hana Bank and others	USD	635,044
Certification of bidding	SMBC and others	USD	10,210
	ABSA	ZAR	55,730
Advance payment bond, Warranty bond, Retention bond and others	KEB Hana Bank	SAR	95,756
	HSBC and others	USD	3,582,005
Others	KEB Hana Bank	INR	157,830
	KEB Hana Bank and others	JPY	2,245,843
	Nonghyup Bank and others	KRW	227,490
	KEB Hana Bank	SAR	2,240
	KEB Hana Bank and others	USD	1,206,898
Inclusive credit	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	258,000
	Shinhan Bank	USD	233,548
Trade finance	BNP Paribas and others	USD	800,000

(*)	The Company was provided with a guarantee of ~~W~~198 million from Daewoo Engineering & Construction Co. Ltd. for some of its commitments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2017, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Korea East-West Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	15,958	Collateral for borrowings
Korea Midland Power Co.,Ltd.	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings
Korea Southern Power Co., Ltd.	Shinhan Bank and others	Shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	40,000	Collateral for borrowings
Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	44,192	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Collateral for borrowings (*)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings
		Cash and cash equivalents	KRW	10,197
Gyeongju Wind Power Co., Ltd.	SK Securities Co., Ltd. and others	Property, plant and equipment and others	KRW	83,959	Collateral for borrowings
		Existing or expected trade receivables	KRW	3,839
		Cash and cash equivalents	KRW	16,206
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Bank deposit and insurance claim	KRW	396,120	Collateral for borrowings
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	188,580	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	332,850	Collateral for borrowings

(*)	The Company was provided with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, from the investors as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ~~W~~1,197 million of project loans from Korea Resource Corporation as of June 30, 2017. The Company has provided a blank check as repayment guarantee.

(5)	The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~91,577 million as of June 30, 2017, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~70 million and depreciation on the utility plant of ~~W~~3,313 million are recorded to other expenses for the six-month period ended June 30, 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

49.	Contingencies and Commitments, Continued

(6)	Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of June 30, 2017. The book value of facility is ~~W~~19,340 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The Company has entered into an insurance agreement covering up to ~~W~~7,000 million with the Export-Import Bank of Korea related to Gaeseong industrial complex. The ultimate outcome of this event cannot be reasonably estimated.

50.	Subsequent Events

(1)	Subsequent to June 30, 2017, Korea Hydro & Nuclear Power Co.,Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd. issued non-guaranteed bonds, additional foreign currency short-term borrowings and asset backed short-term bond for funding facilities and operations as follows:

In millions of won and thousands of foreign currencies
Company Name	Type	Issued date	Maturity	Interest rate	Amounts
Korea Hydro & Nuclear Power Co., Ltd.	Global bond 8	2017.07.25	2027.07.25	3.13	USD	300,000
Korea Midland Power Co., Ltd.	#39-1 non-guaranteed corporate bond	2017.08.03	2027.08.03	2.35	~~W~~	20,000
	#39-2 non-guaranteed corporate bond	2017.08.03	2032.08.03	2.44		70,000
	#39-3 non-guaranteed corporate bond	2017.08.03	2037.08.03	2.47		130,000
	Asset backed	2017.07.30	2017.09.05	1.55		100,000
	short-term bond	2017.07.14	2017.10.10	1.45		50,000
Korea Western Power Co., Ltd.	Short-term borrowings	2017.07.04	2017.07.26	1.36		23,500
	Short-term borrowings	2017.07.06	2017.07.26	1.38		6,000
	Short-term borrowings	2017.07.17	2017.07.21	1.26		55,000
	Short-term borrowings	2017.07.20	2017.07.21	1.29		2,000
	Corporate bond #37-1	2017.07.21	2022.07.21	2.09		40,000
	Corporate bond #37-2	2017.07.21	2027.07.21	2.36		50,000
	Corporate bond #37-3	2017.07.21	2037.07.21	2.47		110,000
Korea Southern Power Co., Ltd.	#41-1 non-guaranteed bond	2017.07.07	2022.07.07	2.17		60,000
	#41-2 non-guaranteed bond	2017.07.07	2027.07.07	2.47		50,000
	#41-3 non-guaranteed bond	2017.07.07	2037.07.07	2.57		100,000
	#42 non-guaranteed bond	2017.07.31	2020.07.31	1.87		80,000

(2)	Result of Wolsong Unit 1 lawsuit

The request for suspension of execution of Wolsong Unit 1 as described in note 49 was dismissed on July 3, 2017. Subsequently, the plaintiffs filed an appeal against the first ruling on July 9, 2017. However, it was withdrawn on July 18, 2017 and finally dismissed.

(3)	Temporary suspension of the construction of Shin-Kori Unit 5 and 6

On July 14, 2017, the board of directors of KHNP decided to temporarily suspend the construction of Shin-Kori Unit 5 and 6 starting from July 24, 2017, which is the beginning date of the public debate period of Shin-Kori Unit 5 and 6 which are scheduled to be completed by October 2021 and 2022, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2017

(Unaudited)

51.	Adjusted Operating Profit

The operating profit in the Company’s consolidated interim statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated interim statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated interim statements of comprehensive income prepared in accordance with K-IFRS for each of the three and six-month periods ended June 30, 2017 and 2016 to the operating profit or loss as presented in the Company’s consolidated interim statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	June 30, 2017			June 30, 2016
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating profit on the consolidated interim statements of comprehensive income	~~W~~	846,492	2,309,678	2,704,494	6,309,841
Add
Other income
Reversal of other provisions		1,183	2,393	1,075	5,612
Reversal of other allowance for bad debt		—	—	4,799	5,786
Gains on government grants		469	505	—	36
Gains on assets contributed		1,106	1,112	188	1,516
Gains on liabilities exempted		116	621	302	305
Compensation and reparations revenue		24,431	48,611	39,814	63,944
Revenue from research contracts		904	2,879	1,593	2,427
Rental income		48,303	94,728	47,757	101,941
Others		30,734	41,813	7,482	13,745
Other gains
Gains on disposal of property, plant and equipment		8,990	20,018	11,360	29,958
Gains on disposal of intangible assets		21	484	—	—
Gains on foreign currency translation		2,672	9,810	4,246	8,653
Gains on foreign currency transaction		12,429	56,619	12,573	23,789
Gains on insurance proceeds		—	383	—	—
Others		56,076	163,669	44,319	93,731
Deduct
Other expenses
Accretion expenses of other provisions		(70)	(6,816)	(70)	(119)
Depreciation expenses on investment properties		(138)	(546)	(131)	(329)
Depreciation expenses on idle assets		(1,650)	(3,313)	(1,641)	(3,311)
Other bad debt expense		(2,303)	(6,291)	(1,163)	(5,108)
Donations		(12,976)	(32,583)	(23,726)	(35,387)
Others		(11,927)	(15,949)	(5,157)	(8,336)
Other losses
Losses on disposal of property, plant and equipment		(12,330)	(20,196)	(16,871)	(21,131)
Losses on disposal of intangible assets		(78)	(78)	(4)	(138)
Losses on foreign currency translation		(11,006)	(15,184)	(544)	(4,275)
Losses on foreign currency transaction		(10,778)	(22,188)	(13,731)	(33,666)
Others		(22,007)	(40,336)	(10,465)	(26,135)

Adjusted operating profit	~~W~~	948,663	2,589,843	2,806,499	6,523,349